UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

GREEN EARTH TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	26-0755102
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Stamford Landing, Suite 200, Stamford, Connecticut 06902
(Address of principal executive offices)

(877) 438-4761
(Registrant’s telephone number, including area code)

Copies to:

Joel J. Goldschmidt, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
(212) 838-8269 (telephone)
(212) 838-9190 (facsimile)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

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EXPLANATORY NOTE

          You should rely only on the information contained in this registration statement or in a document referenced herein. We have not authorized anyone to provide you with any other information that is different. You should assume that the information contained in this registration statement is accurate only as of the date hereof except where a different specific date is set forth.

          As used in this registration statement, unless the context otherwise requires, the terms “we,” “us,” “our,” “Green Earth Technologies,” “GET” or “the Company” refer to Green Earth Technologies, Inc., a Delaware corporation, and/or its wholly-owned subsidiary, GET Manufacturing, Inc.

FORWARD-LOOKING STATEMENTS

          Except for statements of historical fact, some information in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this registration statement because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed in the sections captioned “Risk Factors” and “Description of Business,” as well as other cautionary language in this registration statement and events in the future may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors or other future events could have a material adverse effect on our business, results of operations and financial position. Since our common stock is considered a “penny stock” we are ineligible to rely on the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

          When this registration statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at http://www.sec.gov.

          Our Web site is located at http://www.getg.com. When this registration statement is effective, we will make available, through a link to the SEC’s Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC filings, please contact us by mail addressed to Investor Relations, Green Earth Technologies, Inc., 3 Stamford Landing, Suite 200, Stamford, Connecticut 06902, (877) GET-GRN1 ((877) 438-4761).

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Item 1. Business

General Information

          Our business address is 3 Stamford Landing, Suite 200, Stamford, Connecticut 06902. Our Web site is located at http://www.getg.com. The information contained in, or that can be accessed through, our Web site is not part of this registration statement.

History

          We were organized under the laws of the State of Delaware on August 7, 2007, in part, to serve as a vehicle for the reincorporation in Delaware of a Nevada corporation with the same name (“Green Earth Technologies (Nevada)”). The sole shareholder of Green Earth Technologies (Nevada) was Mathew Zuckerman, our former president and chief operating officer. In April 2007, Mr. Zuckerman exchanged all of his shares in Green Earth Technologies (Nevada) for approximately 35 million shares of MiNetwork Group Inc. (“MiNetwork”), also a Nevada corporation, which represented approximately 99.6% of all of the issued and outstanding shares of MiNetwork. MiNetwork then changed its name to Green Earth Technologies, Inc. On August 22, 2007, an attempt to effect the reincorporation in Delaware of Green Earth Technologies (Nevada), formerly MiNetwork, was made by filing with the Secretary of State of Delaware a Certificate of Merger of a Foreign Corporation into a Domestic Corporation (the “Certificate of Merger”). On the filing of that Certificate of Merger, all of the outstanding shares of Green Earth Technologies (Nevada) were automatically converted into a like number of shares of our common stock. At the time of the share exchange between Green Earth Technologies (Nevada) and MiNetwork, the stock of MiNetwork was quoted on the Pink Sheets Electronic OTC Market (“Pink Sheets”). After the purported reincorporation merger between Green Earth Technologies (Nevada) and us in August 2007, our stock was quoted on the Pink Sheets.

          Subsequent to the filing of the Certificate of Merger, our legal counsel determined that the purported reincorporation merger had not been properly approved under Section 252 of the Delaware General Corporation Law, which requires: (i) that the board of directors of each corporation adopt a resolution approving an agreement of merger and declaring its advisability; (ii) that such agreement be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting upon the agreement and (iii) that the agreement be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. Our legal counsel determined that we had not received the required board and shareholder approval to effect the merger. As a result, a Certificate of Correction rendering the purported reincorporation merger null and void was filed on December 15, 2008.

          In connection with the voided reincorporation merger, our board of directors determined that, in view of the passage of time and potential legal claims by the shareholders of Green Earth Technologies (Nevada), it was advisable and in our best interests to take no action to recover the shares of our common stock issued in the voided reincorporation merger. We therefore recognized the former shareholders of Green Earth Technologies (Nevada) as our shareholders. These shareholders included (i) Mr. Zuckerman, (ii) the historical shareholders of MiNetwork and (iii) the holders of convertible notes originally issued by MiNetwork before the share exchange with Mr. Zuckerman described above, who had received an aggregate of approximately 9.5 million shares of stock in exchange for those notes. Those shares had been issued over an approximately two-month period beginning at the end of July 2007, a period that included the date of the voided reincorporation merger but ended before the Certificate of Correction was filed. We also deemed it in our best interests and those of our shareholders for our stock to continue to be quoted on the Pink Sheets. We do not believe that we have any liabilities as a result of voiding the reincorporation merger as we took no action to recover the shares of our common stock effectively issued in the purported reincorporation merger. Further, we do not believe there are other ramifications to us or our stockholders as a result of our actions.

          As a result of the filing of the Certificate of Correction and because our business developed independently of Green Earth Technologies (Nevada), we do not consider ourselves to be the successor to Green Earth

Technologies (Nevada). Rather, we believe our corporate existence began in August 2007 when we filed a Certificate of Incorporation with the Secretary of State of the State of Delaware. At the time of the purported reincorporation merger, Green Earth Technologies (Nevada) had no employees and was not engaged in any operating business. Its only assets were mining claims. In the purported reincorporation merger, we attributed no value to these assets, in part because they had nothing to do with the business in which we intended to engage. In December 2007, but effective as of July 2007, Mr. Zuckerman assigned his interest in ten patent applications to us in exchange for 12 million shares of our common stock, which was included in the 35 million shares he received in the voided reincorporation merger. At the time, we believed that the claims contained in these patent applications were valid and would be the basis of the intellectual property for our intended business. Shortly thereafter we realized that the claims contained in all but one of the patent applications were of no value to us and we began to engage in our own research and development activities to develop high-quality bio-based performance and appearance products. At the same time, we also continued research and development activities with respect to the claims in the one patent application that we believed had any viability. Beginning in early 2008, we started to hire senior executive personnel, including a new Chief Executive Officer and President and a new Chief Financial Officer, to further develop our business. To that end, we entered into relationships with suppliers and other vendors and began to market and sell our products. We also began our capital origination efforts. Up until that point, we had not raised any investment capital and were undercapitalized.

          As of the date of this filing, our common stock is quoted on the Pink Sheets under the trading symbol GETG. We intend to arrange for our stock to be quoted on the OTC Bulletin Board simultaneously with or shortly after the effectiveness of this registration statement.

          Our wholly-owned subsidiary, GET Manufacturing, Inc., a Delaware corporation incorporated on June 3, 2008, handles the distribution of our products. We do not own equity interests in any other entity.

Company Overview

          We market, sell and distribute an array of branded, environmentally-friendly, bio-based automotive and outdoor power equipment performance and appearance products. Performance products enhance the speed and handling of a motor vehicle, while appearance products, such as waxes, polishes, protectants and upholstery cleaners, are chemicals and accessories that enhance the appearance of a vehicle. These products are produced for us under long-term supply and requirements contracts with domestic manufacturers. The “green” base of our performance products is comprised of animal fats, while our appearance products use plant oils. This biodegradable green base replaces traditional petroleum and chemical derived bases typically used to make motor oils, cleaning solutions and other consumer products without compromising performance or value. Thus, our products deliver comparable or superior performance at competitive prices, while giving consumers the ability to “do their part” in protecting the environment. With our products, consumers can “SAVE THE EARTH – SACRIFICE NOTHING®.”

Products

          Our initial product categories include performance products, principally lubricants that substitute for petroleum-based motor oils, and appearance products, such as car washes, glass cleaners, tire-care solutions and detergents.

Performance Products

          Our performance products include motor oils, engine oils and other lubricants that are sold under the G-OIL® brand. G-OIL® is currently available in a number of formulations:

•	SAE 5W-30 motor oil for automobiles;

•	2-cycle engine oil for 2-cycle outdoor air-cooled engines typically found in “hand-held” gasoline powered outdoor maintenance equipment like hedge trimmers and leaf blowers;

•	4-cycle SAE 30 and SAE 10W-30 engine oil for 4-cycle air-cooled engines such as those found in lawn mowers; and

•	bar and chain oil for chain saws.

          Our products have been available at retail since August 2008 except for the SAE 5W-30 motor oil, which became available in September 2009. According to 2007 data from the National Petrochemical & Refiners Association (NPRA), SAE 5W-30 oil was the number one selling SAE multi-graded motor oil for gasoline engines in the United States with a 37.6% market share and growing. With the planned addition of SAE 10W-30 (35% market share) and SAE 5W-20 (11.9% market share) to our G-OIL® line, we will compete for approximately 85% of the 585 million gallons of motor oil purchased per year in the United States.

          Our “green” bio-base, when mixed with additives according to our specifications, enables the dual advantage of low temperature operation and high temperature stability. Our G-OIL® SAE 5W-30 motor oil is capable of operating at temperatures as low as minus 40 degrees Fahrenheit. For example, in cold weather, our oil allows for easy, minimal-engine-wear starts, cold engine operation and smooth flow through the engine, yet at higher temperatures, our oil retains sufficient thickness to ensure proper engine lubrication. These findings are based on third-party tests conducted in accordance with industry guidelines provided by independent industry standards organizations, each with their own complex criteria for certifications that take into account numerous factors.

          In March 2009, our G-OIL® SAE 5W-30 motor oil was granted the service symbol “Donut” by the American Petroleum Institute (API) for use in all types of gasoline engines, including those found in automobiles and other motor vehicles. We plan to finalize the API testing and certification process for G-OIL® SAE 10W-30 and SAE 5W-20 by the end of our current fiscal year. API is an American National Standards Institute (ANSI) accredited standards developing organization and maintains some 500 standards covering all segments of the oil and gas industry. Both retailers and consumers rely on API quality marks and ratings when choosing motor oils. The “Donut” is an API “Engine Quality Mark” indicating that G-OIL® adheres to industry technical specifications for SAE 5W-30 motor oil. Engine oil marketers may only use the “Donut” on their products if specific requirements are met based on performance requirements, test methods and limits which are cooperatively established by vehicle and engine manufacturers, technical societies such as the Society of Automotive Engineers (SAE) and ASTM International (“ASTM”), one of the largest voluntary standards development organizations in the world and a source for technical standards for materials, products, systems, and services and industry associations like the American Chemistry Council and API.

          In addition, our G-OIL® SAE 5W-30 motor oil has met all of the engine test criteria for the API SM rating. The SM rating is an industry-recognized rating that is API’s newest and highest possible rating for oils designed for gasoline-engine service. In order to receive the SM rating, our products undergo a series of testing by authorized third-party laboratories and must meet or exceed performance benchmarks. The SM rating distinguishes gasoline-engine oils that are designed to provide (i) improved oxidation resistance, which means less oil thickening, (ii) improved deposit protection, so that the engine will not form harmful deposits as quickly, (iii) better engine wear protection, and (iv) better low-temperature performance over the life of the oil. Popular Mechanics magazine awarded G-OIL® the Editor’s Choice Award at the 2007 SEMA (Specialty Equipment Market Association) Show in November 2007. The SEMA Show is an annual automotive specialty products trade show.

Appearance Products

          Our appearance products include car washes, glass cleaners, tire care solutions, odor eliminators and all-purpose detergents.

          G-WASH™ Car Wash is a heavy duty hydrophobic (water repelling) solution that is designed to cause water to “bead up” and “roll off,” leaving no spots. G-WASH™ Car Wash is not a detergent, soap or petroleum solvent, but a blend of natural plant based products (including soy, corn, grain, potatoes and trees) that are designed to be safe for vegetation and groundwater.

          G-WHEEL™ Wheel Cleaner and Brake Dust Shield is a two-step wheel cleaner and brake dust repellent solution. Step one (Wheel Cleaner) is designed to remove tough dirt buildup, while step two (Brake Dust Shield) is designed to leave a shine and protective coating that repels brake dust.

          G-TIRE™ Ultimate Tire Shine is designed to remove dirt and road grime while shining tires and protecting their surface.

          G-GLASS™ Glass Cleaner is designed to be an easy-to-use, no-streak organic formula that clings to glass and penetrates its surface, dissolving and removing dirt and forming an invisible anti-static residue that reduces dust and dirt build-up.

          G-GLASS™ Rain Repellent & Anti-Fog are hydrophobic glass treatments. The products are designed to disperse nano-sized particles that penetrate glass surfaces to form a bond that repels rain, ice and snow on the outside and smoke, fog and other types of moisture on the inside for up to several months.

          G-SCENT™ Odor Eliminator is an odorless, non-masking, non-toxic, hypoallergenic deodorizer that reduces or eliminates odor. G-SCENT™ Odor Eliminator is designed to break up organic matter without leaving behind an appreciable residue on surfaces.

          G-CLEAN™ is our new line of concentrated dissolvable pouches that are used with power washers. G-CLEAN™ is available in three 3-pack formulations: Concrete Cleaner & Degreaser, Siding & All Purpose Cleaner and Mold & Mildew Stain Remover.

          All of our performance and appearance products are designed to be environmentally-friendly. Most of our performance and appearance products meet the “Ultimate Biodegradable” ranking of ASTM. “Ultimate Biodegradable” is ASTM’s highest ranking for biodegradability, meaning the product degrades in 28 days to the required levels. For the fiscal year ended June 30, 2009, 67% of our revenues were generated by our performance products, while 33% of our revenues were generated by our appearance products.

          We have completed development of the following new products and intend to bring them to market by the end of calendar year 2009: G-FUEL™ Fuel Stabilizer, G-FUEL™ Charcoal Lighter Fluid and G-CLEAN™ Grill and Surface Cleaner. We are currently developing G-OIL™ Marine TC-3W engine oil and G-MARINE™ boat care products and anticipate introducing them by the end of our 3rd quarter 2010.

Market

          Our products are part of the automotive aftermarket and outdoor power equipment market, which includes automobiles, lawn mowers, chain saws, leaf blowers and hedge trimmers. The automotive aftermarket refers to the maintenance, repair, parts, accessories, chemicals and fluids for vehicles after their original sale. The addressable market for our automotive products in the United States is comprised of more than 200 million licensed drivers, as reported in the Automotive Aftermarket Industry Association Digital Fact Book & Lang Annual – 19th Edition (2010) (the “AAIA Fact Book”). These licensed drivers purchase approximately 585 million gallons of motor oil annually, as reported in the National Petrochemical & Refiners Association’s 2007 U.S. Report on Lubricating Oil and Wax Sales, published in November 2008 (the “NPRA Report”). According to the AAIA Fact Book, the size of the U.S. automotive aftermarket products market was roughly $280 billion in 2008. These figures include retail sales through do-it-yourself (“DIY”) and do-it-for-me (“DIFM”) outlets. DIY refers to when consumers perform the maintenance and repair work needed on their vehicles. DIFM refers to when consumers use professionals to perform the maintenance and repair work needed on their vehicles. We also sell our products into the outdoor power equipment market. The size of the United States market for outdoor power equipment products was roughly $15 billion in 2008, according to the Outdoor Power Equipment Institute.

Automotive Aftermarket

          According to the AAIA Fact Book, in 2008, aftermarket parts, accessories, tires and services for light vehicles were sold directly to consumers through 42 channels of distribution. These channels represent all of the establishments that sold automotive products and services to DIY and DIFM consumers. As reported in the AAIA Fact Book, the largest channels in 2008 were new car dealers (firms primarily involved in the retailing of new, personal-use motor vehicles, which also provide service for those vehicles after the sale) ($62.3 billion), general automotive repair garages (establishments that do not specialize on one facet of automotive repair) ($33.4 billion), automotive body, paint, interior repair and maintenance shops (firms whose primary activity is motor vehicle collision repair) ($22.4 billion) and automotive parts and accessories stores (establishments where automotive products comprise more than 50% of total inventory and where retail sales comprise more than 50% of total sales) ($20.1 billion). The channels experiencing the largest growth over 2007 were warehouse clubs and superstores (self-service establishments that typically require membership fees and sell a variety of products, generally in bulk sizes) (5.7%) and automotive specialty transmission repair shops (establishments specializing in transmission repair, which accounts for more than 50% of total sales receipts) (3.0%).

          Historically, distribution of aftermarket parts, accessories and chemicals has been accomplished through either the service channel to DIFM consumers or through the retail channel to DIY consumers.

          According to the AAIA Fact Book, other retail channel outlets have been growing in recent years. Among these, drug stores (establishments that primarily sell pharmaceutical and other health care products and may have a limited or intermediate line of automotive products) have experienced the strongest compounded growth since 2002 (3.6%), followed closely by discount stores (retail establishments that meet the requirements of a department store, but have lower cost structures and typically sell at lower prices than conventional department stores) (3.5%), tire dealers (stores that generate more than 50% of their sales from automotive tires) (0.8%), auto parts stores (0.3%) and warehouse clubs (0.3%). In contrast, department stores (large mass merchandise retail stores, which carry a wide variety of products and may include automotive service departments) and hardware stores (establishments that sell a variety of basic hardware such as tools, paint, glass, housewares, appliances and cutlery and may also sell automotive products) have declined by 2.1% and 0.7%, respectively, between 2002 and 2008.

          According to the Fast Lube / Auto Oil Change Service Industry Profile Excerpt from First Research, Inc., the U.S. automotive oil change and lubrication industry includes about 4,000 companies with combined annual revenues of $4 billion. Large chain stores (retail establishments that are part of an organization operating four or more similar types of stores) include Jiffy Lube, Pennzoil 10-Minute Oil Change (887), Valvoline Instant Oil Change (847) and Texaco Xpress Lube. The industry is highly fragmented, despite the large chains; the biggest companies hold less than 40% of the market. Quick lube operators (service establishments specializing in providing fast oil changes and may also offer other automotive services), for the most part, are independent service providers with one or two shops that do not have a significant relationship with either vehicle manufacturers or petroleum marketers. Demand is driven by the amount of driving that consumers do and by new car sales. Major services are oil changes, installation of new oil filters, chassis lubrication and preventative maintenance. Typically, more than 70% of revenue is from oil changes.

Outdoor Power Equipment Market

          The size of the United States market for outdoor power equipment products was roughly $15 billion in 2008, according to the Outdoor Power Equipment Institute. In 2008, annual U.S. shipments of lawn mowers were just below 7,000,000 units, 78% of which were walk behind power mowers and 22% of which were riding mowers. These units require 4-cycle engine oil. The total “hand-held” gas powered units shipped in 2008 neared 11,000,000 units with trimmers representing over 51% of the volume, followed by chain saws (25%), hand held blowers (18%) and back pack blowers (6%). These units require 2-cycle engine oil and chain saws also require bar and chain oil.

Industry Overview

Vehicle Registrations

          According to R.L. Polk & Co’s National Vehicle Population Profile (NVPP) database as of July 1, 2008 (the “NVPP Database”), the U.S. motor vehicle population grew 0.5% in 2008, reaching 250.8 million vehicles. The number of licensed drivers in the United States is expected to increase to 208.2 million people in 2008, representing a 1.2% increase over 2007. The relationship between light duty vehicle registration and licensed drivers resulted in a ratio of 1.16 for 2008 which was only slightly below the 1.17 level achieved in 2007. Light duty vehicles are vehicles with Gross Vehicle Weight (or the total weight of the loaded vehicle, including chassis, body and payload) of 0 to 14,000 pounds. In addition, the average age of vehicles in use reached a high point of 9.7 years in 2007, but dramatically dropped in 2008 to 9.0 years, a level not seen since 2003 when the average was 9.1 years.

          The NVPP Database also showed that in 2008, global vehicle registrations reached nearly 901 million, with over a third of all registrations being in Europe (35.4%), followed by North America (32.6%), Asia (23.6%), South America (4.6%) and the Middle East and Africa (3.6%). The top three countries were the United States, Japan (75.7 million vehicles) and Germany (44.4 million vehicles).

Motor Oil

          According to the NPRA Report, comparative sales of U.S. automotive gasoline engine oils (classified under SAE J183 by viscosity grade), the total gasoline engine oils sold in 2007 reached 585 million gallons with the top grades listed below:

•	5W-30:	185.84 million gallons or 37.6% share (an increase of 4.5% over the previous year)

•	10W-30:	172.76 million gallons or 35.0% share (a decrease of 13.0% over the previous year)

•	5W-20:	58.61 million gallons or 11.9% share (an increase of 11.2% over the previous year)

•	10W-40:	46.85 million gallons or 9.5% share (a decrease of 13.7% over the previous year)

API Engine Oil Guide

          Multi-grade oils such as SAE 5W-30 and 10W-30 are widely used because, under all but extremely hot or cold conditions, they are thin enough to flow at low temperatures and thick enough to perform satisfactorily at high temperatures.

•	32 degrees F =	5W-20, 5W-30, 10W-30, 10W-40 and 20W-50

•	0 degrees F =	5W-20, 5W-30, 10W-30 and 10W-40

•	Below 0 degrees F =	5W-20 and 5W-30

          The API service symbol “DONUT” is for gasoline engine oil categories (for cars, vans and light trucks with gasoline engines) designed for gasoline engine service that fall under the API’s “S” (Service) categories. “SM”

is the current service symbol for all automotive engines currently in use. Introduced in 2004, SM oils are designed to provide improved oxidation resistance, which means less oil thickening, improved deposit protection, so that the engine will not form harmful deposits as quickly, better engine wear protection and better low-temperature performance over the life of the oil. For automotive gasoline engines, the latest engine oil service category (SM) includes the performance properties of each earlier category. For instance, if an automotive owner’s manual calls for API “SJ” or “SL” oil, then API “SM” oil will provide full protection.

Appearance Products

          Automotive appearance products enhance a car’s appearance, both inside and outside, including tires, wheels and trim. These products fall into four categories: washes, waxes and polishes, touch-up paints and body fillers and protectants. Most washes are simply detergents designed specifically for washing vehicle exteriors. These products are formulated to be gentle on clear-coat finishes; some are even formulated to need no water. There are also washes designed to clean wheels and tires, and others to clean glass. All of these products have grown in popularity as consumers have become more aware of the need to care for clear-coat finishes and other vehicle components properly. Detergents are cleaning products that are used in various cleaning applications such as power washing and degreasing fluids.

Suppliers

          We purchase our products from a variety of suppliers. Our suppliers obtain the raw materials they use to produce the bio-base for our performance and appearance products, respectively, from their own suppliers. We have no direct relationship with any of those suppliers. Other than animal fat bio-solvents, which come from a limited number of independent meat processing plants, the raw materials used by our suppliers are readily available. Notwithstanding the decreased number of suppliers of animal fat bio-solvents, our suppliers are able to obtain sufficient raw materials to fulfill our needs for the foreseeable future. One of our strategic goals is to diversify our principal supply base in order to reduce the risk of depending on a single supplier. However, we cannot assure you we will be able to expand our supply base as there are a limited number of producers of bio-based performance and appearance products that would satisfy our standards for quality and performance.

Performance Products

          Until December 4, 2009, our performance products were primarily produced for us by Bio Tec Fuel & Chemical, LLC (“Bio Tec”). Bio Tec, based in Guymon, Oklahoma, used its proprietary technology and know-how to convert beef tallow and other animal fat bio-solvents, shipped from a number of meat processing facilities in Texas, Oklahoma, Colorado and New Mexico, to a bio-based oil. Bio Tec then blended and processed the bio-based oil with additives and other ingredients, all of which were purchased from third parties, in specific proportions and temperatures to produce our various G-OIL® performance products. The combination of the base oil and the additives created the necessary performance attributes that make our oil and lubrication products effective. With certain exceptions, the final product was shipped by tanker to a bottling facility in Detroit, Michigan or a bottling facility in Bedford Park, Illinois, where it was bottled, packaged and shipped to our customers.

          The material terms of our agreement with Bio Tec were the following:

1.

Bio Tec, together with its principals, granted us the exclusive right and license of and to any and all intellectual property relating to certain designated products (essentially, bio-based motor oil), including the manufacture of those products as well as the exclusive right to sell, market and distribute those products.

2.	We were obligated to purchase our requirements of performance products provided that Bio Tec (i) could produce the quantity and type of products we required on a timely based from Bio Tec and (ii)

the products satisfied our quality standards. If Bio Tec could not satisfy these basic requirements, we were released from our obligations under the agreement.

3.

If we failed to purchase at least 70% of Bio Tec’s manufacturing capacity (assuming it could meet all of our requirements and quality standards), Bio Tec had the right to terminate our exclusive right to market, sell and distribute.

4.

If Bio Tec could not or would not manufacture and deliver to us on a timely basis the quantity and type of products required by us that met the required quality standards, we were free to look elsewhere for the manufacture of our products. Also, we were entitled to use the licensed intellectual property as we reasonably deemed necessary to support our business. Although not entirely free from doubt, we interpreted these terms to mean that if Bio Tec could not satisfy our requirements, whether in terms of type, quantity or quality, we were entitled to purchase products from other sources or use Bio Tec’s intellectual property to manufacture products ourselves or by third parties, since we would need the right to such intellectual property to support our business.

5.	Finally, if a customer returned any product supplied by Bio Tec because of quality issues, Bio Tec was obligated to give us a full credit for that product.

          We received a notice from Bio Tec that it was terminating its agreement with us, effective December 4, 2009. In the termination notice, Bio Tec alleged that we failed to comply with and fulfill the provisions of the agreement and also made various claims regarding amounts owed by us to Bio Tec as a result of our failure to comply with the terms of the agreement. We believe, however, that we have complied with all of the terms of the agreement and that Bio Tec is not entitled to any termination penalties. In fact, we believe that Bio Tec has breached the agreement. In addition, Bio Tec demanded that we “cease immediately any representations that [we have] an exclusive right to market, sell and distribute products utilizing technology proprietary to Bio Tec” and that we “cease advertising that [we] may have a right to use Bio Tec’s technology to produce products.” On December 21, 2009, we commenced an action in the United States District Court for the Southern District of New York against Bio Tec to enforce our rights under our agreement with Bio Tec, including our rights to Bio Tec’s intellectual property, and to recover certain amounts that we advanced to or on behalf of Bio Tec and to recover damages that we incurred as a result of Bio Tec’s breach of the agreement.

          We do not believe that the termination of the agreement will impact our business, as we have already identified alternative sources of supply for our performance products and continue to seek additional suppliers. We are currently working with bio-diesel plants in Michigan and New Jersey, additive companies and blending facilities to develop test batches of our performance products, and anticipate entering into agreements with these companies once the formulations of our performance products are finalized. In addition, we are in the process of developing our own formulations of bar and chain oil, 2-cycle engine oil and 4-cycle engine oil. If we can successfully develop our own formulations, our dependence on independent suppliers will be further reduced.

Appearance Products

          We purchase our appearance products from Inventek Collodial Cleaners, LLC (“Inventek”), based in Philadelphia, Pennsylvania. Inventek uses plant oils and organic chemicals to produce “green” appearance and power-equipment products in a concentrated form. We purchase Inventek’s concentrated formulations and ship them to the bottling facility at Kwik Paint Products (“KPP”), which mixes or blends the concentrate with other ingredients according to Inventek’s specifications. KPP then ships the finished product to our distributors and other customers. We have not entered into a definitive agreement with Inventek. Our rights with respect to our appearance products are as stipulated in our Principals of Agreement with Inventek. Under our agreement with Inventek we have an exclusive right to market, sell and distribute globally the formulations produced by Inventek. There are no minimum purchase requirements under our agreement with Inventek. Our agreement also provides that we and Inventek will work together to establish testing procedures and reporting to ensure quality and consistency in our product batches. In exchange for our exclusive marketing, distribution and selling rights, Inventek received

5,000,000 shares of our common stock and a warrant to purchase an additional 5,000,000 shares of our common stock at $0.20 per share. The warrant was exercised in full in June 2008. Though the Principals of Agreement is, in large part, non-binding, we believe we have a strong working relationship with Inventek.

Distribution

          It is our belief and understanding that historically, the retail side of the automotive aftermarket business has pursued DIY consumers. This is changing as retailers increasingly feel the need to go after the DIFM consumer as well in order to maximize efficiency, turnover and economies-of-scale. Although the needs of these two consumer groups differ and adequately serving both groups is an ambitious task, it is a challenge the largest and strongest retailers have undertaken. As such, auto parts stores, such as Pep Boys and Strauss, have added service bays; service providers (including new car dealers) have added retail parts areas; mass market retailers (general merchandise retailers including department stores, discount stores, grocery stores, drug stores, hardware stores, variety stores, home centers, warehouse clubs, appliance stores, catalog showrooms and lawn and garden stores) have teamed with professional installers; warehouse distributors (firms that sell more than 50% of their products to automotive jobbers or retailers) and jobbers (firms that sell more than 50% of their products to repair shops and more than 50% of their purchases are from distributors) have opened retail outlets; and auto parts chains like AutoZone have pursued professional installers in addition to the committed DIY consumer.

          Our market research shows that mass market retailers, such as Wal-Mart and Target, and warehouse clubs have become the primary outlets for tires, batteries, accessories and both performance and appearance products. These outlets target the “leisure” DIY consumer, a consumer willing to undertake minor maintenance tasks, such as changing the oil, adding antifreeze and maintaining the appearance of his or her vehicle. Many mass market retailers offer automotive services. For example, Wal-Mart, which offers on-site installation, is a leading retailer of batteries, tires and lubricants.

          We have also observed and concluded that service stations (establishments, which may or may not sell products over the counter, for which gasoline accounts for more than 50% of total sales), once a major retail outlet for all types of automotive DIY parts and products are still a significant retail outlet for motor oil, but have been eclipsed by other retailers for other auto products. Grocery stores (establishments that primarily sell food for home preparation and consumption and may also sell non-edible grocery items and a limited range of automotive products), drug stores and convenience stores (compact, self-service retail stores that are open long hours and carry a limited line of brands and sizes, possibly including gasoline) also sell a small but significant percentage of certain types of automotive aftermarket products such as performance and appearance products. Home improvement retailers (establishments that carry a wide range of home products, such as hardware, lumber, building materials, garden supplies, plumbing and electrical supplies and may also carry automotive products), notably The Home Depot, and auto and hardware stores are outlets for tools, as well as motor oil and other chemicals. Mail order is a primary source of high performance DIY products. The Internet has also increasingly become a source of automotive products.

          We have a number of agreements with distributors, the most important of which is our five-year worldwide distribution agreement with Techtronics Industries North America, Inc. (TTI) for G-branded products, which we entered into in December 2008. TTI is the producer of Ryobi™ and Homelite™ hand-held gas and electric powered outdoor equipment, including grass and weed trimmers, power washers, blowers, chain saws and hedge trimmers. Under our agreement with TTI, TTI has the non-exclusive right to distribute all of our products, including all G-OIL® 4-Cycle, Bar & Chain oils and G-CLEAN™ biodegradable detergents, throughout its global distribution network. In addition, TTI has the exclusive right to distribute our non-automotive products through the following channels of distribution: (i) specific retail stores within the United States, Canada and Mexico, including all retailers with an average of at least 40,000 square feet per store, (ii) all marketing channels outside of the United States, Canada and Mexico, and (iii) all marketing channels with respect to any of our new products unless otherwise expressly agreed to in writing. TTI’s exclusive distribution rights are subject to TTI fulfilling a minimum purchase volume of $15,000,000 of our products during each calendar year following December 2010. Our agreement with TTI also provides that we will collaborate to devise mutually beneficial marketing strategies and campaigns. The term of our agreement with TTI will automatically renew for successive five year periods beginning on January 1, 2014, unless earlier terminated pursuant to the agreement or written notice of non-renewal is provided at least one year prior to the expiration of the then current term. For the fiscal year ended June 30, 2009 and three months ended September 30, 2009, approximately 84% and 76% of our revenues, respectively, were derived from TTI.

          We have other distribution agreements with distributors located in the United States and Canada.

Research and Development

          Our research and development activities are performed for the most part by our suppliers, principally Inventek. We also have two full-time employees devoted to research and development efforts, which included submitting our independent test results to industry certification organizations. During the fiscal years ended June 30, 2008 and 2009, we incurred expenses in the amount of $590,000 and $2,189,000, respectively, for development, release and testing of our products. During the three months ended September 30, 2008 and 2009, we incurred expenses in the amount of $307,000 and $68,000, respectively, for development, release and testing of our products. The costs of our research and development activities are not borne directly by our customers.

Customers

          A significant portion of our sales is derived from a limited number of customers. For the fiscal year ended June 30, 2009, approximately 96% of our sales were from two customers, TTI and Ace Hardware Corp. For the fiscal year ended June 30 2008, approximately 62% of our sales were from one customer, Target Corporation. For the three months ended September 30, 2009, approximately 88% of our sales were from two customers, TTI and Ace Hardware Corp. For the three months ended September 30 2008, approximately 86% of our sales were from one customer, TTI.

          Our targeted customers are primarily in the automotive aftermarket and outdoor power equipment markets. We are also pursuing customers in the marine, industrial, municipality and military markets. We sell to leading national and regional retailers, including The Home Depot, Meijers, Kroger, Albertson’s, Giant, Shop Rite, VIP, National Auto, participating ACE and True Value dealers, Do It Best, Trader Horn’s, The Andersons, Biggs, Bennett Auto, Franks Auto Supermarket and Amazon.com. In addition, we sell through a variety of wholesalers including Steel City, Robert Elgart & Son, Rotary Corporation and Do Cut Sales & Service.

          Based on the observations and conclusions of Marketiquette, Inc. (“Marketiquette”), which provides us with marketing and branding services, and which has over 20 years of marketing and sales experience, over the last decade, the automotive aftermarket developed new ideas to better serve its customer base, increase the number of store locations and improve its technology and consumer appeal. Nearly every distributor reported new features geared to enhance customer service. Advance Auto Parts and Pep Boys revamped store models adding new products, displays, signage and formats. Fisher Auto Parts took employee and customer feedback into consideration to accomplish its initiatives for the year and O’Reilly Automotive acquired CSK Auto Parts, which included recently-purchased Murray’s Discount Auto, to become the third largest auto parts retailer with over 3,000 stores. The automotive aftermarket formed partnerships to better educate consumers.

Sales and Marketing

          We have launched a sales and marketing program for our performance and appearance products, using product and corporate branding; promotional and advertising campaigns on television channels targeted toward our market; point of purchase marketing at auto parts retail stores, home improvement centers, grocery store chains, mass market retailers, and regional wholesalers; push-pull strategy; and public promotions. We believe that our aggressive sales and marketing effort together with our efficient distribution infrastructure will enable us to successfully and quickly place our products with retail and commercial customers.

          Our “go-to-market” strategy is based on our understanding of consumer behavior that drives decisions related to where to compete and how to compete. It includes a profile of the consumer motivations determining who they are, what they want, what they need and where they go to satisfy these wants and needs. This strategy is also a process of educating the consumer by making the products readily available and then motivating them to buy.

          We have a strategic relationship with Marketiquette for marketing and branding services. One of the principals of Marketiquette is a member of our board of directors. Our sales infrastructure includes master distribution agreements with a variety of wholesalers and contractual arrangements with approximately 100 sales professionals who sell to over 330,000 retail locations. We are actively pursuing relationships with other wholesalers and retailers to include additional major national consumer purchase locations in the household goods, automotive aftermarket, and categories that include home improvement centers, grocery stores and drug stores.

Branding

          We have embarked on creating a powerful consumer brand using the symbol “G”, which we hope will become the choice of consumers seeking products that are both green and effective. We have also adopted an “umbrella” approach to product branding that allows the “G” brand to “crossover” multiple categories of products within a variety of trade channels. For example, a consumer who replaces his or her own motor oil is also likely to mow his or her own lawn or barbeque. If that consumer is impressed by the product performance of one product, then he or she would be very likely to re-purchase and try other G-branded performance and appearance products. By addressing consumer consumption habits, we expect to appeal to all consumers, not only those whose choice of products is determined purely by their “green” attributes.

Push-Pull Strategy

          We employ a “PUSH” – “PULL” promotional and advertising strategy when building brand awareness, generating trial/sampling purchases and gaining distribution of G-branded products. Our three-stage “go-to-market” approach will first educate the consumer about the product through a combination of advertising and public relations initiatives; then make the product readily available with direct and three-step distribution (a traditional aftermarket distribution process where products flow from the manufacturer to the warehouse distributor to the jobber to the service outlet); and finally implement programs to motivate consumers to buy.

          “PUSH” or “getting the product on the shelf” provides the programs necessary to gain distribution and secure product placement on the limited retailer shelf space. It consists of customer marketing funds designed to support the customer’s best promotional and consumption building vehicles, as well as employee incentive and training programs and materials that clearly communicate the key brand benefits. These materials consist of a variety of “communication messages.”

          “PULL” or “getting the product off the shelf” and into the hands of the consumers answers the biggest questioned posed by retailers: “What are you doing to drive consumers into my store to purchase your product?” Pull programs are designed to entice the retailer and educate the consumer motivating them to either sell or purchase our products. Various pull programs include advertising directed towards the consumer (print, radio, TV, Internet, direct mail, etc.), instant redeemable or mail-in coupons, mail-in money-back rebates, retailer loyalty programs, co-branding with complementary products and sampling events.

Push Plan

Promotions designed to get our products on the shelf consist of the following:

•	In store signage and point of sales materials;

•	In store demonstrations and displays;

•	In store coupons and mail in rebates;

•	In store and special event sampling;

•	Mail-in “green” bracelets and “EZ 2 B GRN” license plates to communicate “doing my part”; and

•	Customer marketing funds to support customers’ best promotional vehicles.

Pull Plan

Our pull plan will encompass the following promotions designed to get our products off the shelf:

•	Viral marketing and Internet “blogging”;

•	TV appearances including CSI-NY and CNN Money;

•	Variety of consumer and trade print articles including Car & Driver, Playboy and Popular Mechanics;

•	Commercial creation and media buy; and

•	Customers’ consumer ads, including The Home Depot whose quarterly ad reaches over 40,000,000 households.

Media

          Our media strategy contemplates launching our products on highly concentrated network cable programming in key markets where product distribution has been secured.

          The primary target prospect for network cable will be DIY consumers interested in automotive and environmental sensitivity. The networks that have suitable programming are Discovery, TLC, Planet Green, Speed and BBC America. The secondary market consists of women interested enough in the environment to purchase environmentally friendly products and/or influence product purchases for their households. Cable networks that have suitable programming for these prospects include Discovery, Discovery Home, TLC and Planet Green.

          The timing strategy will be to saturate networks in short bursts to ensure that any prospects viewing a network on a given day will be exposed with sufficient frequency to recall the “G” brand and separate it from the competition. The saturation strategy also gives us the appearance of a major brand with significant impact in the marketplace. For example, instead of spreading out the commercials over a one month period, we will air one spot three nights a week every thirty minutes on The Discovery Channel during prime time, guaranteeing that viewers will be exposed multiple times in a single evening.

Strategic Relationships

          In December 2008, we entered into a market distribution agreement with TTI. TTI is a leading manufacturer of outdoor power equipment and The Home Depot’s largest vendor. Under this agreement, TTI purchases our performance and appearance products and distributes the products through their domestic (300-person merchandiser sales force for The Home Depot’s 2,000 stores alone) and international networks. In addition, TTI intends to co-brand and co-market various G-branded products with their products.

Intangible Assets

          We believe that we own and/or license all of the intellectual property that is necessary for the conduct of our business. At the present time, our most important intangible assets are the exclusive rights from Bio Tec and Inventek. In addition, we also own a patent claim, trademarks and trade names, technical know-how and trade secrets, which are important corporate assets and are critical to our future growth. As such, we intend to take whatever steps we believe are necessary to protect these assets from unauthorized use including, where appropriate, filing patent claims, registering trademarks and tradenames and entering into confidentiality agreements with employees, vendors, suppliers, distributors and other business partners. We cannot assure you that the actions we take will be successful in adequately protecting our rights with respect to these intangible assets.

Licenses

          Our business depends, in part, on our right to use or exploit the intellectual property rights of others. To that end, we, wherever possible, seek to obtain licenses from the owners of these rights. Under our agreement with Bio Tec, we believe Bio Tec granted us an exclusive right to its intellectual property insofar as it applies to the production of performance products based on beef tallow and animal fats and the exclusive right to sell, market and distribute these products so long as we meet the minimum purchase requirements under our agreement. However, in its notice to us terminating the agreement, Bio Tec demanded that we “cease immediately any representations that [we have] an exclusive right to market, sell and distribute products utilizing technology proprietary to Bio Tec” and “cease advertising that [we] may have a right to use Bio Tec’s technology to produce products.” On December 21, 2009, we commenced an action in the United States District Court for the Southern District of New York against Bio Tec to enforce our rights under our agreement with Bio Tec, including our rights to Bio Tec’s intellectual property.

          Inventek has granted us an exclusive right to market, sell and distribute globally certain formulations that are used to produce our line of appearance products. We cannot assure you that these licensing and exclusive marketing rights will be instrumental in the growth of our business or that we will be able to enter into similar agreements or acceptable terms for other products, technologies or processes that are necessary or desirable to grow our business.

Trademarks and Trade Names

          The following marks are registered to us in the United States Patent and Trademark Office and have ten-year renewable terms:

•	G-OIL®, registration effective April 21, 2009; and

•	SAVE THE EARTH– SACRIFICE NOTHING®, G-OIL Design® and G.E.T. GREEN! ®, registrations effective April 28, 2009.

          We also currently use the following trademarks: G-WASH™, G-WHEEL™, G-TIRE™, G-GLASS™, G-SCENT™ and G-CLEAN™. We plan to file trademark and trade name applications with respect to these and additional G-branded products that we have developed or may develop in the future, including G-FUEL™ and G-MARINE™.

Patents

          In December 2007, but effective as of July 2007, we acquired from Mathew Zuckerman, our former president and chief operating officer, ten patent applications in exchange for 12,000,000 shares of our common stock. At the time, we believed that the claims contained in these patent applications were valid and would be the basis of the intellectual property for our intended business. Accordingly, we determined the number of shares issued to Mr. Zuckerman based on the fair value of the stock on the date of issuance and our assigned value of $200,000 to the patents as intangible assets because of our anticipated use of them and the estimated cash flows that would be generated as a result. We are currently developing new products based on the claims included in only one of the patent applications, “Synthesizing and Compounding Molecules from and with Plant Oils to Improve Low Temperature Behavior of Plant Oils as Fuels, Oils, and Lubricants,” which describes a methodology for blending and mixing the bio-base for some of the performance products we are developing. We plan to file additional patent applications for existing and new products.

Competitive Landscape

Competitive Trends

          One of the trends characterizing all product categories of the automotive aftermarket is that as the number of retailer channels grew so did the competitive pressures. In addition, smaller retail outlets and jobbers could not compete on price given the purchasing power of the larger chains. The dominance of a few national retailers has enabled them to seek volume discounts from suppliers and drive down the price of virtually all aftermarket products.

          As a result of competitive pressures, the industry’s distribution structure continues to undergo fundamental change and consolidation. The largest players have been vertically integrating as many of the steps as possible to lower costs and improve efficiencies. They have also been acquiring smaller players in large numbers. Meanwhile, smaller players such as jobbers and independent service providers have been forming purchasing groups and leveraging their resources in other areas, such as marketing and advertising. Throughout the industry, the trend is to two-step distribution, where the marketer/manufacturer sells directly to the retailer, wholesale-distributor/retailer or jobber/retailer.

          Another factor that increases competition is the phenomenon referred to as the “merging aftermarket,” that is, the tendency for leading marketers to cross over into other categories, subcategories, or segments and wholesalers’ crossing over into retail and retailers’ crossing over into wholesale. In other words, the lines that once delineated distinct competitive areas are blurring. A third factor that affects virtually all aftermarket categories is the growing durability or longevity of aftermarket products. An industry once castigated for “planned obsolescence” has completely transformed itself into one that now stands for trouble-free and increasingly maintenance-free products. Today, vehicles go 100,000 miles without a tune-up, roll on run-flat tires and use motor oils that are effective for 7,500 miles or more as manufacturers improve the performance and durability of their products.

          Competition is also growing in the automotive performance product category. For example, marketers of motor oil and fluids must respond to private-label competition, environmental concerns and the need to educate consumers about the value of synthetic and semi-synthetic motor oils, low-hazard antifreeze (propylene glycol), as well as recycling options and new product introductions. Additive marketers face the challenge of distinguishing themselves on retail shelves as this discretionary “perceived value” aftermarket segment is packed with competitors.

          Competition in motor oil reflects low gross margin and the highly promotional nature of the segment resulting in the product’s place as a loss leader by retailers. In response, marketers have moved to capture sales in the growing DIFM market, either via sole supplier contracts with quick-lube/oil change shops or by acquiring quick-lube shops outright.

          Motor oil marketers continue to look to higher-priced specialized and high-performance formulations to lessen the price-driven, commodity nature of the business. Synthetic motor oils and synthetic blends remain the most promising development. They have strong appeal to marketers and retailers alike because of the much higher prices they command. Marketers are thus devoting much of their marketing and new product development efforts to synthetic and blended oils. Premium products like synthetics and a stronger brand recognition strategy have helped improve margins. We believe that the next opportunity in marketing motor oil is the environmentally-friendly, non-

petroleum based and fully biodegradable “green” oil.

          Competition in appearance products continues to expand, particularly in the protectants and wash segments, creating new products to protect both interior and exterior automotive parts. The Black Magic brand of Shell’s (SOPUS) Blue Coral-Slick 50 unit is credited with creating an entire new sub-segment, tire dressing, which is now one of the largest and fastest growing. Tire dressing, a protectant product, gives tires a like-new, high-gloss, wet-look finish and is particularly popular among young male vehicle owners. Category leaders Armor All, Meguiar’s and Turtle Wax continually renew their offerings with extensions into tire care, exterior washes, carpet and upholstery care and odor removers, as well as updated formulations of protectants or waxes and polishes.

Major Market Participants

          Our principal competitors are traditional providers of performance and appearance products. We are not aware of any major provider of biodegradable lubricants. The major marketers of performance and appearance products include:

Ashland (Valvoline, Eagle One)	Michelin

British Petroleum (Castrol)	Mothers

Chevron (Texaco, Havoline)	Permatex (No Touch)

Citgo	Proctor & Gamble (Mr. Clean)

Clorox (Armor All and STP)	Reed Union (Nu-Finish and Nu-Vinyl)

DuPont	Royal Purple

Eco-Labs (NASCAR)	Shell Oil (Pennzoil, Quaker State, Rotella, Shell)

Exxon-Mobil (Mobil One) Featherlite (NASCAR Nextel)	Shell Oil Products U.S. – SOPUS (Black Magic, Blue Coral, Westley’s and Rain-X)

Honeywell (Prestone)	Simonize

Lucas	3M

Meguiar’s	Turtle Wax

          We are a small start-up company, and are therefore at a competitive disadvantage against the large and well-capitalized companies in the automotive aftermarket industry. In addition, our bio-based performance and appearance products are generally more expensive than traditional, non-biodegradable products. Therefore, our primary method of competition involves promoting the benefits of using our products over those of our competitors, including the high quality and environmentally-friendly nature of our products based on independent tests.

Governmental and Environmental Regulations

          Section 5 of the Federal Trade Commission Act (the “FTC Act”) makes unlawful deceptive acts and practices in or affecting commerce. The Federal Trade Commission’s Guides for the Use of Environmental Marketing Claims (the “FTC Guides”) specifically address the application of Section 5 of the FTC Act to environmental advertising and marketing practices, including labeling, advertising, promotional materials and all other forms of marketing. The FTC Guides apply to any claim about the environmental attributes of a product, package or service in connection with the sale, offering for sale, or marketing of such product, package or service. Because we advertise our products as biodegradable, we must comply with the FTC Guides by taking steps to qualify our products as biodegradable, including substantiating our claims with competent and reliable scientific evidence that our products will completely break down and return to nature. The cost of testing our products in order to procure this evidence is significant. During the fiscal year ended June 30, 2009, we incurred expenses of approximately $465,000 for product testing. Failure to comply with the FTC Guides may result in corrective action against us, which would damage our reputation and could result in substantial fines or revocation of our permits and authorities.

          In addition, our suppliers must independently adhere to the rules and regulations of their respective state’s Department of Environmental Quality. The costs of compliance with any applicable environmental laws are borne by our suppliers.

          There are no other governmental regulations applicable to our business other than the usual and customary business licenses, permits and regulations applicable to businesses in general. We believe that we comply with all relevant federal, state and local environmental regulations. Failure to comply with applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our permits and authorities. We cannot give assurance as to the degree or cost of future regulations on our business.

Industry Regulations

          Motor oil is rated and identified by its viscosity, or its ability to flow. In cold weather, the oil’s viscosity must allow easy, minimal-engine-wear starts, cold engine operation and smooth flow through the engine. Yet at higher temperatures, it must retain sufficient thickness to ensure proper engine lubrication.

          Motor oils are labeled according to weights standardized by the SAE, which developed a grading system to designate the viscosity level of single grade and multi-grade motor oils that measure viscosity. The lower the number, the thinner the oil, and the lower the temperature at which the oil will flow with ease (SAE 5W); the higher the number, the thicker the oil, and the higher the temperature at which the oil will remain effective (SAE 50). The “W” affixed to the SAE number stands for winter and means the oil is especially suited for use in colder temperatures.

          SAE weights are classified as multi-viscosity (also known as multi-weight or multi-grade) or straight (also known as single-viscosity, single-weight, or single-grade). Multi-viscosity oils do not have to be changed according to the seasons. They can perform properly under both hot and cold temperatures, the range of which is designated by the use number (SAE 10W30). The main purpose of multi-grading is to provide a light, readily flowing oil for easy cold starts, which then thickens as the engine becomes warm to provide higher viscosity protection at higher temperatures and load. Straight weights, designated by a single number, with or without a “W,” perform well in a limited temperature range and must be changed on a seasonal basis.

          Motor oils are also rated by API according to their performance on tests established by API and ASTM. We are not required to obtain ratings from any organizations. However, if we do not achieve or maintain these ratings, our products have no standing in the marketplace, as consumers rely on these ratings to help them identify quality engine oils. API and ASTM issue certifications based on independent tests conducted in accordance with their respective guidelines. The API and ASTM are independent industry certification organizations, each with their own complex standards for certifications that take into account factors too numerous for us to describe with any sufficiency.

          Oils for consumer use are classified by the letters SA through SM. The letter “S” in this designation stands for “service” vehicles, as distinguished from military or commercial designation. Each rating supersedes the previous and generally indicates how advanced the formula is. For example, SA and SB were non-detergent oils and are obsolete; while SH oils provide maximum protection against oxidation, deposits, rust, and corrosion, and can be used in cars originally requiring SC through SM oils. API also designates oils as EC (Energy Conserving) or ECII if the oil will improve fuel economy by 1.5% or 2.7%, respectively.

          We obtained the SM rating from the API for our G-OIL® 4-Cycle lubricant and the API “Donut” service symbol for the SAE 5W-30 weight of our ultimate biodegradable green motor oil. We also obtained the FD/ISO-L-EGD rating for our G-OIL® 2-Cycle oil. We believe G-OIL® is the only bio-based oil to receive these designations.

Employees

          As of January 20, 2010, we have 7 employees, all of whom are full-time employees.

Item 1A. Risk Factors

          An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this registration statement, including our financial statements and the notes to those statements, before you purchase any of our shares. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and cash flow deficits and we expect to continue to operate at a loss and to have negative cash flow for the foreseeable future.

          Since inception we have incurred net losses in every quarter. At September 30, 2009, we had cumulative net losses of $35.1 million. We also have negative cash flows from operations. Historically, we have funded our operations with proceeds from the sale of debt and equity securities, payment of obligations with common stock. From inception through September 30, 2009, we raised approximately $13.1 million from the issuance of debt and securities and common stock subscriptions: $1.3 million of debt, $8.6 million of equity and $3.2 million of common stock subscriptions. Our growth strategy is to increase our market share through a variety of sales and marketing initiatives, which require significant amounts of capital. We will also need capital to expand our production capacity and distribution capability. This is likely to result in additional losses and negative cash flow for the foreseeable future.

If we do not raise additional capital and have operating and financial performance, we will not be able to achieve our growth objectives and we may even be forced to discontinue operations.

          We need capital for sales and marketing programs and to purchase the base ingredients used to manufacture our products. At the present time we have no other firm commitments for investment capital and we have no debt facilities, such as a working line of credit or receivables factoring agreement. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable. In addition, the existence of outstanding options and warrants may adversely affect the terms at which we could obtain additional equity financing since the holders of these options and warrants may have the opportunity to profit from a rise in the value or market price of our common stock and to exercise them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. If capital is not available on satisfactory terms, or is not available at all, we may be unable to continue to fully develop our business or take advantage of new business opportunities. In addition, our results of operations may decline from previous levels or may fail to meet expectations because of the higher cost of capital. As a result, the price of our publicly traded securities may decline, causing you to lose all or part of your investment.

Our limited operating history makes it difficult for us to accurately forecast our revenues and appropriately plan our expenses.

          Revenues and operating results are difficult to forecast because they generally depend on the volume and timing of orders, which, in our case, are uncertain. Some of our expenses are fixed and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenues. This inability could cause our net income in a given quarter to be lower than expected or our net loss to be higher than expected. In addition, our limited operating history makes it difficult to evaluate our business and prospects. You should consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, marketing and sales obstacles and delays, inability to gain customer acceptance, inability to attract and retain high-quality and talented executives and other personnel and significant competition. If we are unable to successfully address these risks, our business may not grow and/or we may be unable to continue operations.

We have substantial doubt about our ability to continue as a going concern. If we cannot continue as a going concern, you will lose your entire investment.

          In their report in connection with our financial statements for the fiscal year ended June 30, 2009, our independent registered public accounting firm included an explanatory paragraph stating that because we have incurred net losses and have a net capital deficiency and because we require additional funds to meet our obligations, there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, it is likely that your entire investment will be worthless. Our ability to continue as a going concern will depend, in large part, on our ability to obtain additional financing and generate positive cash flow from operations, neither of which is certain. If we are unable to achieve these goals, we may not be able to continue as a going concern.

We rely on a network of strategic partners for basic business critical services, including manufacturing, packaging and shipping, sales, marketing and distribution.

          Our strategic partners include (i) Inventek, which supplies us with our appearance products, (ii) KPP for processing, packaging and shipping, (iii) Marketiquette for sales and marketing and (iv) TTI for distribution. The loss of any one of these relationships could have an adverse material impact on our business because we do not have the internal resources, technical or financial, to bring any of these functions in-house nor do we believe we could quickly replace these functions with other third-party vendors. We cannot assure you that our relationship with any of these entities will continue or that the services they provide to us will be adequate. If any of these relationships terminate or the level or quality of the services provided by any of our strategic partners is inadequate, our business, operations and financial condition may be adversely impacted.

We depend on third parties to effectively market and sell our products.

          We depend on third parties, particularly Marketiquette, to market and sell our products. Marketiquette is particularly knowledgeable about the automotive and household products industries, the two industries in which we compete. Over the last two years, Marketiquette has developed marketing programs for our products and built a sales force of approximately 100 sales professionals to sell and market our products. Our agreement dated July 1, 2007 is renewable for one-year terms but can be terminated by Marketiquette on 90 days’ notice. If we cannot extend or renew the agreement we will have to either engage a new marketing firm or develop our own internal sales and marketing department. We cannot assure you that we will be able to achieve either of these alternatives. In particular, building a sales and marketing department will take time and require significant amounts of capital. This could force us to redirect our resources away from product development or other critical areas of our business. It could also distract our senior executives from their other duties.

We depend on a limited number of suppliers to produce, blend, package and ship our products, and we have little or no control over their operations. If they cannot supply us with a sufficient quantity of high quality products on a timely basis, our reputation may be impaired, which, in turn, could adversely impact our business, results of operations and financial condition.

          We rely on Inventek and KPP to supply us with our appearance products. Inventek uses its own proprietary technology and know-how to produce these products and we have little or no control over its methods of operations, including its processes and production schedules. Until December 4, 2009, we relied on Bio Tec to supply us with performance products. We are currently seeking a new supplier to replace Bio Tec. If our relationship with our suppliers were to terminate, we may not be able to find another manufacturer that could produce a comparable replacement product. If any of our suppliers fail to provide us with product in a timely manner or in sufficient quantities or if the quality of the product they produce is below that which our customers expect, our ability to satisfy customer demand will be adversely impacted and our reputation will be harmed. In turn, this may adversely impact our ability to generate revenues and profits.

          A number of factors may affect the timely delivery of our performance and appearance products, including production capacity, the availability of raw materials (i.e., beef tallow and plant oils), labor issues (such as strikes, slow-downs and lock-outs), natural phenomena (such as inclement weather, tornados and earthquakes) and service disruptions (such as gas leaks and power outages). Similarly, the quality of our products may be adversely affected if our suppliers fail to blend the ingredients properly, if there are shortages of key ingredients or if we have to use a different supplier or suppliers. For example, if we are unable to obtain the bio-base from our suppliers, and we are unable to remedy the disruption within a reasonable time, we may have to reformulate our performance products, which would divert resources from other projects and add to product costs. This reformulation may take a substantial period of time, and we may be unable to maintain the “green” properties or performance qualities of our products or obtain necessary industry certifications on a timely basis, if at all. We cannot assure you that there are other suppliers that have the know-how or capability to supply us with a sufficient quantity of products of comparable quality. Products produced from a different bio-base or from a different supplier are likely to have a different formulation with different characteristics and may be inferior in terms of their performance. This could have a material adverse impact on our reputation, which could negatively affect our revenues.

We recently received a termination notice from one of our principal suppliers. If we cannot find a replacement quickly, our business will suffer.

          We received a notice from Bio Tec, the principal supplier for our performance products, that it was terminating its agreement with us, effective December 4, 2009. In the termination notice, Bio Tec claimed that we had breached the agreement by failing to purchase and market the minimum amount of its products as required by the agreement. As a result, Bio Tec claims that we are required to pay one of its principals $300,000 per year and also demanded that we “cease immediately any representations that [we have] an exclusive right to market, sell and distribute products utilizing technology proprietary to Bio Tec” and that we “cease advertising that [we] may have a right to use Bio Tec’s technology to produce products.” On December 21, 2009, we commenced an action in the United States District Court for the Southern District of New York against Bio Tec to enforce our rights under our agreement with Bio Tec, including our rights to Bio Tec’s intellectual property, and to recover certain amounts that we advanced to or on behalf of Bio Tec and to recover damages that we incurred as a result of Bio Tec’s breach of the agreement. In the meantime, we must find new suppliers to replace Bio Tec. We cannot assure you that we will be able to find replacement suppliers that will be able to provide us with bio-based performance products that will meet our performance and quality standards in such quantities and at such times that will meet our needs. In addition, we may have to reformulate our performance products, which would divert resources from other projects and add to product costs. This reformulation may take a substantial period of time, and we may be unable to maintain the “green” properties or performance qualities of our products or obtain necessary industry certifications on a timely basis, if at all. This could have a material adverse impact on our reputation, which could negatively affect our revenues.

We have not entered into binding agreements with the principal supplier for our appearance products or any new suppliers for our performance products.

          We have not entered into a binding agreement with Inventek, the principal supplier of our appearance products. Our rights with respect to our appearance products are as stipulated in a non-binding Principals of Agreement with Inventek. Additionally, we are currently working with bio-diesel plants in Michigan and New Jersey, additive companies and blending facilities to develop test batches of our performance products, but we have not entered into agreements with any of these companies. Thus, in the event that Inventek or any of the companies with whom we are working fail to perform, we may have no recourse against them. For example, if Inventek decides to discontinue production or decides that it is not worthwhile to continue working with us, we cannot assure you that we would be able to obtain an adequate remedy, if at all. If we are unable to negotiate binding agreements with our suppliers on acceptable terms, we may not be able to meet the needs of our customers, which would have a negative impact on our reputation, which would adversely impact our business, operations and financial condition.

Any prolonged interruption in our product manufacturers’ production capacity could cause us to lose business.

          While we believe our suppliers have the capacity to meet our current needs, we cannot be certain that they will continue to meet our needs as demand for our products grows. In addition, they are subject to certain risks which could disrupt production of our products. If any of our suppliers are unable to produce our products for any reason, we would be required to find alternate contractors to manufacture our products, which could result in delays in manufacturing and the potential for significantly higher costs.

There are a limited number of suppliers for the bio-base ingredient of our performance products. Our business and results of operations would be adversely affected if we are unable to obtain sufficient quantities of this ingredient from those suppliers at favorable prices.

          We use a substantial amount of rendered animal fat for the production of our performance products. Rendered animal fat is a byproduct of the meat processing industry. Due to recent consolidation within the meat processing industry, the number of independent meat processing plants that can supply us with rendered fat has decreased significantly. As a result, we would have limited options if we are unable to negotiate supply agreements with the larger consolidated meat processors on favorable terms. A significant decrease in the availability of rendered fat or increase in costs would materially and adversely affect our business and results of operations.

Our future success depends, in part, on our ability to obtain and retain various certifications for our products. If we fail to do so, our reputation may suffer and our products may not be able to compete effectively.

          We are required to comply with certain governmental guidelines in order to market our products as biodegradable. The cost to comply with the Federal Trade Commission’s Guides for the Use of Environmental Marketing Claims is significant. However, if we fail to comply with these guidelines, or any other applicable regulations, or if we fail to maintain required permits or licenses, we may be subject to substantial fines or revocation of our permits and authorities. Further, we must achieve and maintain certain certifications on our performance products based on performance tests established by API and ASTM in order to compete with the petroleum-based products of our competitors. Failure to achieve or maintain the proper API certifications could have a material adverse impact on our reputation and our ability to sell our products, which could negatively affect our business, financial condition and results of operations.

Our assumptions regarding the future market for our products may be incorrect. Our future success depends on broad market acceptance of our products, which may not happen.

          Our entire business is based on the assumption that the demand for nontoxic, environmentally-friendly performance and appearance products will develop and grow. We cannot assure you that this assumption is or will be correct. The market for environmentally-friendly products is relatively new and currently is quite small. As is typical of a new and rapidly evolving industry, the demand for, and market acceptance of, “green-based” products are highly uncertain. In order to be successful, we must convince retailers to stock our products and educate consumers that our products perform as well as the petroleum- and chemical-based products they currently use and that the benefit of using our products is worth any additional cost. We believe that one of the major obstacles we face is the lack of knowledge of the importance of reducing the use of petroleum- and chemical-based products from an environmental and health perspective. We spend a considerable amount of our marketing budget educating consumers on the benefits associated with using our products as well as proving that our products work as well as the existing products they are accustomed to using. We can provide no assurances that these efforts will be successful or result in increased revenue. Similarly, we cannot assure you that the demand for our products will become widespread. If the market for our products fails to develop or develops more slowly than we anticipate, our business could be adversely affected.

We may not succeed in establishing the “G” brand, which could prevent us from acquiring customers and increasing our revenues.

          A significant element of our business strategy is to build market share by continuing to promote and establish our “G” brand. If we cannot establish our brand identity, we may fail to build the critical mass of customers required to substantially increase our revenues. Promoting and positioning our brand will depend largely on the success of our sales and marketing efforts and our ability to provide a consistent, high quality customer experience. To promote our brand, we expect that we will incur substantial expenses related to advertising and other marketing efforts. If our brand promotion activities fail, our ability to attract new customers and maintain customer relationships will be adversely affected, and, as a result, our financial condition and results of operations will suffer. Gaining market share for our G-branded products may prove to be extremely difficult as many of our competitors – including major oil and consumer products companies – are larger and better capitalized. Consequently, the rate of growth for sales of our G-branded performance and appearance products may be slower than we have anticipated. If we are unable to successfully achieve market acceptance of our products, our future results of operations and financial condition will be adversely affected.

As public awareness of the health risks and economic costs of petroleum- and chemical-based products grows, we expect competition to increase, which could make it more difficult for us to grow and achieve profitability.

          We expect competition to increase as awareness of the environmental and health risks associated with petroleum- and chemical-based products increases and as we demonstrate the success of efficacy of our bio-based products. A rapid increase in competition could negatively affect our ability to develop new and retain our existing clients and the prices that we can charge. Many of our competitors and potential competitors have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot be sure that we will have the resources or expertise to compete successfully. Compared to us, our competitors may be able to:

•	develop and expand their products and services more quickly;

•	adapt faster to new or emerging technologies and changing customer needs and preferences;

•	take advantage of acquisitions and other opportunities more readily;

•	negotiate more favorable agreements with vendors and customers;

•	devote greater resources to marketing and selling their products or services; and

•	address customer service issues more effectively.

          Some of our competitors may also be able to increase their market share by providing customers with additional benefits or by reducing their prices. We cannot be sure that we will be able to match price reductions by our competitors. In addition, our competitors may form strategic relationships to better compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements that could increase our competitors’ ability to serve customers. If our competitors are successful in entering our market, our ability to grow or even sustain our current business could be adversely impacted.

If we fail to keep up with changes in our industry, we will become less competitive, limiting our ability to generate new business and increase our revenues.

          In order to remain competitive, serve our customers effectively and increase our revenue, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and procedures and customer preferences. We need to continuously develop new products and technologies that address new developments in the market segments we serve and the regions in which we operate, as well as laws, regulations, rules, standards, guidelines, releases and other pronouncements that are periodically issued by legislatures, government agencies, courts, professional associations and others. In some cases these changes may be significant and the cost to comply with these changes may be substantial. We cannot assure you that we will be able to adapt to any changes in the future, that we will have the financial resources to keep up with changes in the marketplace or that we will be able to offset those costs with increases in revenues through price increases or additional product sales. Our inability to keep pace with changes and developments in the markets we serve may have an adverse impact on our business, results of operation and financial condition.

A significant portion of our sales is derived from a limited number of customers. If any of these customers decide they no longer will purchase our products, our financial performance will be severely and adversely impacted.

          For the year ended June 30, 2009 and the three months ended September 30, 2009, we derived approximately 96% and 88% of our revenue, respectively, from two customers. We cannot assure you that we can sustain this level of sales to this customer. If we do not diversify our customer base and this customer either stops using our services or reduces its reliance on us, our losses will increase.

We rely on certain key personnel. If any of our key employees leave and we cannot replace them with persons with comparable skills, our business will suffer.

          Our performance depends, to a significant extent, upon the efforts and abilities of our senior executive officers. The departure of any of our executive officers could have an adverse effect on our business and we cannot assure you that we would be able to find qualified replacements for any of those individuals if their services were no longer available for any reason. In addition, our success will also depend upon our ability to recruit and retain qualified personnel to fill other positions. Demand for highly skilled executives is still great and, accordingly, no assurance can be given that we will be able to hire or retain sufficient qualified personnel to meet our current and future needs.

We may not be able to manage our growth effectively, create operating efficiencies or achieve or sustain profitability.

          The ability to manage and operate our business as we execute our growth strategy will require effective planning. Significant rapid growth could strain our internal resources, leading to a lower quality of customer service, reporting problems and delays in meeting important deadlines, resulting in loss of market share and other problems that could adversely affect our reputation and financial performance. Our efforts to grow have placed, and we expect will continue to place, a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to continue to update and improve our operational, financial and management controls and procedures. If we do not manage our growth effectively, we could be faced with slower growth and a failure to achieve or sustain profitability.

Our future success depends on our ability to utilize certain intellectual property rights, some of which belong to third parties and some of which we own. If we cannot do so, or if we were found to be infringing on the proprietary rights of others, our business could be substantially harmed.

          Our success depends on our ability to use and/or exploit the intellectual property of third parties. For example, we relied on Bio Tec to provide us with high-quality bio-based performance products and we rely on Inventek to provide us with high-quality bio-based performance products, based on their respective proprietary technology. In addition, Bio Tec and Inventek have granted us an exclusive right to market, sell and distribute our performance and appearance products, although Bio Tec is disputing our claim to these rights. None of the intellectual property used by Inventek or Bio Tec to produce our products is protected by patents. Thus, if another party were able to replicate the process or if there is a determination that they are infringing on the rights of others, our exclusive rights may be worthless. Similarly, we may become aware of other products, technologies or processes that either enhance the performance of or complement our existing products or that will enable us to expand our product offerings. In addition, now that Bio Tec has terminated its agreement with us, we need to identify another producer of high-quality bio-based performance products and we cannot assure you that we will be successful in doing so. While we believe that, under the agreement, Bio Tec was required to share its technology and know-how to convert beef tallow and other animal fats into the bio-base oil that is the core ingredient of our performance products as well as the proper specifications for blending that oil with additives and other agreements, it never gave us access to that information and now denies that it ever had that obligation.. We are currently working with bio-diesel plants in Michigan and New Jersey and additive companies to develop test batches of our performance products. Our ability to market, sell and distribute our performance products will depend on our ability to use the intellectual property of these companies. We cannot assure you that we will be able to obtain the rights to those products, technologies or processes on terms that make economic sense. If we are unable to obtain the licenses that are necessary for us to remain competitive, our business, results of operations and financial condition could be adversely impacted.

          In addition, our business also depends on intellectual property rights that we own, including patent claims, trademarks and trade names. Despite our efforts to protect these rights, we cannot assure you that our intellectual property rights are adequately protected. Our patent claims may not be recognized as valid and even if they are, they may be challenged by third parties. Alternatively, third parties may be able to develop alternative processes and know-how enabling them to produce products that will compete with our products. Finally, our competitors or other third parties may attempt to use our trademarks or trade names or develop similar marks and names despite our registrations. In that case, our sole remedy may be to bring a legal action to enforce our rights, which could be costly and divert management’s time and effort away from our core business.

          We cannot assure you that another party might claim that we are infringing on their proprietary rights. If such a claim is upheld, we could incur significant penalties.

As a reporting company, our administrative costs will be significantly higher than they are now, making it more difficult for us to be cash flow positive and profitable.

          As a reporting company, we will be required to prepare and file with the SEC annual, quarterly and current reports as well as proxy materials and forms relating to the changes in stock ownership of our officers and directors. Filing these reports, statements and forms will entail additional professional fees and administrative costs as well as printing and filing fees. These additional costs will make it more difficult for us to become cash flow positive and profitable.

We have not yet completed the assessment of our internal controls over financial reporting required by the Sarbanes-Oxley Act of 2002 and the cost of compliance could be significant.

          We are in the process of completing an assessment of our disclosure controls and procedures and our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The purpose of the assessment is to confirm that our systems, procedures and controls regarding financial reporting and disclosure comply with the rules applicable to public companies, including (1) that the controls satisfy the requirements of the control framework to which we have chosen to adhere and (2) developing a system of gathering and maintaining evidence to support management’s assessment of disclosure controls and procedures and internal controls over financial reporting. In addition, our independent registered public accounting firm must provide an attestation report regarding our assessment by September 28, 2011. The costs of the assessment and obtaining an attestation report from an independent public accounting firm regarding our assessment may be significant. Moreover, if there is a “material weakness” in our systems, controls and/or procedures, there may be additional costs to rectify those weaknesses. A finding of a “material weakness” could also damage our reputation and, if we cannot address those weaknesses in a timely and efficient manner, could potentially subject us to administrative action by the SEC and result in the imposition of monetary penalties.

We may pursue acquisition opportunities, which may subject us to considerable business and financial risk.

          We may pursue acquisitions of companies, including animal or food processing companies, assets or complementary technologies in the future. Acquisitions may expose us to business and financial risks that include, but are not limited to:

•	diverting management’s attention;

•	incurring additional indebtedness;

•	dilution of our common stock due to issuances of additional equity securities;

•	assuming liabilities, known and unknown;

•	incurring significant additional capital expenditures, transaction and operating expenses, and non-recurring acquisition-related charges;

•	the adverse impact on our earnings of the amortization of identifiable intangible assets recorded as a result of acquisitions;

•

the adverse impact on our earnings of impairment charges related to goodwill recorded as a result of acquisitions should we ever make such a determination that the goodwill or other intangibles related to any of our acquisitions was impaired;

•	failing to integrate and assimilate the operations of the acquired businesses, including personnel, technologies, business systems and corporate cultures;

•	poor performance and customer dissatisfaction with the acquired company;

•	entering new markets;

•	failing to achieve operating and financial synergies anticipated to result from the acquisitions; and

•	failing to retain key personnel of, vendors to and customers of the acquired businesses.

          If we are unable to successfully address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth may be impaired, we may fail to achieve anticipated acquisition synergies and we may be required to focus resources on the integration of acquired operations rather than on our primary business.

We and other companies took corporate actions which were not properly authorized and we may have hidden liabilities that could have an adverse impact on our market value.

          We were organized under the laws of the State of Delaware on August 7, 2007, in part, to serve as a vehicle for the reincorporation in Delaware of the Nevada Corporation, the stock of which was quoted on the Pink Sheets. In April 2007, the shareholders of the Nevada Corporation had completed a share exchange with MiNetwork, whereby all of the shares of the Nevada Corporation were exchanged for shares in MiNetwork. As a result, the shareholders of the Nevada Corporation controlled MiNetwork and changed its name to Green Earth Technologies, Inc. On August 22, 2007, an attempt to effect the reincorporation in Delaware of the Nevada Corporation was made by filing with the Secretary of State of Delaware the Certificate of Merger. On the filing of that Certificate of Merger, all of the outstanding shares of the Nevada Corporation were automatically converted into a like number of shares of our common stock and our stock was quoted on the Pink Sheets under the trading symbol GETG. Subsequently, our legal counsel determined that the purported merger had not been properly approved under Section 252 of the Delaware General Corporation Law as we had not received the required board and shareholder approval to effect the merger. As a result, a Certificate of Correction rendering the purported merger null and void was filed on December 15, 2008. In view of the passage of time and potential legal claims by the shareholders of the Nevada Corporation, we determined to take no action, nor do we believe any action is feasible, to recover the shares of our common stock effectively issued in the purported merger. We did, however, determine that it was in our best interests and those of our shareholders for our stock to continue to be quoted on the Pink Sheets.

          There is the possibility that we may, as a result of our actions, have material liabilities that we might not have discovered, for which we would be liable. For example, if the purported merger is deemed valid notwithstanding the fact that we filed a Certificate of Correction rendering the merger null and void, we may be subject to shareholder actions claiming that the merger was not properly authorized. Such shareholders may seek to invalidate the merger and cancel the shares issued in the merger, which would force us to focus our resources on defending such actions. If such shareholder actions are successful, we would need to devote a significant amount of resources in cancelling the shares issued in the merger. Our reputation would also be negatively impacted. While we believe that we have substantive, valid defenses to any such claims, we would incur legal expenses in defending such actions and there can be no assurance regarding the outcome.

We are involved in a number of litigations and an investigation by the Securities and Exchange Commission.

          On November 20, 2009, we were served with a summons and complaint, filed in the Superior Court of California, County of Los Angeles, on behalf of Mathew Zuckerman, our former president and chief operating officer, and other entities that he controls or in which he claims a beneficial interest, alleging that they have suffered damages of not less than $6 million as a result of our refusal to allow them to transfer the shares they allegedly own or control. The complaint also seeks declaratory relief that Mr. Zuckerman is not in violation of the non-compete provisions contained in his employment agreement. In addition, on December 21, 2009 we filed a lawsuit against Bio Tec in the United States District Court for the Southern District of New York to enforce our rights under our agreement with Bio Tec, including our rights to Bio Tec’s intellectual property, and to recover certain amounts that we advanced to or on behalf of Bio Tec and to recover damages that we incurred as a result of Bio Tec’s breach of the agreement. Finally, on December 14, 2009, we received a subpoena from the Securities and Exchange Commission requesting documents in connection with the issuance of securities and the removal of restrictive legends from such securities as well as supporting documents for our public announcements. Any litigation, regardless of its outcome, and complying with the Securities and Exchange Commission subpoena could involve significant costs and expenses and divert management’s time and attention from our operations, which could adversely impact our performance and our ability to invest in our growth.

Risks Relating to Ownership of Common Stock

We are subject to the “penny stock” regulations.

          Our common stock is quoted on the Pink Sheets under the symbol GETG. Generally, holders of securities not eligible for inclusion on a national exchange may have difficulty in selling their securities should they desire to do so. In such event, due to the low price of the securities, many brokerage firms will not effect transactions in such securities and it is unlikely that any bank or financial institution will accept such securities as collateral, which would have an adverse effect in developing or sustaining any market for such securities.

          The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Because our common stock does not qualify for inclusion on a national exchange, it may be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to the broker-dealer and the registered representative or underwriter, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell such securities in the secondary market.

Our stock price is extremely volatile, which could result in substantial losses for investors and significant costs related to litigation.

          The market price for our common stock is highly volatile. Since inception, the price of a share of our common stock has traded from a low of $0.16 to a high of $4.59. This extreme volatility could result in substantial losses for investors. The market price of our securities may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our services, our competitors or business in general;

•	additions or departures of key personnel;

•	fluctuations in the costs of materials and supplies;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and in the automotive aftermarket industry in particular.

          In addition, this volatility may give rise to investor lawsuits diverting management’s attention and valuable company resources from our business.

There is a limited trading market for the sale of our securities.

          There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities. There is currently only a limited trading market for our common stock, which is quoted on the Pink Sheets, an electronic quotation service for securities traded over-the-counter, and there can be no assurance that a trading market will develop further or be maintained in the future. We are not currently applying for listing on any national securities exchange. Accordingly, no assurance can be given that a holder of common shares will be able to sell those shares in the future or as to the price at which any such sale would occur. If an active trading market for our common stock were to develop, the prices at which our common stock would trade will depend upon many factors, including the number of holders, investor expectations and other factors that may be beyond our control.

We are controlled by a limited number of stockholders, which will limit your ability to influence the outcome of key decisions and which adversely impact the trading price of our stock.

          To the best of our knowledge, at January 20, 2010, our executive officers and directors, in the aggregate, beneficially owned 10.8% of our common stock, the owners of Inventek and KPP collectively beneficially owned 11.1% of our common stock, and TTI beneficially owned 25.1% of our common stock. As a result, each of these groups of stockholders have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group, if these stockholders vote together. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

          Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. As of January 20, 2010, we had 126,962,153 shares of common stock issued and outstanding. In addition, as of January 20, 2010, we had reserved an additional 28,989,722 shares for issuance as follows:

•	4,989,722 shares underlying outstanding warrants;

•	20,000,000 shares reserved for issuance under our stock option plan, of which 6,436,250 underlie outstanding options at January 20, 2010; and

•	4,000,000 shares issuable to our chief executive officer under his employment agreement.

Our outstanding common stock is subject to dilution.

          We may finance our future operations or future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock. In addition, we may use our common stock or securities exercisable for common stock as a means of attracting or retaining employees and management for our business. If we use our common stock for these purposes, our existing stockholders will experience dilution in the voting power of their common stock and the price of our common stock and earnings per share could be negatively impacted.

We do not anticipate paying dividends in the foreseeable future. This could make our stock less attractive to potential investors.

          We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business, and we do not intend to declare or pay any cash dividends in the foreseeable future. Future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

          Our certificate of incorporation and by-laws include provisions, such as providing for three classes of directors, which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may make it more difficult to remove directors and management or could have the effect of delaying, deferring or preventing a future takeover or a change in control, unless the takeover or change in control is approved by our board of directors, even though the transaction might offer our stockholders an opportunity to sell their shares at a price above the current market price. As a result, these provisions may adversely affect the price of our common stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

          Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets, statement of operations and statement of cash flows. This section should be read in conjunction with our consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this registration statement.

Overview

          We market, sell and distribute an array of branded, environmentally-friendly, bio-based automotive and outdoor power equipment performance and appearance products. These products are produced for us under long-term supply and requirements contracts with two domestic manufacturers. The “green” base of our performance products is comprised of animal fats, while our appearance products use plant oils. This biodegradable green base replaces traditional petroleum and chemical derived bases typically used to make motor oils, cleaning solutions and other consumer products without compromising performance or value. Thus, our products deliver comparable or superior performance at competitive prices, while giving consumers the ability to “do their part” in protecting the environment. With our products consumers can “SAVE THE EARTH – SACRIFICE NOTHING®.”

          Our G-brand family of products includes G-OIL®, G-WASH™, G-GLASS™, G-CLEAN™, G-SCENT™, G-WHEEL™, G-PROTECT™, and G-TIRE™. These products are offered in a wide range of automotive and outdoor power equipment categories including performance and appearance chemicals. Our products are now available at a number of retail outlets including The Home Depot, Meijers, Kroger, Albertson’s, Giant, Shop Rite, VIP, National Auto, participating ACE and True Value dealers, Do It Best, Trader Horn’s, The Andersons, Biggs, Bennett Auto, Frank’s Auto Supermarket and Amazon.com.

          Our products are part of the automotive aftermarket and outdoor power equipment markets. The addressable market for our automotive products in the United States is comprised of more than 200 million licensed drivers who purchase approximately 585 million gallons of motor oil annually. The size of the United States automotive aftermarket products was roughly $280 billion in 2008, according to estimates in the AAIA Fact Book. These figures include retail sales through both DIY and DIFM outlets. We also sell our products into the outdoor power equipment market. The size of the United States market for outdoor power equipment products was roughly $15 billion in 2008, according to the Outdoor Power Equipment Institute.

          We were formally organized in August 2007 when a certificate of incorporation was filed with the Secretary of State of the State of Delaware. Prior to our legal formation, we were involved in various “pre-incorporation” activities, including developing one or more lines of bio-based products, raising capital, building our corporate infrastructure, developing sales and marketing channels and manufacturing and distribution networks, recruiting senior executives and directors and other administrative functions.

          The following are our key accomplishments to date:

•

We formed strategic relationships with two suppliers, Bio Tec and Inventek, to produce our performance and appearance line of products and were granted exclusive rights with respect to those products. Our relationship with Bio Tec has been terminated.

•

We identified alternative sources of supply for our performance products and are currently working with bio-diesel plants in Michigan and New Jersey, additive companies and blending facilities to develop test batches of our performance products.

•	We formed a strategic relationship with KPP for bottling, packaging and other services.

•	We entered into a sales and marketing agreement with Marketiquette and developed a sales and marketing strategy that we are in the process of implementing.

•	We launched a sales and marketing program utilizing product and corporate branding, promotional and advertising campaigns, point of purchase marketing, push-pull strategy, and public promotions.

•

We obtained the SM rating from API for our G-OIL® 4-Cycle lubricant and the API “Donut” service symbol for the SAE 5W-30 weight of our ultimate biodegradable green motor oil. We have been advised by API that we are the only bio-based motor oil to receive these designations.

•	Our G-OIL® achieved the highest biodegradability ranking – Ultimate Biodegradable -- as determined by ASTM Standards (2.1 ASTM D-5864).

•

We signed master distribution agreements with Steel City Products, Do Cut Sales and Service, Rotary Corporation and Sustainable Earth Products International, Ltd., securing distribution in the United States, Canada, New Zealand and certain Caribbean Islands.

•	We established a worldwide distribution agreement with TTI, which is now our largest customer, that includes G-OIL® 4-cycle oils, bar and chain lubricants and G-CLEAN™ biodegradable detergents.

•	G-OIL® motor oil was named the official oil of the American Le Mans Series.

•	We recruited seasoned executives to our management team and board of directors.

•	As of September 30, 2009, we raised over $13.1 million through common stock subscriptions and the issuance of equity and debt securities to fund our operations.

•	We began generating revenue in March 2008.

•	In September 2009 we began shipping our ultimate biodegradable API SM rated 5W-30 motor oil.

          We need additional capital in order to continue as a going concern and to fund current working capital requirements. Our primary sources of liquidity are cash flows from financing activities and various short term financings. We plan to increase revenues in order to reduce, or eliminate, our operating losses. Additionally, we will seek equity and debt financing in order to enable us to continue to meet our financial obligations until we achieve profitability. There can be no assurances that we will be able to increase revenue or obtain additional funding.

          We expect that our operating expenses, to the extent we have cash to fund them, will continue to increase in subsequent years as we focus our attention on expanding our product introduction, marketing, investor and public relations and investments in our operating infrastructure. Our cash flow projections presently indicate that projected revenues will not be sufficient to fund operations over the coming twelve months. Our ability to accurately project revenues and expenses can be significantly impacted by unforeseen events, developments and contingencies that cannot be anticipated. As such, we cannot assure you that our plans to raise additional financing will be successful or sufficient in order to sustain our operations over the coming twelve months. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern.

Results of Operations

Three Months Ended September 30, 2008 and 2009

          Our activities for the three months ended September 30, 2008 and 2009 included fund raising activities, product development, marketing and sales of our bio-degradable appearance and performance products and development of an infrastructure to support the planned business.

          Our results of operations for the three months ended September 30, 2008 and 2009 are as follows:

	Three Months Ended September 30,
	2008	2009

	($000’s)
Net sales	$619	$425
Loss from operations	$(3,247)	$(2,703)
Other expense	$(38)	$(7)
Net loss	$(3,285)	$(2,710)

          Net Sales

          Revenues for the three months ended September 30, 2008 and 2009 primarily include sales of appearance products and G-OIL®: 2-cycle oil, 4-cycle oil and bar and chain lubricants. Additional products sold during the three months ended September 30, 2009 include G-CLEAN™, concentrated dissolvable detergents used with power washers, and in September 2009 we commenced shipments of our 5W-30 motor oil. We did not ship any motor oils during the three months ended September 30, 2008. Two customers accounted for 86% and 89% of our revenues in the three months ended September 30, 2008 and 2009, respectively.Net sales are comprised as follows:

	Three Months Ended September 30,
	2008	2009

	($000’s)
Performance products	$588	$375
Appearance products	31	50

Total	$619	$425

          Cost of Sales

          Cost of sales primarily consists of the cost of obtaining animal fat, plant oils, additives, packaging components and fees paid to our affiliates for the costs of salaries and benefits of operations employees. Cost of sales for the three months ended September 30, 2008 and 2009 were approximately $555,000 and $366,000 respectively. The decrease in cost of sales is primarily due to the decrease in net sales.

          Selling, General and Administrative Expenses

          Selling, general and administrative expenses consist primarily of salaries and benefits, product development and testing fees, advertising and marketing expenses, public relations, insurance, fees for professional services and non-cash charges for stock compensation. Operating expenses, for the three months ended September 30, 2008 and 2009 include the following:

	Three Months Ended September 30,
	2008	2009

	($000’s)
Salaries	$284	$270
Stock-based compensation	1,214	911
Selling, marketing, public relations and related	818	671
Development, product release and testing	307	68
Management and operating fees	226	227
Legal and professional	193	229
Occupancy, communications and all other, net	143	250

Total other operating expenses	$3,185	$2,626

          The decrease in stock-based compensation for the three months ended September 30, 2008 compared to 2009 is primarily due to the reduction in restricted stock awards. The decrease in sales and marketing was due to our first quarter 2008 USA Today advertising campaign which was not renewed. The decrease in development, product release and testing is primarily due to the 2008 independent testing fees for obtaining the SM rating from the American Petroleum Institute (API) for our 5W-30 motor oil. The increase in occupancy, communications and all other is primarily due to an increase in insurance premiums and office expenses.

          Depreciation and amortization

          Depreciation and amortization expense for the three months ended September 30, 2008 and 2009 was approximately $126,000 and $136,000, respectively. Depreciation charges totaled $5,000 and $15,000 for the three months ended September 30, 2008 and 2009, respectively. Amortization expense for intangible assets totaled $121,000 for the three months ended September 30, 2008 and 2009, respectively.

          Interest expense, net

          Net interest expense for the three months ended September 30, 2008 and 2009 was approximately $38,000 and $7,000, respectively. Interest expense consists of interest due on notes payable. Interest income consists of interest earned on bank deposits and deposits in an institutional money market fund.

     Years Ended June 30, 2008 and 2009

          Our activities for the years ended June 30, 2008 and 2009 essentially included capital origination, product development, marketing and sales of our bio-degradable appearance and performance products, development of mass market product distribution networks for the intended distribution of our products, recruiting personnel, development of an infrastructure to support the planned business and commencement of revenues.

          Our results of operations for the years ended June 30, 2008 and 2009 are as follows:

	Year Ended
	June 30, 2008	June 30, 2009

	($000’s)
Net sales	$290	$3,804
Loss from operations	$(16,258)	$(14,995)
Other expense	$(424)	$(337)
Net loss	$(16,682)	$(15,332)

          Net Sales

          We commenced selling products in March 2008. Revenues for the year ended June 30, 2008 reflect initial shipments of our appearance products. Net sales for the year ended June 30, 2009 consist of initial shipments of 2-cycle oil, 4-cycle oil, bar and chain lubricants and appearance chemicals to new customers. One customer, TTI, accounted for 84% of our revenues in the year ended June 30, 2009. We did not ship any 5W-30 motor oils during the years ended June 30, 2008 and 2009. Net sales are comprised as follows:

	Year Ended
	June 30, 2008	June30, 2009

	($000’s)
Performance products	$—	$2,536
Appearance products	290	1,268

Total	$290	$3,804

          Cost of Sales

          Cost of sales primarily consists of the cost of obtaining animal fat, plant oils, additives, packaging components and fees paid to our affiliates for the costs of salaries and benefits of operations employees. Cost of sales for the years ended June 30, 2008 and 2009 were approximately $192,000 and $3,256,000 respectively. The increase in cost of sales is primarily due to the increase in net sales.

          Selling, General and Administrative Expenses

          Selling, general and administrative expenses consist primarily of salaries and benefits, product development and testing fees, advertising and marketing expenses, public relations, insurance, fees for professional services and non-cash charges for stock compensation. Selling, general and administrative expenses for the years ended June 30, 2008 and 2009 include the following:

	Year Ended
	June 30, 2008	June 30, 2009

	($000’s)
Salaries	$898	$1,503
Stock-based compensation	12,563	5,849
Selling, marketing, public relations and related	1,215	2,464
Development, product release and testing	590	2,189
Management and operating fees	103	1,007
Legal and professional	398	650
Occupancy, communications and all other, net	389	1,349

Total other operating expenses	$16,156	$15,011

          The increase in salaries is primarily due to increased headcount and the recognition of a full year’s salary. The decrease in stock compensation results from the significant number of restricted shares granted during the period ended June 30, 2008 for recruiting executive management offset by stock options granted to employees during fiscal year 2009. The increase in sales and marketing is primarily due to higher shipping costs, 2009 sales commissions, higher consulting and public relation fees and a USA Today advertising campaign. The increase in development, product release and testing is primarily due to the product liability charge relating to damages incurred in connection with defects in a shipment of engine oil. The increase in management and operating fees is primarily due to a full year of manufacturing in 2009 compared to one quarter in 2008. The increase in legal and professional fees is primarily due to the cost incurred with this registration statement. The increase in occupancy, communications and all other is primarily due to the higher office, travel, rent and relocation expense.

          In August and November 2008 we granted options covering an aggregate of 7,375,000 shares of our common stock. All of the options were granted under our 2008 Employee Stock Award and Incentive Plan, as amended (the “2008 Plan”). The per share exercise price of the options granted was significantly higher than the current market value of our stock as quoted on the Pink Sheets. On April 14, 2009, our board of directors approved a plan to offer individual holders of stock options new options if they agreed to a cancellation of their existing options. The new options have different terms than the existing options including a lower exercise price, new vesting schedule and number of shares covered. All eligible employees participated in the program and 6,975,000 options that were previously granted were cancelled and new options covering 5,928,750 shares of our common stock were granted, a reduction of 1,046,250 outstanding options. The new stock options have an exercise price of $0.49 equal to the closing price per share of our common stock on April 29, 2009. The cancellation of the old options and the granting of the new options did not have a material impact on our statement of operations. The stock compensation expense related to stock options for the year ended June 30, 2009 was $3,194,000.

          Depreciation and amortization

          Depreciation and amortization expense for the years ended June 30, 2008 and 2009 was approximately $200,000 and $532,000, respectively. Depreciation charges totaled $4,000 and $53,000 for the years ended June 30, 2008 and 2009, respectively. The increase in depreciation expense is primarily due to a full year of expense. Amortization expense for intangible assets totaled $186,000 and $479,000 for the years ended June 30, 2008 and 2009, respectively. The increase in amortization expense is primarily due to a full year of expense and an impairment charge of $180,000 relating to the patents that were assigned to us by our former president and chief operating officer.

          Interest expense, net

          Net interest expense for the years ended June 30, 2008 and 2009 was approximately $424,000 and $337,000, respectively. Interest expense is currently accruing at approximately $7,000 per quarter. Interest expense consists of interest due on notes payable. Interest income consists of interest earned on bank deposits and deposits in an institutional money market fund.

Impact of Inflation

          Inflation has not had a material effect on our results of operations. We expect the cost of our bio-based performance products to track the increase and decrease in the worldwide oil prices.

Seasonality

          Although our various product lines are sold on a year-round basis, the appearance chemicals and outdoor power equipment markets are inherently seasonal. Seasonality impacts liquidity in that we generally record the majority of our annual sales in the quarters ending March and June. This requires us to maintain higher inventory levels during the quarters ending September and December, therefore increasing the working capital needs during these periods. Additionally, we receive the largest percentage of product returns in the quarter ending September. The higher level of returns during this period may adversely impact collection activity, and therefore liquidity.

Liquidity and Capital Resources

          At June 30, 2009 and September 30, 2009, we had $697,000 and $551,000 in cash, an accumulated deficit of $32,354,000 and $35,064,000, and had a working capital deficit of $2,351,000 and $2,586,000, respectively.

          Net cash used by operating activities was $3,772,000 for the three months ended September 30, 2008 compared to net cash used of $1,460,000 for the three months ended September 30, 2009. This was primarily due to the increase in accounts payable in the three months ended September 30, 2008. Net cash used in investing activities was $28,000 for the three months ended September 30, 2008 compared to $4,000 for the three months ended September 30, 2009.

          For the years ended June 30, 2008 and 2009 net cash used in operating activities was $3,459,000 and $6,346,000, respectively. Net cash used in investing activities was $87,000 for the year ended June 30, 2008 compared to $322,000 for year ended June 30, 2009.

          Net cash provided in financing activities was $2,448,000 for the three months ended September 30, 2008 compared to $1,318,000 for the three months ended September 30, 2009. Net cash provided in financing activities was $5,561,000 for the year ended June 30, 2008 compared to net cash provided of $5,350,000 for the year ended June 30, 2009. The proceeds will be used to support our expansion and increased infrastructure.

          Our capital requirements are not significant as the majority of our performance and appearance products are outsourced to third party suppliers. During the fiscal years ended June 30, 2008 and 2009, our cash used for investing activities (capital requirements) was $87,000 and $322,000, respectively. During the three months ended September 30, 2009 our cash used for investing activities (capital requirements) was $4,000. In the foreseeable future, we will require capital for the growth of our business, including increases in personnel, sales and marketing, purchasing raw materials and packaging finished goods to fulfill orders.

          We currently have no material commitments for capital expenditures.

          Further, losses from operations are continuing subsequent to September 30, 2009 and we anticipate that we will continue to generate losses from operations for the near future. As a result, in their report for the fiscal year ended June 30, 2009, our auditors raised substantial doubt about our ability to continue as a going concern.

          Since inception, we have financed our operations by issuing securities (common stock and debt instruments) in various private placement transactions and from revenue generated by sales of our products.

          Equity

          From August 2007 through June 30, 2008, we issued 14,415,869 shares of common stock for gross proceeds of $4,010,000 in various private placement transactions. Included in those shares are 365,000 shares, having a value of $140,150, issued to placement agents in connection with those transactions. We also made cash payments totaling $237,910 to the placement agents in connection with those private placement transactions. From July 1, 2008 through June 30, 2009, we issued 5,864,607 shares of common stock for gross proceeds of $3,339,000 in various private placement transactions. Included in those shares are 96,429 shares, having a value of $51,000 issued to placement agents in connection with those transactions. There were no cash payments in connection with these private placement transactions.

          From July 1, 2009 through September 30, 2009, we issued 650,000 shares of common stock and warrants to purchase 187,500 shares of common stock at $0.05 per share for gross proceeds of $250,000 in private placement transactions. Included in those shares are 25,000 shares, having a value of $18,000 issued to a placement agent in connection with those transactions. There were no cash payments in connection with these private placement transactions.

          On March 31 2009, TTI subscribed for 6,666,667 shares of common stock and warrants to purchase 2,222,222 shares of common stock at $0.20 per share at any time on or before March 31, 2012. The aggregate purchase price for the stock and warrants was $2,000,000. The securities were issued in October 2009.

          In October 2009, we entered into an investment agreement with TTI under which TTI agreed to purchase 8,000,000 shares of our common stock for an aggregate purchase price of $1,200,000. In addition, we granted TTI an option to purchase another 8,000,000 shares of our common stock at a price of $0.15 per share, or $1,200,000 in the aggregate. In October 2009, TTI exercised half of its option and we issued 4,000,000 shares of common stock to TTI. In January 2010, TTI exercised the other half of its option and we issued the remaining 4,000,000 shares of common stock underlying the option to TTI. Under the agreement, we also agreed to issue 8,000,000 shares of our common stock in satisfaction of all claims, except for product liability claims or any claims that cannot be released as a matter of law, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with a shipment of defective engine oil. After taking into account the exercise of outstanding warrants and options, TTI beneficially owned 25.1% of our issued and outstanding shares as of January 20, 2010.

          In October 2009, we entered into a subscription agreement with one accredited investor under which the investor agreed to purchase 1,800,000 shares of our common stock and warrants to purchase 900,000 shares of our common stock at $0.23 per share for an aggregate purchase price of $500,000. The securities were issued in November 2009. The warrants have a three year term and are exercisable at anytime. There were no cash payments in connection with this private placement transaction.

          In November 2009, we issued 3,600,000 shares of our common stock for gross proceeds of $1,000,000 in a private placement transaction. We paid $25,000 in cash and agreed to issue 100,000 shares of common stock, having a value of $25,000, to a placement agent in connection with this private placement transaction.

          In December 2009, we entered into subscription agreements with two accredited investors under which the investors agreed to purchase an aggregate of 700,000 shares of our common stock for an aggregate purchase price of $350,000. The securities were issued in January 2010. There were no cash payments in connection with these private placement transactions.

          In January 2010, we entered into subscription agreements with two accredited investors under which the investors agreed to purchase an aggregate of 3,600,000 shaes of our common stock and warrants to purchase 1,080,000 shares of common stock at $0.38 per share for an aggregate purchase price of $1,000,000. The warrants, when issued, will have a three year term and will be exercisable at anytime. There were no cash payments in connection with these private placement transactions.

          Debt

          From August 2007 through June 30, 2008, we issued notes with an aggregate original principal amount of $1,175,000, of which $300,000 remains outstanding at June 30, 2009. From July 1, 2008 through June 30, 2009 we issued notes with an aggregate principal amount of $145,000, all of which remains outstanding. From July 1, 2009 through September 30, 2009 we issued a note with an aggregate principal amount of $10,000, all of which remains outstanding. These amounts do not include $69,000 of trade payables evidenced by notes.

          Going Concern Consideration

          Due to our limited amount of additional committed capital, recurring losses, negative cash flows from operations and our ability to pay outstanding liabilities, there is substantial doubt about our ability to continue as a going concern. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, assuming that we will continue as a going concern.

          Since inception, we have incurred operating losses and negative cash flows from operations. As of June 30, 2009 and September 30, 2009, we had an accumulated deficit of $32,354,000 and $35,064,000, respectively, with total stockholders’ equity of $696,000 and $329,000, respectively.

          We had a working capital deficiency of $2,351,000 and $2,587,000 at June 30, 2009 and September 30, 2009, respectively. However, included in accrued expenses at June 30, 2009 and September 30, 2009 is a $1,600,000 product liability due to TTI, our largest distributor. This matter was settled in October 2009 for 8,000,000 common shares of the Company’s common stock. Additionally, at June 30, 2009 and September 30, 2009 other transactions included $674,000 and $995,000, respectively, recorded as deferred revenue for cash that has been collected in advance from TTI and notes payable to our chief executive officer and chief operating officer for $445,000 and $455,000, respectively. If needed, we believe we could request both TTI and our officers to forego the short term nature of these amounts owed. This would provide us with an adjusted working capital of approximately $368,000 and $463,000 at June 30, 2009 and September 30, 2009, respectively.

          In addition, we incurred net losses of $15,332,000 during the year ended June 30, 2009 and $2,710,000 for the three months ended September 30, 2009. We have analyzed our cash requirements for the next 12 months of operations and have determined that, included in these losses are the following non-cash items and non-recurring items that will not have an effect on our cash position for the fiscal year ending June 30, 2010:

	12 months ended June 30, 2009	Three months ended September 30, 2009

	($000’s)
Net loss	$(15,332)	$(2,710)
Add-backs:
Stock based compensation	5,849	911
Depreciation and amortization	532	135
Accrued Product liability	1,600	—	This amount was paid in shares during second quarter 2010.

Other non-cash items	793	61

Cash loss	$(6,558)	$(1,603)

          Between our available cash balance at June 30, 2009 and September 30, 2009 of $697,000 and $551,000, respectively, and our adjusted working capital of $368,000 and $463,000, respectively, we have estimated we would require approximately $5.5 – $6.5 million of additional cash for fiscal year ending June 30, 2010.

          In addition to the above $1,600,000 product liability settlement, in October 2009 TTI exercised an option to purchase 4,000,000 shares of common stock for $600,000 and has a second option to purchase an additional 4,000,000 shares of common stock for $600,000 by December 31, 2009.

          Also since September 30, 2009 we have received $1,500,000 from accredited investors and continue to have discussions with existing and potential new investors regarding an investment in us. Although we do not have any firm commitments, we intend to continue these discussions. Additionally, we believe revenues will increase as consumers learn of and experience the efficacy of our products. Increased revenues will reduce, or eliminate, our operating losses and enable us to meet our financial obligations. However, there can be no assurances that we can attract new investment or increase revenues. Failure to obtain sufficient equity financing would have substantial negative ramifications to us.

Contractual Arrangements

          Significant contractual obligations as of September 30, 2009 are as follows:

		Amount Due in

Type of Obligation	Total Obligation	Less than 1 year

Facility Lease	$121,000	$121,000

          Under our agreement with Bio Tec, we are obligated to purchase a minimum quantity of three tanker loads, or 18,750 gallons, of performance products per month, provided that Bio Tec (i) can produce the quantity and type of products we require on a timely basis and (ii) the products satisfy our quality standards. If we fail to take delivery of the minimum quantity, we are obligated to pay Bio Tec $10,000 per tanker load (6,250 gallons) up to $30,000 per month. We believed we were in compliance with the terms of our agreement with Bio Tec as of January 20, 2010. We received a notice from Bio Tec that it was terminating its agreement with us, effective December 4, 2009. We are in the process of determining our contractual obligations with respect to the Bio Tec agreement in light of the termination.

Off Balance Sheet Arrangements

          We have no material off balance sheet arrangements that are likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital resources or capital expenditures.

Critical Accounting Policies

          We have identified critical accounting principles that affect our consolidated financial statements by considering accounting policies that involve the most complex or subjective decisions or assessments as well as considering newly adopted principals. They are:

          Use of Estimates – The preparation of consolidated financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates. Estimates are used when accounting for various items, including but not limited to allowances for doubtful accounts; derivative financial instruments; asset impairments; revenue recognition; depreciation and amortization; income taxes; and legal and other contingencies.

          Share-Based Payments – We adhere with U.S. GAAP, which establishes standards for share-based transactions in which an entity receives employees’ or consultants’ services for (a) equity instruments of the entity, such as stock options or warrants, or (b) liabilities that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) requires that we expense the fair value of stock options and similar awards, as measured on the awards’ grant date. SFAS 123(R) applies to all awards granted after the date of adoption, and to awards modified, repurchased or cancelled after that date.

          We estimate the value of stock option awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). The determination of the fair value of share-based payment awards on the date of grant is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, expected term, risk-free interest rate, expected dividends and expected forfeiture rates.

          Intangible Assets – Intangible assets, including purchased technology and exclusivity rights, are carried at cost less accumulated amortization. For financial reporting purposes, amortization of intangibles has been computed over an estimated useful life of seven years using the straight-line method.

          Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets is based on the fair value of the asset as estimated using a discounted cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. We are a new company with new “green” products in the market. Sales of our appearance products commenced in March 2008 and our performance products (2-cycle, 4-cycle and bar and chain lubricants) in August 2008. In September 2009, sales of our motor oil commenced after we obtained the API certification and SM rating for our 5W-30 motor oil. Since our products are new to market, we do not have any assurance that we will be successful. However, our financial projections indicate a return and recoverability, based on an estimate of undiscounted future cash flows resulting from the sale of our product lines, well in excess of the $3.3 million in carrying value of our intangible assets. As such, we determined that the estimated fair value exceeds the carrying value of our long-lived assets groups.

          We have considered our long-lived assets as one asset group. In addition, we considered recent equity raises and our market capitalization. On October 27, 2009, we issued stock in a private placement at $0.277 per share or a total market capitalization in excess of $30 million (115 million shares x $0.277) and at January 20, 2010 our market capitalization is in excess of $44 million (127 million shares x $0.35), well in excess of the asset’s carrying value. As such, our asset groups have estimated fair values that are in excess of the carrying value.

Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements

          The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of financial information by us.

          The Financial Accounting Standards Board (“FASB”) has published FASB Accounting Standards Update 2009-13, Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangements to all deliverables using the relative selling price method and also requires expanded disclosures. The update 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

          In June 2009, the FASB issued the FASB Accounting Standards Codification (“ASC” or the “Codification”) as the source of authoritative GAAP recognized by the FASB for non-governmental entities. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The ASC does not supersede the rules or regulations of the SEC; therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

          In May 2009, the FASB issued guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The guidance is effective prospectively for interim and annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

Item 3. Properties

          Our executive offices are located at 3 Stamford Landing, Suite 200, Stamford, Connecticut 06902. Our lease for the 5,484 square feet of office space expires in May 2010. We currently sublet a portion of our office space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

          The following table provides information, as of January 20, 2010, regarding beneficial ownership of our common stock by: (i) each person known to us who beneficially owns more than five percent of our common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(2)		Percent of Class(3)

Executive Officers (1):
William J. (Jeff) Marshall	7,925,000	(4)	6.2%
Simon Higgs	4,639,584		3.7%
Greg D. Adams	1,000,000		*
Non-Employee Directors (1):
Jeffrey Loch	—		*
Janet Jankura	150,000		*
Humbert Powell	—		*
All directors and executive officers as a group (6 persons) 5% Stockholders:	13,714,584		10.8%
KeysKwest, LLC	8,000,000	(5)	6.3%
1208 Celebration Avenue
Celebration, FL 34747
Paul Andrecola	9,102,529	(6)	7.2%
3901 G Street
Philadelphia, PA 19124
Techtronics Industries (TTI)	32,888,889	(7)	25.1%
24/F CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong

* less than 1%

(1)	The address of the persons named is c/o Green Earth Technologies, Inc., 3 Stamford Landing, Suite 200, Stamford, CT 06902.

(2)

According to the rules and regulations of the SEC, shares that a person has a right to acquire within 60 days of the date of this registration statement are deemed to be beneficially owned by such person and are deemed to be outstanding only for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned.

(3)

All percentages are determined based on the number of all shares, including those underlying options, warrants and convertible securities exercisable or convertible within 60 days from January 20, 2010 beneficially owned by the named individual or the group, divided by 126,962,153 shares of common stock actually issued and outstanding on January 20, 2010 plus those shares underlying options, warrants and convertible securities exercisable or convertible within 60 days from January 20, 2010 beneficially owned by the named individual or the group, as applicable.

(4)

Does not include 4,000,000 shares to be issued to Mr. Marshall under his employment agreement, of which 2,000,000 shares will be issued on each of January 10, 2010 and 2011, assuming Mr. Marshall is still employed by us on those dates. We are currently in discussions with Mr. Marshall regarding the deferment of the issuance of shares that were due to him on January 5, 2010.

(5)

The sole member of KeysKwest is Carol Loch, the wife of Jeffrey Loch, one of our directors and an officer and director of Marketiquette. Mr. Loch does not have voting control or power of disposition over these shares and disclaims any ownership of such shares.

(6)	Mr. Andrecola’s wife is the President of Inventek.

(7)	Includes 30,666,667 owned directly and shares underlying a five-year warrant that is currently exercisable to purchase 2,222,222 shares of our common stock at $0.20 per share.

Item 5. Directors and Executive Officers

          The following table contains information with respect to our directors and executive officers. To the best of our knowledge, none our directors or executive officers have an arrangement or understanding with any other person pursuant to which he or she was selected as a director or officer. There are no family relationships between any of our directors or executive officers. Our board of directors currently consists of five members and is divided into three classes, with one Class I Director, one Class II Director and three Class III Directors. Directors serve for three-year terms with one class of directors elected annually by our stockholders. Our executive officers are appointed by and serve at the pleasure of the board of directors.

Name	Age	Position

William J. (Jeff) Marshall	53	Chairman of the Board, Chief Executive Officer and Class III Director
Simon Higgs	42	President, Chief Operating Officer and Class III Director
Greg D. Adams	48	Chief Financial Officer and Secretary
Jeffrey Loch	46	Class III Director
Janet Jankura (1)(2)	47	Class I Director
Humbert Powell (1)(2)	70	Class II Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

          William J. (Jeff) Marshall was appointed chief executive officer and a member of our board of directors on February 3, 2008. He has also served as Chairman of the Board since February 2008. From 2006 to 2008, Mr. Marshall served as Managing Partner of CRT Private Equity, the private equity investment arm of CRT Capital Group which absorbed RockRidge Capital Partners in 2006, of which Mr. Marshall was the Founder and Senior Managing Partner from 2002 to 2006. From 1996 to 2002, Mr. Marshall was the Senior Managing Partner at VantagePoint Venture Partners with over $3.5 billion under management and four technology investment funds. From 1985 to 1996, Mr. Marshall was a Senior Managing Director, Chief Technology Officer and Head of the Communications Technologies Group (CTG) at Bear Stearns, where, in addition to his other duties, he worked with the Corporate Finance and Technology Group advising both public and private companies on financing, mergers and acquisitions and other strategic transactions. Mr. Marshall was a member of the board of directors of the Securities Industry Association Technology Committee from 1989 to 2005. He is a graduate of New York University in Finance and Computer Applications and Information Systems (B.S.), and the Harvard Management Program in Strategic Technology and Business Development.

          Simon Higgs was appointed to our board of directors in February 2008 and was named President and Chief Operating Officer in February 2009. Mr. Higgs began his career in 1986 with the U.K.’s Royal Mail, holding several executive positions in over an eight year period. From 1996 to 2006 Mr. Higgs served in a number of senior management posts for Marken Ltd., a global, specialist courier company. During his tenure he was appointed UK Managing Director and Asia/Pacific Regional Director, leading up to the number two post of Global Director. After leaving Marken, Mr. Higgs pursued several investment opportunities including Green Earth Technologies.

          Greg D. Adams was appointed Chief Financial Officer and Secretary in March 2008. From 1999 to 2008, he served as Chief Financial Officer, Chief Operating Officer and Director of EDGAR Online Inc., a leading provider of business information. From 1994 to 1999, he was also CFO and Senior Vice President, Finance of PRT Group Inc., a technology solutions company and the Blenheim Group Plc. Mr. Adams began his career in 1983 at KPMG in the audit advisory practice where he worked for 11 years. Mr. Adams is a Certified Public Accountant, a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants, and served as Vice Chairman of Financial Executives International’s committee on finance and information technology. He received a B.B.A. degree in Accounting from the College of William & Mary.

          Jeffrey Loch was appointed to our board of directors in February 2009. Mr. Loch, who was one of our original founders in June 2007, is a principal of Marketiquette, a marketing company he co-founded in 2001 that provides branding and go-to-market strategies as well as national sales representative coverage. Marketiquette clients have included PPG Industries, Inc., Valeo and Tupperware Brands Corporation. Mr. Loch began his consumer packaged goods career in 1985 with PepsiCo Inc. as a District Manager and held a variety of sales & marketing positions with Wyeth Consumer Healthcare, ConAgra Foods, Inc. and Clorox-Armor All Products before concluding as Senior Vice President, Sales & Marketing, for Dixon Ticonderoga in 2000. Mr. Loch is a graduate of Albion College where he received his B.A. degree in Management and Economics in 1984.

          Janet Jankura was appointed to our board of directors in February 2008 and is the chair of our Compensation Committee. Ms. Jankura is a Township Trustee in Richfield, Ohio. From 1999 to 2003, she was Chief Human Resource Officer for units of Rockwell Automation and National City Corporation. From 1996 to 1997, she chaired the Cleveland Museum of Art Young Friends board of directors and was a co-founder and trustee for Cleveland Bridge Builders, which supports inter-generational leadership training and succession planning in regional business and civic sectors. Ms. Jankura received her M.S. in Organizational Behavior from the University of Hartford, Connecticut and subsequently served as a U.S. Marine Corps officer. Ms. Jankura is a current member of the U.S. Department of Interior’s Bureau of Land Management National Wild Horse and Burro Advisory Board.

          Humbert Powell was appointed to our board of directors in November 2008 and is the chair of our Audit Committee. Since 1996, Mr. Powell has been a Managing Director at Sanders Morris Harris, an investment banking firm, headquartered in Houston, Texas, known for its energy financings. He is a senior member of the firm’s Equity Capital Markets and Investment Banking divisions. Mr. Powell holds a degree in Business and Economics from Salem-Teikyo University and is a trustee of this college. Current and recent board affiliations include: Lottery Dynamics, Alliance Distributors Holding Inc. (ADTR.PK), Endeavor International Corp. (formerly Continental Southern Resources Inc.) and Green Holdings Inc. (a Carbon Credit Company).

Item 6. Executive Compensation

          The table below sets forth the compensation earned by our chief executive officer and our two other most highly compensated executive officers for the fiscal years ended June 30, 2009 and 2008 whose compensation exceeded $100,000. We refer to these individuals collectively as our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All other Compensation ($)		Total ($)

William J. (Jeff) Marshall,	2009	$318,269	$—	$678,000	$—	$—		$996,269
Chief Executive Officer (2)	2008	$163,077	$—	$1,642,500	$—	$—		$1,805,577

Simon Higgs, President	2009	$55,961	$—	$50,000	$119,757	$—		$225,718
Chief Operating Officer (3)	2008	$—	$—	$—	$—	$—		$—

Greg D. Adams, Chief	2009	$200,000	$—	$—	$1,637,738	$103,524	(5)	$1,941,262
Financial Officer (4)	2008	$53,846	$—	$190,000	$—	$—		$243,846

Mathew Zuckerman, Ph. D.,	2009	$176,408	$—	$1,881,000	$—	$82,500	(7)	$2,139,908
President (6)	2008	$—	$—	$—	$—	$360,000	(7)	$360,000

Gordon Donovan, Chief Financial Officer (8)	2008	$279,232	$—	$3,542,500	$—	$—		$3,821,732

(1)	Calculated in accordance with SFAS No. 123(R).

(2)

Mr. Marshall joined us in January 2008. $259,424 of Mr. Marshall’s 2008 and 2009 salary is included in accrued expenses at June 30, 2009. Effective March 1, 2009, Mr. Marshall’s annual salary has been reduced to $150,000 per annum.

(3)	Mr. Higgs joined us in February 2009. $55,961 of Mr. Higgs’ 2009 salary is included in accrued expenses at June 30, 2009.

(4)	Mr. Adams joined us in March 2008. $104,615 of Mr. Adams’ 2008 and 2009 salary is included in accrued expenses at June 30, 2009.

(5)	Reflects amounts paid for taxes on restricted stock awards.

(6)	Mr. Zuckerman resigned as our president, chief operating officer and a director in January 2009.

(7)	Reflects amounts paid to Axiom and Treya, consulting companies owned and operated by Mr. Zuckerman, at Mr. Zuckerman’s direction.

(8)	Mr. Donovan resigned as our chief financial officer in June 2008.

Outstanding Equity Awards at June 30, 2009

          The following table includes certain information with respect to the value of all outstanding equity awards to our named executive officers at June 30, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS			STOCK AWARDS

Name	Number of Securities Underlying Unexercised Option (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)

William J. (Jeff) Marshall	—	—	—	4,000,000	$1,200,000

Simon Higgs	812,500	$0.49	4/29/2019	—	—

Greg D. Adams	2,975,000	$0.49	4/29/2019	—	—

(1)	The options were granted on April 29, 2009 and vest in equal annual installments on each of April 29, 2010, 2011 and 2012.

(2)

Under the employment agreement he signed in February 2008, Jeff Marshall is entitled to receive 2,000,000 shares of common stock on each of January 5, 2010 and 2011, assuming he is still employed by us on those dates. We are currently in discussions with Mr. Marshall regarding the deferment of the issuance of shares that were due to him on January 5, 2010.

(3)	The market value is based on $0.30 per share which was the closing price of our common stock on June 30, 2009.

Employment Arrangements with Named Executive Officers

          In February 2008, we entered into a three-year employment agreement with Jeff Marshall to serve as our Chief Executive Officer. In March 2009, that agreement was amended. Under the amended agreement, Mr. Marshall serves as Chairman of the Board and Chief Executive Officer and receives a base salary of $150,000, plus incentive compensation of $50,000 if he achieves $5,000,000 in financing for us. Pursuant to his employment agreement, Mr. Marshall received 4,000,000 shares in February 2008 and 2,000,000 shares on January 5, 2009 which vested immediately upon grant, and will receive 2,000,000 shares on each of January 5, 2010 and 2011, if he is still employed by us on those dates. We are currently in discussions with Mr. Marshall regarding the deferment of the issuance of shares that were due to him on January 5, 2010. In the event of termination for any reason other than for “cause,” death or disability or if we decide not to renew the agreement, Mr. Marshall will receive, in addition to payment of accrued salary and benefits through the date of termination of employment, a severance payment equal to the sum of (i) twelve months of his then applicable annual base salary if the termination occurs any time before his first anniversary of his employment agreement or twenty-four months if his termination occurs any time after the first year of his employment agreement and (ii) the average of his last two annual cash bonuses, and all unvested restricted stock held by the executive shall immediately vest.

          In March 2008, we entered into a three-year employment agreement with Greg Adams to serve as our Chief Financial Officer. In June 2008, that agreement was amended. Under the amended agreement, Mr. Adams receives a base salary of $200,000, plus incentive compensation of $100,000 if he achieves $10,000,000 in financing for us. In addition, pursuant to his employment agreement, in August and November 2008, Mr. Adams was granted options covering 3,500,000 shares of our common stock, vesting ratably over a three-year period, at a price per share equal to the then market price of a share of our stock. In April 2009, those options where cancelled, and we granted Mr. Adams options covering 2,975,000 shares of our common stock with an exercise price of $0.49 per share. The new stock options are subject to a new three-year vesting schedule. In the event of termination for any reason other than for “cause,” death or disability or if we decide not to renew the agreement, Mr. Adams will receive, in addition to payment of accrued salary and benefits through the date of termination of employment, a severance payment equal to the sum of (i) twelve months of his then applicable annual base salary if the termination occurs any time before his first anniversary of employment or twenty-four months if his termination occurs any time after the first year of his employment and (ii) the average of his last two annual cash bonuses, and all stock options held by the executive shall immediately vest and remain exercisable for the lesser of their original term or five years.

Director Compensation

          The following table provides each element of compensation paid or granted to each director, who is not also a named executive officer, for service rendered during the fiscal year ended June 30, 2009.

Director Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)

Jeffrey Loch (2)	—	—	—	—	—
Janet Jankura	$35,000	—	$106,141	—	$141,141
Humbert Powell	$21,479	—	$29,536	—	$51,015

(1)	Calculated in accordance with SFAS No. 123(R).

(2)

Mr. Loch did not earn any fees or compensation for his services as a director. However, we paid Marketiquette, of which Mr. Loch is a principal and co-founder, $48,000 in stock, calculated in accordance with SFAS No. 123(R), and $819,749 in other compensation for services and company expense reimbursements for product development, production, advertising, sales rep commissions and travel expenses.

          Upon joining our board of directors, each non-affiliated director is entitled to an annual cash compensation of $25,000 (prorated for partial periods served), a quarterly meeting fee of $2,500, and the chairman of each of our audit and compensation committees receives an additional $10,000 per year (prorated for partial periods served). Each non-affiliated director also receives 150,000 stock options upon joining our board of directors. On an annual basis the historical stock option grants for non-affiliated directors are adjusted based on an allocated stock option pool that is 0.5% of the issued and outstanding shares of common stock. Directors who are also our employees or affiliates do not receive any fee or compensation for their services as directors.

Item 7. Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons

          Between June 2007 and June 2009, we issued an aggregate of 8,000,000 shares of our common stock to Marketiquette. Marketiquette is owned and operated by Jeffrey Loch, one of our directors, and Carol Loch, his wife. At the direction of Marketiquette, all of the shares were issued to KeysKwest, LLC, which beneficially owned approximately 6.3% of our outstanding shares as of January 20, 2010 and whose sole member is Carol Loch, the wife of Jeffrey Loch.

          In September 2008, we entered into a services agreement, as amended, with Marketiquette under which we pay Marketiquette a monthly retainer of $36,000 as well as commissions from 5%-10% based on net sales it generates. The commission depends on the customer’s class of trade with a declining maximum scale based on volume. We paid Marketiquette a total of $1,369,000 for production, services and company expense reimbursements through January 20, 2010. As of January 20, 2010, amounts due to Marketiquette were $189,000.

          In January 2008, we entered into an agreement with KPP, whereby KPP provides resources to handle administrative services, packaging and distribution of our products. KPP is owned by Ron Lipson who beneficially owned approximately 3.9% of our issued and outstanding shares as of January 20, 2010. The agreement calls for a fixed monthly management fee as well as the variable packaging fee based on actual production. The agreement stipulates that, assuming successful performance, we would grant KPP or its designees 3,000,000 shares of common stock vesting equally over a ten-month period. In May 2008, we accelerated the vesting on these awards and issued an additional 1,000,000 shares of common stock, which vested on January 31, 2009, in recognition of additional services provided. We paid KPP an aggregate of $1,248,000 for packaging and management fees through January 20, 2010. As of January 20, 2010, amounts due to KPP were $55,000.

          In February 2008, we entered into an agreement with Inventek under which Inventek granted us an exclusive right to market, sell and distribute certain appearance products in exchange for 5,000,000 shares of our common stock. Inventek is owned by Yasmin Andrecola, whose husband Paul Andrecola, beneficially owned approximately 7.2% of our stock as of January 20, 2010. Under the terms of the agreement, Inventek and Green Earth Technologies agreed to combine resources and work together collectively to formulate and manufacture products to be sold under brand name, G-OIL®, which we own. In July 2008, Inventek purchased an additional 1,428,571 shares of common stock at $0.70 per share. As a result of this transaction, an additional $150,000 of payables was extinguished and we received an additional $850,000 in cash consideration. We purchased $1,903,000 of inventory from Inventek through January 20, 2010. As of January 20, 2010, amounts due to Inventek were $0.

          As of September 30, 2008, we had two outstanding notes with an aggregate original principal amount of $550,000 due to Simon Higgs, our President, Chief Operating Officer and a director. On July 31, 2008, one of the notes having an original principal amount of $250,000 and the accrued interest thereon, was converted into 638,584 shares of our common stock. The second note, a secured note with an original principal balance of $300,000, accrued interest at a rate of 5% per month and was originally due on September 2, 2008. The maturity date was initially extended to January 6, 2009. In January 2009, the note was further amended to provide that interest will accrue at the rate of 12% per annum and a new maturity date to June 30, 2009. In July 2009, the maturity date was extended to January 4, 2010. Finally, it was agreed that if the note is not paid in full by January 4, 2010, we would issue 250,000 shares of our common stock to Mr. Higgs. In January 2010, the maturity date was extended to July 4, 2010 and Mr. Higgs agreed to waive his right to collect a stock issuance of 250,000 shares due on January 4, 2010. In February 2009, Mr. Higgs advanced an additional $20,000 to us, which was added to the principal balance of the note. The note was outstanding at January 20, 2010.

          In December 2008, we entered into a five-year worldwide distribution agreement for G-branded products with TTI. The distribution agreement covers over twenty of our products, including all G-OIL® 4-Cycle, Bar & Chain oils, and G-CLEAN™ biodegradable detergents, and reserves the right for TTI to distribute our entire line of products, including new product launches in 2009.

          On March 31 2009, TTI subscribed for 6,666,667 shares of common stock and warrants to purchase 2,222,222 shares of common stock at $0.20 per share at any time on or before March 31, 2012. The aggregate purchase price for the stock and warrants was $2,000,000. The securities were issued in October 2009.

          In October 2009, we entered into an investment agreement with TTI under which TTI agreed to purchase 8,000,000 shares of our common stock for an aggregate purchase price of $1,200,000. In addition, we granted TTI an option to purchase another 8,000,000 shares of our common stock at a price of $0.15 per share, or $1,200,000 in the aggregate. In October 2009, TTI exercised half of its option and we issued 4,000,000 shares of common stock to TTI. In January 2010, TTI exercised the other half of its option and we issued the remaining 4,000,000 shares of common stock underlying the option to TTI. Under the agreement, we also agreed to issue 8,000,000 shares of our common stock in exchange for a release relating to $1,600,000 in damages incurred by TTI and its affiliates in connection with a batch of engine oil that was defective. Regarding our product liability settlement with TTI, TTI informed us that a shipment of engine oil it received from Bio Tec failed to meet the requisite quality standards. The damages incurred by TTI and its affiliates related to the costs of receiving a replacement batch, including repackaging the defective oil, labor, product returns, air freight and fines against TTI from its customers. Under our settlement agreement with TTI, we agreed to issue 8,000,000 shares of our common stock in satisfaction of our $1.6 million product liability. The share issuance is to satisfy all claims, except for product liability claims or any claims which cannot be released as a matter of law against us, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with the shipment of defective engine oil. For the fiscal year ended June 30, 2009 and three months ended September 30, 2009, approximately 84% and 76% of our revenues, respectively, were derived from TTI.

          As of January 20, 2010, we had an outstanding unsecured note totaling $125,000 due to Jeff Marshall, our Chairman and Chief Executive Officer. Interest accrues at a rate of 6% per annum. In January 2010, the maturity date of the note was extended from January 4, 2010 to July 4, 2010.

          In December 2007, we issued 12,000,000 shares of our common stock to Mat Zuckerman in exchange for certain intellectual property rights that he owned as set forth in various applications he filed with the U.S. Patent and Trademark Office. We have also issued a total 4,200,000 shares of common stock to Mr. Zuckerman in exchange for his services as our former president and chief operating officer. Finally, at Mr. Zuckerman’s direction during the fiscal year ended June 30, 2008 and 2009, we paid $360,000 and $83,000 in fees to Axion and Treya, consulting companies owned and operated by Mr. Zuckerman.

          We have adopted a policy that our Audit Committee must review reports and disclosures of insider and affiliated party transactions and/or conflicts of interest, or potential conflicts of interest, involving our officers and directors. The Audit Committee must also review and approve, where appropriate, any involvement of our officers and directors in matters that might constitute a conflict of interest or that may be otherwise required to be disclosed as a related party transaction under the SEC regulations.

Liability for Defective Products

          Our agreement with Inventek is silent regarding liabilities for defective products. Our agreement with Bio Tec provides that in the event that any product sold by Bio Tec is ultimately returned to us or subject to a claim by a distributor, reseller or customer on the basis that the product did not meet a required quality standard, Bio Tec shall grant us a credit for the product that was returned or subject to the claim. Our priority, however, is to maintain relationships with our customers. Thus, when TTI informed us that a shipment of engine oil it received from Bio Tec failed to meet the requisite quality standards, we opted to settle directly with TTI and address Bio Tec’s liability separately because TTI is our largest customer. We are in the process of determining our rights with respect to the Bio Tec agreement, including Bio Tec’s liability for the defective shipment of engine oil.

Board Classifications and Director Independence

          Our board of directors is divided into three classes. Each year the stockholders elect the members of one of the three classes to three-year terms of office. Currently, Humbert Powell, a Class II director, is serving a term that expires in 2010, Jeff Marshall, Simon Higgs and Jeffrey Loch, who are Class III directors, are serving terms that expire in 2011, and Janet Jankura, a Class I director, is serving a term that expires in 2012.

          We have established separately-designated audit and compensation committees. The Audit Committee is currently comprised of two non-employee members of our board of directors: Humbert Powell and Janet Jankura. Mr. Powell is the chair of our Audit Committee. Our board of directors has determined that Mr. Powell qualifies as an “Audit Committee Financial Expert” as that term is defined in the instructions to Item 407(d)(5) of Regulation S-K and is financially literate. Our board of directors has also determined that each of Mr. Powell and Ms. Jankura is “independent” as that term is defined in the listing requirements of The NASDAQ Stock Market. We are not, however, currently subject to these listing requirements.

          Our Compensation Committee reviews and recommends to the board of directors the compensation and benefits of all of our officers, reviews general policy matters relating to compensation and benefits of our employees, and administers the issuance of stock options to our officers, employees, directors and consultants. All compensation arrangements between us and our directors, officers and affiliates are reviewed by the Compensation Committee. The members of the Compensation Committee are Janet Jankura and Humbert Powell. Ms. Jankura is the chair of our Compensation Committee. Our board of directors has determined that each of Ms. Jankura and Mr. Powell is “independent” as that term is defined in the listing requirements of The NASDAQ Stock Market. We are not, however, currently subject to these listing requirements.

Code of Ethics

          We have adopted a code of ethics that applies to our officers (including our principal executive, financial and accounting officers), directors, employees and consultants. The text of our code of ethics is available on our Web site at www.getg.com.

Item 8. Legal Proceedings

          On November 20, 2009, we were served with a summons and complaint, filed in the Superior Court of California, County of Los Angeles, on behalf of Mathew Zuckerman, our former president and chief operating officer, and other entities that he controls or in which he claims a beneficial interest. Each plaintiff claims to own or control shares of our common stock. The plaintiffs allege that they have suffered damages of not less than $6 million as a result of our refusal to allow them to transfer the shares they allegedly own or control. Apparently, the basis of this claim is the fact that we had placed a “stop order” with our transfer agent on the shares the plaintiffs allege to have owned or controlled. We had placed a stop order on the transfer of these shares because we believed that Mr. Zuckerman was an “affiliate” under Rule 144 promulgated by the Securities and Exchange Commission due to his significant ownership of our common stock and that, therefore, those shares are “restricted” and saleable subject to the requirements and limitations of Rule 144. Mr. Zuckerman has no other affiliation with us. The complaint also seeks declaratory relief that Mr. Zuckerman is not in violation of the non-compete provisions contained in his employment agreement. Apparently, this portion of the complaint is in response to our informing Mr. Zuckerman that we believed he has violated that non-compete covenant as a result of his affiliation with and employment by Alkane, Inc., a company that markets a bio-diesel fuel additive. We have not yet filed a response to the complaint. We intend to defend ourselves vigorously and to assert various claims. It is too soon to determine the likely outcome of this matter.

          On December 14, 2009, we received a subpoena from the Securities and Exchange Commission requesting documents in connection with the issuance of securities and the removal of restrictive legends from such securities as well as supporting documents for our public announcements. We are in the process of complying with the subpoena. It is too soon to determine the scope of the SEC’s investigation.

          We received a notice from Bio Tec that it was terminating its agreement with us, effective December 4, 2009. In the termination notice, Bio Tec claimed that we had breached the agreement by failing to purchase and market the minimum amount of its products as required by the agreement. As a result, Bio Tec claims that we are required to pay one of its principals $300,000 per year and also demanded that we “cease immediately any representations that [we have] an exclusive right to market, sell and distribute products utilizing technology proprietary to Bio Tec” and that we “cease advertising that [we] may have a right to use Bio Tec’s technology to produce products.” We believe, however, that we have complied with all of the terms of the agreement and that Bio Tec is not entitled to any termination penalties. In fact, we believe that Bio Tec has breached the agreement. On

December 21, 2009, we commenced an action in the United States District Court for the Southern District of New York against Bio Tec to enforce our rights under our agreement with Bio Tec, including our rights to Bio Tec’s intellectual property, and to recover certain amounts that we advanced to or on behalf of Bio Tec and to recover damages that we incurred as a result of Bio Tec’s breach of the agreement.

          Except as noted above, (i) we are not a party to any litigation and, to our knowledge, no action, suit or proceeding has been threatened against us and (ii) there are no material proceedings to which any of our directors, officers, affiliates or stockholders are parties that are adverse to us or has a material interest adverse to us.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Stock Price

          While there is no established public trading market for our common stock, our common stock is quoted on the Pink Sheets under the symbol GETG. The following table sets forth the high and low bid prices for our common stock reported by the Pink Sheets for the periods indicated below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price Range Per Share

	High ($)	Low ($)
Year Ending June 30, 2010
First Quarter	0.78	0.20
Second Quarter	1.06	0.14
Third Quarter (through January 20, 2010)	0.44	0.30

Year Ending June 30, 2009
First Quarter	4.59	1.57
Second Quarter	2.20	0.72
Third Quarter	1.01	0.27
Fourth Quarter	0.54	0.30

Year Ending June 30, 2008
First Quarter	3.50	0.26
Second Quarter	0.51	0.20
Third Quarter	0.40	0.16
Fourth Quarter	3.09	0.18

          On January 20, 2010, the high and low bid prices for our common stock, as quoted on the Pink Sheets, were $0.38 and $0.34, respectively.

          As of January 20, 2010, we have 126,962,153 shares of common stock outstanding. All of these shares were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, and therefore are treated as “restricted securities” subject to Rule 144 promulgated under the Securities Act. Since we are not subject to the reporting requirements of the Securities and Exchange of 1934, as amended, under Rule 144, the shares may not be sold under Rule 144 until one year has elapsed from the date of purchase regardless if the holder is an affiliate or a non-affiliate. Upon expiration of that one year period, non-affiliates may sell their shares pursuant to Rule 144 without restriction and affiliates, including officers, directors and other persons with “control’ over us or one of our directors, may only sell the shares under Rule 144 subject to the timing, volume and manner of sale limitations set forth therein. Ninety days after this registration is effective, the holding period will be reduced to six months.

To the best of our knowledge, as of January 20, 2010:

•

Approximately 59 million shares, held by approximately 31 persons, were issued during the preceding 12 months and therefore are not saleable under Rule 144. Of these shares, seven million shares are held by non-affiliates and will become saleable under Rule 144 without restriction at various times within the next five months.

•	Approximately 16 million shares, held by approximately 360 non-affiliates, are saleable without restriction under Rule 144 without regard to the effectiveness of this registration statement.

•	Approximately 22 million shares, held by approximately 12 affiliates, are saleable under Rule 144 subject to the volume, timing and manner of sale limitations of Rule 144.

          As of January 20, 2010, pursuant to our 2008 Stock Award and Incentive Plan, as amended, we have granted options covering 6,436,250 shares of our common stock to nine persons, five of which are employees, two are non-employee directors and two are outside sales professionals. These options have an exercise price $0.49 per share and vest ratably over a three-year period with the first vesting date in April 2010.

          Further, as of September 30, 2009 we have outstanding warrants to purchase 787,500 shares of our common stock. The exercise price of the warrants is $0.05 per share and the warrants are exercisable at any time until June 2012.

Holders

          As of January 20, 2010, there were approximately 400 holders of record of our common stock.

Dividends

          We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

Equity Compensation Plan Information

          We have adopted our 2008 Stock Award and Incentive Plan, as amended (the “Plan”). The purpose of the Plan is to (i) attract, retain, motivate and reward our employees and non-employee directors, (ii) provide for equitable and competitive compensation opportunities, recognize individual contributions and reward achievement of our goals, and (iv) promote the creation of long-term value for stockholders by closely aligning the interests of Plan participants with those of stockholders. The terms of the Plan provide for the granting of both stock-based and cash-based incentives, including incentive and non-qualified stock options, stock appreciation rights and restricted stock. The total number of shares of our common stock that may be awarded under the Plan and issued on the exercise of awards is equal to 20,000,000 shares, subject to adjustments in certain circumstances. In addition, the Plan limits the maximum amount of shares that may be subject to awards under the Plan granted to any one individual per year to 5,000,000 shares. The persons eligible to receive awards under the Plan are our employees, including any of our executive officer or non-employee directors, any person who has been offered employment by us, provided that such prospective employees may not receive any payments or exercise any rights relating to their awards until their commencement of employment with us, or our consultants. The Plan is administered by our board of directors.

          The following table provides information as of January 20, 2010 with respect to our equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	6,753,750	$0.49	13,246,250

Equity compensation plans not approved by security holders	—	—	4,000,000

Total	6,753,750	$0.49	17,246,250

          Under Jeff Marshall’s employment agreement, he is entitled to receive 2,000,000 shares of our common stock on each of January 5, 2010 and 2011, provided he is still employed by us on those dates. We are currently in discussions with Mr. Marshall regarding the deferment of the issuance of shares that were due to him on January 5, 2010.

Item 10. Recent Sales of Unregistered Securities

          We were organized under the laws of the State of Delaware on August 7, 2007, in part, to serve as a vehicle for the reincorporation in Delaware of the Nevada Corporation, the stock of which was quoted on the Pink Sheets. In April 2007, the shareholders of the Nevada Corporation had completed a share exchange with MiNetwork, whereby all of the shares of the Nevada Corporation were exchanged for shares in MiNetwork. As a result, the shareholders of the Nevada Corporation controlled MiNetwork and changed its name to Green Earth Technologies. On August 22, 2007, an attempt to effect the reincorporation in Delaware of the Nevada Corporation was made by filing with the Secretary of State of Delaware the Certificate of Merger. On the filing of that Certificate of Merger, all of the outstanding shares of the Nevada Corporation were automatically converted into a like number of shares of our common stock and our stock was quoted on the Pink Sheets under the trading symbol GETG. Subsequently, our legal counsel determined that the purported merger had not been properly approved under Section 252 of the Delaware General Corporation Law as we had not received the required board and shareholder approval to effect the merger. As a result, a Certificate of Correction rendering the purported merger null and void was filed on December 15, 2008. In view of the passage of time and potential legal claims by the shareholders of the Nevada Corporation, we determined to take no action, nor do we believe any action is feasible, to recover the shares of our common stock effectively issued in the purported merger. We did, however, determine that it was in the best interests of us and our shareholders to continue to be quoted on the Pink Sheets. At the time of the purported merger, the Nevada Corporation had approximately 325 shareholders who received, in the aggregate, 44,680,426 shares of our common stock, of which 35,000,000 were issued to our co-founder, Mathew Zuckerman and 9,528,500 shares were issued to ten individuals who were issued a like number of shares by MiNetworks in December 2007 in settlement of convertible debt obligations totaling $143,000. Included in the shares issued to Zuckerman were 12,000,000 shares issued in exchange for the patent applications he assigned to us in December 2007 (effective July 2007). Zuckerman eventually returned 17,900,000 shares to us. We believe the issuance of these shares was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof.

          In various private placement transactions from August 2007 through September 30, 2009, we issued a total of 20,930,476 shares of common stock for an aggregate purchase price of $7,581,000 to approximately 41 investors. All of the purchasers/subscribers were “accredited investors” as defined under Rule 501(a) promulgated under the

Securities Act and the sales of these securities were exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder. Included in those shares are 486,429 shares, having a value of $191,000 issued to placement agents in connection with those transactions. We also paid cash fees totaling $237,910 to the placement agents in connection with these private placement transactions.

          In August 2007, we issued 1,200,000 shares of common stock to Lou Petrucci for his services as our former chief operating officer and 2,600,000 shares Gordon Donovan for his services as our former chief financial officer. In March 2008 and January 2009 we issued an aggregate of 4,200,000 shares of common stock to Mathew Zuckerman for his services as our former president and chief operating officer. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In December 2007, we issued a total of 65,000 shares of common stock to two consultants for their consulting services. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In January 2008, we issued 4,000,000 shares of common stock to KPP, pursuant to an agreement whereby KPP provides resources to handle administrative services, packaging and distribution of our products. Additionally in May 2008 we issued an additional 1,000,000 shares that vested in January 2009. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In February 2008 and January 2009, we issued 4,000,000 and 2,000,000 shares of common stock, respectively, to William J. Marshall, our chairman and chief executive officer, pursuant to his employment agreement. As such, these shares are exempt from registration under Rule 701 promulgated by the Securities Act. In addition, these shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In February 2008, we issued an aggregate of 7,500,000 shares to three individuals, of which 2,500,000 were issued to two principals of Bio Tec and 5,000,000 were issued to the principal of Inventek. The shares issued to two principals of Bio Tec were issued pursuant to an agreement whereby we were granted an exclusive right to the technology and know-how to convert beef tallow and other animal fats into the bio-base oil that is the core ingredient of our performance products as well as the proper specifications for blending that oil with other ingredients to produce these performance products. In addition, Bio Tec granted us an exclusive right to market, sell and distribute our performance products. The shares issued to the principal of Inventek were issued pursuant to an agreement whereby we were granted an exclusive right to market, sell and distribute globally the formulations of our appearance products produced by Inventek. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In March 2008, we issued 1,000,000 shares of common stock to Greg Adams, our chief financial officer, pursuant to his employment agreement. In August and November 2008, we also granted to Mr. Adams options covering 3,500,000 shares of our common stock, vesting ratably over a three-year period, at a price per share equal to the then market price of a share of our stock. In April 2009, those options were cancelled, and we granted Mr. Adams options covering 2,975,000 shares of our common stock with an exercise price of $0.49 per share. The new stock options vest ratably over a three-year period from the date of grant. These options were also granted pursuant to Mr. Adams’ employment agreement. As such, the shares and options are exempt from registration under Rule 701 promulgated by the Securities Act. In addition, these shares were issued and these options were granted pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In May 2008, we issued 500,000 shares to Bio Tec, the principal supplier of our performance products. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In July 2008, the principal portion of a $250,000 note and accrued interest was converted to 639,584 shares of common stock pursuant to the terms of a note agreement with our president and chief operating officer. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          Between June 2007 and June 2009, we issued an aggregate of 8,000,000 shares of our common stock to KeysKwest, LLC, the designated assignee of Marketiquette. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In April 2009, we issued 30,000 shares to a supplier for the forgiveness of debt. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In June 2009, we issued 2,000,000 shares of common stock and warrants to purchase 600,000 shares of common stock to one investor for an aggregate purchase price of $806,000. The purchaser of these securities was an “accredited investor” as defined under Rule 501(a) promulgated under the Securities Act and the sale of these securities was exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder.

          In October 2009, we issued to TTI 6,666,667 shares of common stock and warrants to purchase 2,222,222 shares of common stock at $0.20 per share at any time on or before March 31, 2012. These securities were subscribed for in March 2009 for an aggregate payment of $2,000,000. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In October 2009, we issued an aggregate of 16,000,000 shares of common stock to TTI, of which 8,000,000 shares were issued for $1,200,000 and 8,000,000 shares were issued in exchange for a release relating to $1,600,000 in damages incurred by TTI and its affiliates in connection with a shipment of defective engine oil. We also granted TTI an option to purchase up to an additional 8,000,000 shares of common stock at an exercise price of $0.15 per share. In October 2009, TTI exercised half of its option and we issued 4,000,000 shares of common stock to TTI. In January 2010, TTI exercised the other half of its option and we issued the remaining 4,000,000 shares of common stock underlying the option to TTI. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          In November 2009, we issued 1,800,000 shares of our common stock and warrants to purchase 900,000 shares of common stock at $0.23 per share to one investor for an aggregate purchase price of $500,000. The warrants have a three year term and are exercisable at any time. The purchaser of these securities was an “accredited investor” as defined under Rule 501(a) promulgated under the Securities Act and the sale of these securities was exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder.

          In November 2009, we issued 3,600,000 shares of our common stock to one investor for an aggregate purchase price of $1,000,000. The purchaser of these securities was an “accredited investor” as defined under Rule 501(a) promulgated under the Securities Act and the sale of these securities was exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder.

          In January 2010, we issued 700,000 shares of our common stock to two investors for an aggregate purchase price of $350,000. The purchasers of these securities were “accredited investors” as defined under Rule 501(a) promulgated under the Securities Act and the sale of these securities was exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder.

          In January 2010, we entered into subscription agreements with two accredited investors under which the investors agreed to purchase an aggregate of 3,600,000 shares of our common stock and warrants to purchase 1,080,000 shares of common stock at $0.38 per share for an aggregate purchase price of $1,000,000. The warrants, when issued, will have a three year term and will be exercisable at anytime. The purchasers of these securities were “accredited investors” as defined under Rule 501(a) promulgated under the Securities Act and the sale of these securities was exempt under either Section 4(2) or 4(6) of the Securities Act and the rules and regulations promulgated thereunder.

          From August 2007 through June 30, 2009, we issued notes with an aggregate original principal amount of $1,647,000, of which $638,000 remains outstanding at September 30, 2009. We issued an aggregate of 1,050,000 shares of stock to two holders of notes to induce them to extend us credit. In addition, we issued 400,000 shares of stock to one of the holders to extend the maturity date on his note. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

          From August 2007 to August 2009, we granted three-year options to our employees covering 13,978,750 shares of our common stock. Options covering 7,225,000 shares of common stock were subsequently forfeited or cancelled after issuance. As of January 20, 2010, options to purchase 6,753,750 shares of our common stock are outstanding. The options have exercise prices between $0.21 and $0.49, and vest ratably over a three-year period from the respective dates of grant. These options were granted pursuant to our 2008 Stock Award and Incentive Plan, as amended, and are exempt from registration under Rule 701 promulgated by the Securities Act.

          On April 14, 2009, our board of directors approved a plan to exchange all individual holders of qualified and non-qualified stock options having an exercise price greater than $1.25 per share for new options if they agreed to a cancellation of their existing options. The new options would have different terms than the existing options including a lower exercise price, new vesting schedule and number of shares covered. All eligible employees participated in the program and 6,975,000 options that were previously granted were cancelled and new options covering 5,928,750 shares of our common stock were granted, a reduction of 1,046,250 outstanding options. The new stock options have an exercise price of $0.49 equal to the closing price per share of our common stock on April 29, 2009, the new stock option grant date, and vest ratably on each of the first, second and third anniversaries of the date of grant. The cancellation of the old options and the granting of the new options was a transaction by us with our eligible employees and did not involve a public offering. It is therefore exempt from registration under Section 4(2) of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered

          The following description of our common stock and the relevant provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to these documents, which are attached as exhibits to this registration statement.

          Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share. Our common stock is quoted on the Pink Sheets under the trading symbol GETG. As of January 20, 2010, 126,962,153 shares of our common stock were issued and outstanding, and are held of record by approximately 400 holders. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders. The affirmative vote of a majority of votes cast for or against the matter by stockholders entitled to vote is required to approve matters submitted to a vote of stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights, preemptive rights or conversion rights. Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available for the payment of dividends when deemed expedient. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Provisions

          The below provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are also designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring of sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of us. They may also have the effect of preventing changes in our management.

Special Meetings of Stockholders

          Our by-laws provide that special meetings of the stockholders may only be called by the affirmative vote of a majority of our board of directors, our Chairman of the Board, or our Chief Executive Officer and not by any other person.

Requirements for Stockholder Nominations and Proposals

          Our by-laws contain notice procedures with respect to stockholder nominations of candidates for election as directors and stockholder proposals. Our by-laws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

Board of Directors

          Our by-laws provide that Board vacancies may be filled by a majority of the board of directors then in office, even if less than a quorum is present. In addition, our board of directors is divided into three classes. Directors serve for a three-year term, with one class of directors being elected by our stockholders at each annual meeting. Currently, we have one Class I director, one Class II director and three Class III directors.

Amending By-Laws

          Our by-laws provide that the above provisions concerning special meetings of stockholders, requirements for stockholder nominations and proposals and filling board vacancies may only be altered, amended or repealed upon the affirmative vote of either a majority of the board of directors or upon the affirmative vote of not less than sixty-six and two-thirds percent of our stockholders.

Delaware Anti-Takeover Statute

          We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder’ is a person who, together with affiliates and employees, owns, or within the past three years did own, 15% or more of a corporation’s voting stock.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.

Item 12. Indemnification of Directors and Officers

          Under Section 145(a) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

          Under Section 145(b) of the General Corporation Law of Delaware, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Section 145(c) further provides that if one of our present or former directors or officers has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

          Article Seventh of our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment.

          Sections 6.1 and 6.2 of our by-laws provides that we shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, have the power to indemnify each of our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our agent.

          Further, Section 145(g) of the Delaware General Corporation Law and Section 6.3 of our by-laws allows us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent against any liability asserted against such person and incurred by such person, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law and our by-laws.

          Section 145(e) of the Delaware General Corporation Law and Section 6.4 of our by-laws allows us to pay expenses incurred by directors and officers incurred in defending any civil or criminal action or proceeding for which indemnification is required, or for which indemnification is permitted following authorization by the board of directors in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized by the Delaware General Corporation Law and our by-laws.

          These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of defense or settlement and damage awards against directors and officers pursuant to these limitations of liability and indemnification provisions.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Item 13. Financial Statements and Supplementary Data

          See the Index to Consolidated Financial Statements below, beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          We have not had any changes in, nor have we had any disagreements with, whether or not resolved, our accountants on accounting and financial disclosures during our most recent fiscal year or any later interim period.

Item 15. Financial Statements and Exhibits

(a) 1. Financial Statements

The financial statements of Green Earth Technologies, Inc. are submitted as a separate section of this report (See F-pages) and are incorporated by reference in Item 13.

2. Financial Statement Schedules

All other schedules are omitted because they are either not required or not applicable or the required information is shown in the Financial Statements or notes thereto.

3. Exhibits

See Item 15(b) below.

(b)	Exhibits

Exhibit Numbers	Description

3.1(a)	Certificate of Incorporation*
3.1(b)	Certificate of Amendment of Certificate of Incorporation*
3.1(c)	Certificate of Merger of Foreign Corporation into a Domestic Corporation*
3.1(d)	Certificate of Correction of Certificate of Incorporation*
3.1(e)	Certificate of Correction of Certificate of Amendment*
3.1(f)	Certificate of Correction of Certificate of Merger*
3.1(g)	Certificate of Ownership and Merger*
3.2	By-Laws*
4.1	Specimen Stock Certificate*
10.1	2008 Stock Award and Incentive Plan, as amended*
10.2	Form of Option Agreement*
10.3	Employment Agreement with William J. Marshall*
10.4	Employment Agreement with Greg Adams*
10.5	Lease (Stamford, CT)*
10.6	Agreement with Inventek Colloidal Cleaners, LLC*
10.7	Distribution Agreement with Techtronics Industries North America, Inc.*
10.8	Promissory Note in the aggregate principal amount of $300,000*
10.9	Promissory Note in the aggregate principal amount of $125,000*
10.10	Agreement with Bio Tec Fuel and Chemical, LLC*
10.11	Letter Agreement with Kwik Paint Products*
10.12	Agreement with Marketiquette, Inc.*
10.13	Investment Agreement with Techtronics Industries Co., Inc.*

10.14	Amendment No. 1 to Employment Agreement with Greg Adams *
10.15	Employment Agreement with Mathew Zuckerman*
10.16	Assignment of Invention, Priority Rights and Rights to Apply for Patents by Mathew Zuckerman*

21	Subsidiaries*

* Previously filed

(c)	Other Financial Statement Schedules

See response to Item 15(a)2 above.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN EARTH TECHNOLOGIES, INC.

Date: January 22, 2010
By: /s/ William J. Marshall

Name: William J. Marshall
Title: Chairman and Chief Executive Officer

INDEX TO AUDITED FINANCIAL STATEMENTS

Green Earth Technologies, Inc.

Years Ended June 30, 2008 and 2009

and Three months Ended September 30, 2008 and 2009 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Green Earth Technologies, Inc.:

          We have audited the accompanying consolidated balance sheets of Green Earth Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2008 and 2009, and the related consolidated statements of operations, cash flows and stockholders’ equity for the each of the two years in the period ended June 30, 2009. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Green Earth Technologies, Inc. and subsidiaries at June 30, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s losses, negative cash flows from operations and its ability to pay its outstanding liabilities through 2010 raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Friedman LLP
Friedman LLP
East Hanover, New Jersey
October 6, 2009

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	June 30, 2008	June 30, 2009	September 30, 2009 (Unaudited )

ASSETS
Current assets:
Cash	$2,015	$697	$551
Trade receivables, less allowance of $20, $68, and $65	251	278	165
Inventories, net	1,203	2,276	2,173
Prepaid expenses and other current assets	480	459	468

Total current assets	3,949	3,710	3,357
Property and equipment, net	83	352	341
Intangibles, net	3,354	2,695	2,574

	$7,386	$6,757	$6,272

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,089	$2,282	$1,719
Accrued expenses	1,106	2,467	2,705
Deferred revenue, related party	292	674	995
Notes payable, related party	550	638	524

Total current liabilities	3,037	6,061	5,943

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value, 200,000,000 shares authorized, 69,801,295, 85,745,486 and 86,395,486 shares issued and outstanding, as of June 30, 2008 and, 2009 and September 30, 2009, respectively,	70	86	86
Additional paid-in capital	21,301	30,964	32,107
Common stock subscription	—	2,000	3,200
Accumulated deficit	(17,022)	(32,354)	(35,064)

Total stockholders’ equity	4,349	696	329

	$7,386	$6,757	$6,272

See notes to consolidated financial statements.

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Year Ended June 30, 2008	Year Ended June 30, 2009	Three Months Ended September 30, 2008 (unaudited)	Three Months Ended September 30, 2009 (unaudited)

Net sales	$290	$3,804	$619	$425

Operating expenses:
Cost of sales (exclusive of depreciation and amortization which is shown below)	192	3,256	555	366
Selling, general and administrative expenses, including stock-based compensation of $12,563, $5,849, $1,214 and $911, respectively	16,156	15,011	3,185	2,626
Depreciation and amortization	200	532	126	136

Total operating expenses	16,548	18,799	3,866	3,128

Loss from operations	(16,258)	(14,995)	(3,247)	(2,703)

Interest expense, net	(424)	(337)	(38)	(7)

Net loss	$(16,682)	$(15,332)	$(3,285)	$(2,710)

Basic and diluted loss per common share	$(0.42)	$(0.20)	$(0.04)	$(0.03)

Basic and diluted weighted average common shares outstanding	39,265,041	77,804,883	73,166,180	85,779,725

See notes to consolidated financial statements

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30, 2008	Year Ended June 30, 2009	Three Months Ended September 30, 2008 (unaudited)	Three Months Ended September 30, 2009 (unaudited)

Cash flows from operating activities

Net loss	$(16,682)	$(15,332)	$(3,285)	$(2,710)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation and amortization	200	532	126	136

Amortization of financing costs	315	217	—	—

Stock-based compensation expense	12,563	5,849	1,214	911

Allowance for accounts receivable	20	48	—	(3)

Increase in allowance for inventory	—	348	—	64

Impairment of intangibles	27	180	—	—

Changes in assets and liabilities:

Accounts receivable	(271)	(75)	(78)	117

Inventories	(1,203)	(1,420)	(461)	39

Prepaid expenses and other current assets	(447)	21	(514)	(11)

Accounts payable	1,061	1,536	(121)	(562)

Accrued expenses	665	1,368	(361)	238

Deferred revenue	293	382	(292)	321

Net Cash Used in Operating Activities	(3,459)	(6,346)	(3,772)	(1,460)

Cash flows from investing activities

Acquisition of equipment	(87)	(322)	(28)	(4)

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Year Ended June 30, 2008	Year Ended June 30, 2009	Three Months Ended September 30, 2008 (unaudited)	Three Months Ended September 30, 2009 (unaudited)

Cash flows from financing activities

Proceeds from issuance of common stock, net of issuance costs	4,011	3,339	2,448	232

Deposit from common stock subscription	—	2,000	—	1,200

Proceeds from exercise of stock warrants	1,000	—	—	—

Proceeds from notes payable, related party	1,175	145	—	10

Repayment of notes payable	(625)	(134)	—	(124)

Net Cash Provided by Financing Activities	5,561	5,350	2,448	1,318

Net increase (decrease) in cash	2,015	(1,318)	(1,352)	(146)

Cash

Beginning of year	—	2,015	2,015	697

End of year	$2,015	$697	$663	$551

Interest payments	$11	$—	$—	$—

Supplemental information from non-cash investing and financing activities

Conversion of debt to equity	$143	$274	$259	$—

Acquisition of shares as a result of merger	$(268)	$—	$—	$—

Common Shares issued for intangibles	$3,350	$—	$—	$—

Common Shares issued for extension of debt	$315	$217	$—	$—

Conversion of vendor payables to notes payable	$—	$327	$—	$—

See notes to consolidated financial statements.

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands)

	Common Stock		Additional Paid In Capital	Common Stock Subscription
					Accumulated Deficit
	Shares	Amount				Total

Balance at June 30, 2007 (audited)	17,100	$17	$240	$—	$(340)	$(83)

Issuance of common stock in connection with MiNetwork Group merger	151	—	(268)	—	—	(268)

Issuance of common stock for Intangible assets	7,500	8	2,393	—	—	2,401

Exercise of common stock warrants for Intangible assets	—	—	950	—	—	950

Exercise of common stock warrants	5,000	5	995	—	—	1,000

Private placement of common stock (including 365,000 shares issued for placement fees)	14,416	14	3,996	—	—	4,010

Stock-based compensation expense	15,055	15	12,548	—	—	12,563

Issuance of common stock upon exercise of convertible debt	9,529	10	133	—	—	143

Issuance of common stock for extension of debt	1,050	1	314	—	—	315

Net loss	—	—	—	—	(16,682)	(16,682)

Balance at June 30, 2008 (audited)	69,801	$70	$21,301	$—	$(17,022)	$4,349

Private placement of common stock and warrants (including 600,000 warrants and 96,429 shares issued for private placement fees)	5,864	6	3,333	—	—	3,339

Common stock subscription		—	—	2,000	—	2,000

Stock-based compensation expense	9,010	9	5,840	—	—	5,849

Issuance of common stock upon exercise of convertible debt	670	1	273	—	—	274

Issuance of common stock for extension of debt	400	—	217	—	—	217

Net loss		—	—	—	(15,332)	(15,332)

Balance at June 30, 2009 (audited)	85,745	$86	$30,964	$2,000	$(32,354)	$696

GREEN EARTH TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY- (continued)
(in thousands)

	Common Stock		Additional Paid In Capital	Common Stock Subscription
					Accumulated Deficit
	Shares	Amount				Total

Private placement of common stock and warrants (including 187,500 warrants and 25,000 shares issued for placement fees)	650	$—	$232	$—	$—	$232

Common Stock Subscription	—	—	—	1,200	—	1,200

Stock-based compensation expense	—	—	911	—	—	911

Net loss	—	—	—	—	(2,710)	(2,710)

Balance at September 30, 2009 (unaudited)	86,395	$86	$32,107	$3,200	(35,064)	$329

See notes to consolidated financial statements.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS

Green Earth Technologies, Inc., a Delaware corporation (the “Company”), was formed on August 7, 2007. The Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As the founders of the Company were engaged in pre-incorporation activities regarding the Company’s business beginning in March 2006, the Company’s financial statements include activity beginning in March 2006.

The Company markets, sells and distributes an array of branded, environmentally-friendly, bio-based automotive and outdoor power equipment performance and appearance products. The Company’s line of products cross multiple industries including the automotive aftermarket and outdoor power equipment market. The Company sells to home centers, mass retail outlets, automotive stores, equipment manufacturers and over the Internet.

The Company was organized under the laws of the State of Delaware on August 7, 2007, in part, to serve as a vehicle for the reincorporation in Delaware of a Nevada corporation with the same name (“Green Earth Technologies (Nevada)”). The sole shareholder of Green Earth Technologies (Nevada) was Mathew Zuckerman, the Company’s former president and chief operating officer. In April 2007, Mr. Zuckerman exchanged all of his shares in Green Earth Technologies (Nevada) for approximately 35 million shares of MiNetwork Group Inc. (“MiNetwork”), also a Nevada corporation, which represented approximately 99.6% of all of the issued and outstanding shares of MiNetwork. MiNetwork then changed its name to Green Earth Technologies, Inc. On August 22, 2007, an attempt to effect the reincorporation in Delaware of Green Earth Technologies (Nevada), formerly MiNetwork, was made by filing with the Secretary of State of Delaware a Certificate of Merger of a Foreign Corporation into a Domestic Corporation (the “Certificate of Merger”). On the filing of that Certificate of Merger, all of the outstanding shares of Green Earth Technologies (Nevada) were automatically converted into a like number of shares of the Company’s common stock. At the time of the share exchange between Green Earth Technologies (Nevada) and MiNetwork, the stock of MiNetwork was quoted on the Pink Sheets Electronic OTC Market (“Pink Sheets”). After the purported reincorporation merger between Green Earth Technologies (Nevada) and the Company in August 2007, the Company’s stock was quoted on the Pink Sheets.

Subsequent to the filing of the Certificate of Merger, the Company’s legal counsel determined that the purported reincorporation merger had not been properly approved under Section 252 of the Delaware General Corporation Law, which requires: (i) that the board of directors of each corporation adopt a resolution approving an agreement of merger and declaring its advisability; (ii) that such agreement be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting upon the agreement and (iii) that the agreement be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The Company’s legal counsel determined that the Company had not received the required board and shareholder approval to effect the merger. As a result, a Certificate of Correction rendering the purported reincorporation merger null and void was filed on December 15, 2008.

In connection with the voided reincorporation merger, the Company’s board of directors determined that, in view of the passage of time and potential legal claims by the shareholders of Green Earth Technologies (Nevada), it was advisable and in the Company’s best interests to take no action to recover the shares of its common stock issued in the voided reincorporation merger. The Company therefore recognized the former shareholders of Green Earth Technologies (Nevada) as the Company’s shareholders. These shareholders included (i) Mr. Zuckerman, (ii) the historical shareholders of MiNetwork and (iii) the holders of convertible notes originally issued by MiNetwork before the share exchange with Mr. Zuckerman described above, and who had received an aggregate of approximately 9.5

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

million shares of stock in exchange for those notes. Those shares had been issued over an approximately two-month period beginning at the end of July 2007, a period that included the date of the voided reincorporation merger but ended before the Certificate of Correction was filed. The Company also deemed it in its best interests and those of its shareholders for its stock to continue to be quoted on the Pink Sheets.

As a result of the filing of the Certificate of Correction and because the Company’s business developed independently of Green Earth Technologies (Nevada), the Company does not consider itself to be the successor to Green Earth Technologies (Nevada). Rather, the Company believes its corporate existence began in August 2007 when it filed a Certificate of Incorporation with the Secretary of State of the State of Delaware. At the time of the purported reincorporation merger, Green Earth Technologies (Nevada) had no employees and was not engaged in any operating business. Its only assets were mining claims. In the purported reincorporation merger, the Company attributed no value to these assets, in part because they had nothing to do with the business in which the Company intended to engage. In December 2007, but effective as of July 2007, Mr. Zuckerman assigned his interest in ten patent applications to the Company in exchange for 12 million shares of the Company’s common stock, which was included in the 35 million shares he received in the voided reincorporation merger. At the time, the Company believed that the claims contained in these patent applications were valid and would be the basis of the intellectual property for the Company’s intended business. Shortly thereafter the Company realized that the claims contained in all but one of the patent applications were of no value to the Company and it began to engage in its own research and development activities to develop high-quality bio-based performance and appearance products. At the same time, the Company also continued research and development activities with respect to the claims in the one patent application that the Company believed had any viability. Beginning in early 2008, the Company started to hire senior executive personnel, including a new Chief Executive Officer and President and a new Chief Financial Officer, to further develop its business. To that end, the Company entered into relationships with suppliers and other vendors and began to market and sell its products. The Company also began its capital origination efforts. Up until that point, the Company had not raised any investment capital and was undercapitalized.

2.	GOING CONCERN

Due to the Company’s limited amount of additional committed capital, recurring losses, negative cash flows from operations and the Company’s ability to pay outstanding liabilities, there is substantial doubt about its ability to continue as a going concern. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, assuming that the Company will continue as a going concern.

Since inception, the Company has incurred operating losses and negative cash flows from operations. As of June 30, 2009 and September 30, 2009, the Company had an accumulated deficit of $32,354 and $35,064, respectively, with total stockholders’ equity of $696 and $329, respectively.

The Company had a working capital deficiency of $2,351 at June 30, 2009 and $2,586 at September 30, 2009. However, this deficiency can be offset by a few factors. Included in accrued expenses at June 30, 2009 and September 30, 2009 is a $1,600 product liability due to TTI (who is a significant shareholder of the Company). This matter was settled in October 2009 for 8,000,000 common shares of the Company’s common stock. Additionally, at June 30, 2009 and September 30, 2009, other related party transactions included $674 and $995, respectively, recorded as deferred revenue for cash that has been collected in advance from TTI and notes payable to the Company’s chief executive officer and chief operating officer for $445 and $455, respectively. If needed, the Company may be able to request both TTI and the Company’s officers to forego the short term nature of these amounts owed. This would provide the Company with an adjusted working capital of approximately $368 and $463 at June 30, 2009 and September 30, 2009, respectively.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

In addition, the Company incurred net losses of $15,332 during the year ended June 30, 2009 and $2,710 for the three months ended September 30, 2009. The Company has analyzed its cash requirements for the next 12 months of operations and has determined that included in these losses are non-cash items as well as non-recurring items as follows which will not have a recurring effect on the Company’s cash position for the fiscal year ending June 30, 2010:

	12 months ended June 30, 2009	Three months ended September 30, 2009

Net loss	$(15,332)	$(2,710)
Add-backs:
Stock based compensation	5,849	911
Depreciation and amortization	532	135
Accrued Product liability	1,600	—	This amount was paid in shares during second quarter 2010.
Other non-cash items	793	61

Cash loss	$(6,558)	$(1,603)

Between the Company’s available cash balance at June 30, 2009 and September 30, 2009 of $697 and $551, respectively, and the Company’s adjusted working capital of $368 and $463, respectively, the Company has estimated it would require approximately $5.5 – $6.5 million of additional cash for fiscal year ending June 30 2010.

In addition to the above $1,600 product liability settlement, in October 20009 TTI exercised an option to purchase 4,000,000 shares of common stock for $600 and has a second option to purchase an additional 4,000,000 shares of common stock for $600 by December 31, 2009. Based on the Company’s preliminary discussions with TTI, the Company believes they will be exercising this option and thus providing another $600 of available cash.

Also since September 30, 2009 the Company has received $1,500 from individual accredited investors and the Company had both preliminary and continuing discussions with its existing investors and new investors and believes that its “Green” bio-degradable performance and appearance products are creating investor curiosity. As of this time the Company does not have any firm commitments, but the Company has held numerous discussions with interested investors and believes it will be successful in its ability to secure additional financing through either equity or debt raises. Additionally, the Company plans to increase revenues in order to reduce, or eliminate, its operating losses in order to enable it to continue to meet its financial obligations until the Company achieves profitability. However, there can be no assurances that any such funding will be available to the Company on favorable terms, or at all. Failure to obtain sufficient equity financing would have substantial negative ramifications to the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Green Earth Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates. Estimates are used when accounting for various items, including but not limited to

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

allowances for doubtful accounts; derivative financial instruments; asset impairments; revenue recognition; depreciation and amortization; income taxes; and legal and other contingencies.

Revenue Recognition - Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. The risk of loss transfers to the customer on the date the product is shipped. The Company’s revenue is comprised of the sale of its products to retailers and distributors.

Allowance for Doubtful Accounts - The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from customers’ failure to make payments. Management determines the estimate of the allowance for uncollectible accounts receivable by considering a number of factors, including: (1) historical experience; (2) aging of the accounts receivable; and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The costs of finished goods and work-in-process inventories include material, manufacturing labor and overhead components. The Company periodically reviews the net realizable value of the inventory and, if necessary, records a reserve to reflect the net realizable value of the inventory.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over the assets’ estimated useful lives. Leasehold improvements are amortized over the shorter of the assets’ economic lives or the lease term. In situations where the Company determines that the useful life of a long-lived asset should be revised, the Company depreciates the net book value in excess of the estimated residual value over its revised remaining useful life.

Intangible Assets – Intangible assets, including purchased technology and exclusivity rights, are carried at cost less accumulated amortization. For financial reporting purposes, amortization of intangibles has been computed over an estimated useful life of seven years using the straight-line method. Amortization charges totaled $196, and $479 during the years ended June 30, 2008 and 2009, respectively and totaled $121and $121 during the three months ended September 30, 2008 and 2009, respectively. Amortization expenses have been included in selling, general and administrative expenses.

Deferred revenue - Deferred revenue is comprised of all unearned revenue that has been collected in advance, primarily for future performance and appearance product purchases, and is recorded as deferred revenue on the balance sheet until the revenue is earned.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When it becomes apparent that Indicators such as a significant decrease in the market value of the long-lived asset group or if material differences between operating results and the Company’s forecasted expectations occur, then an impairment analysis is performed.

If indicators arise, an initial determination of recoverability is performed based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition compared with the carrying value. If the carrying value of the asset group exceeds the undiscounted cash flows, a measurement of an impairment loss for long-lived assets is performed. The impairment charge is the

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

excess of the carrying value of the asset group over the fair value, as determined utilizing appropriate valuation techniques.

Other – Please note that the Company’s assumptions and methodologies have not changed in the current year compared with the prior year, as such no disclosure of changes is warranted. The Company has grouped its long-lived assets in accordance with the methodologies of how it manages the business. Currently, the Company is one segment with multiple products, and as such the Company’s asset group is based upon this one segment methodology.

Stock Based Compensation - The Company accounts for stock based compensation under U.S. GAAP, which focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions utilizing the modified perspective method. U.S. GAAP requires companies to expense the fair value of employee stock options and similar awards. The fair value of each option award is estimated on the date of grant.

Stock-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the measurement date guidelines pursuant to Emerging Issues Task Force Issue EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”).

Advertising and Promotional Costs - Advertising and promotion costs, which are included in selling, general and administrative expense, are expensed as incurred. During the years ended June 30, 2008 and 2009, advertising and promotion costs totaled $1,215 and $2,464, respectively. During the three months ended September 30, 2008 and 2009, advertising and promotion costs totaled $818 and $671, respectively.

Shipping Costs – Shipping costs are included in selling, general and administrative expenses. During the years ended June 30, 2008 and 2009, shipping costs totaled $9 and $404, respectively. During the three months ended September 30, 2008 and 2009, shipping costs totaled $140 and $142, respectively.

Research and development costs - Research and development costs, which are included in selling, general and administrative expense, consist primarily of salaries and employment related expenses, independent testing fees and allocated facility costs. In accordance with SFAS No. 2, “Accounting for Research Development Costs,” all such costs are charged to expense as incurred. During the years ended June 30, 2008 and 2009, research and development costs totaled $590 and $2,189, respectively. During the three months ended September 30, 2008 and 2009, research and development costs totaled $307 and $68, respectively.

Net Loss Per Share - Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options, warrants and restricted stock are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Since the Company has incurred losses from all periods presented, the dilutive per share calculation is the same as the basic calculation. Anti-dilutive securities not included in net loss per share calculation for the years ended June 30, 2008 and 2009 include 11,000,000, and 11,203,750, shares, respectively and for the three months ended September 30, 2008 and 2009 include 15,675,000 and 11,223,750 shares, respectively.

Income Taxes - The Company accounts for income taxes by the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

effects for financial statement and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. A valuation allowance has been recorded to reduce net deferred tax assets to only that portion that is judged more likely than not to be realized.

Fair Value

The Company has estimated the fair value of its financial instruments as of June 30, 2008 and 2009, as per the guidance of U.S. GAAP, using available market information or other appropriate valuation methods. SFAS 157 requires assets and liabilities to be categorized as Level 1, Level 2, or Level 3, depending on the reliability of the inputs used in the valuation. The definition of the levels is as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, such as a quoted price for similar assets or liabilities in active markets.
Level 3 — Inputs are unobservable and are only used to measure fair value when observable inputs are not available. The inputs reflect the entity’s own assumptions and are based on the best information available. This allows for the fair value of an asset or liability to be measured when no active market for that asset or liability exists.

The carrying amounts of cash and cash equivalents, trades receivables, inventories, accounts payable and accrued expenses and other current assets and liabilities approximate fair values because of the short-term nature of such instruments. In accordance with U.S. GAAP, the Company has deferred the recognition of all nonrecurring fair value measurements of nonfinancial assets and liabilities until July 1, 2009.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of financial information by the Company.

The Financial Accounting Standards Board (“FASB”) has published FASB Accounting Standards Update 2009-13, Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangements to all deliverables using the relative selling price method and also requires expanded disclosures. The update 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued the FASB Accounting Standards Codification (“ASC” or the “Codification”) as the source of authoritative GAAP recognized by the FASB for non-governmental entities. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The ASC does not supersede the rules or regulations of the SEC; therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

In May 2009, the FASB issued guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The guidance is effective prospectively for interim and annual periods ending after June 15, 2009. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

4.	INVENTORIES, NET

The Company purchases certain raw materials from related parties. See notes 13 and 14 for additional information.

Inventories consist of the following:

	June 30, 2008	June 30, 2009	September 30, 2009

Raw materials	$1,013	$1,954	$1815
Finished goods	190	322	358

	$1,203	$2,276	$2,173

Inventories are presented net of a related valuation allowance of $0, $348 and $412 at June 30, 2008 and 2009 and September 30, 2009, respectively and have been included in selling, general and administrative expenses.

5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2008	June 30, 2009	September 30, 2009	Estimated Useful Lives

Manufacturing equipment	$73	$387	$387	5-10

Furniture, fixtures and office equipment	14	22	26	3-5

Total property and equipment, gross	87	409	413
Less: accumulated depreciation	4	57	72

	$83	$352	$341

Depreciation charges totaled $4 and $53 for the years ended June 30, 2008 and 2009 and totaled $5 and $15 for the three months ended September 30, 2008 and 2009, respectively. The expense is excluded from cost of sales.

6.	INTANGIBLE ASSETS

During fiscal 2008, the Company entered into agreements with two parties to provide stock-based compensation in exchange for certain intangible assets totaling $3,350. (See note 13).

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Intangible assets consist of the following:

	June 30, 2008	June 30, 2009	September 30, 2009	Estimated Useful Lives

Purchased Technology and exclusivity rights	$3,350	$3,350	$3,350	7
Patents	200	20	20

	3,550	3,370	3,370

Less: accumulated amortization	196	675	796

	$3,354	$2,695	$2,574

Expected amortization of intangible assets is as follows:

September 30

2010	$359
2011	479
2012	479
2013	479
2014	479

Thereafter	299

$2,574

Amortization charges totaled $196 and $479 for the years ended June 30, 2008 and 2009 and totaled $121 and $121 for the three months ended September 30, 2008 and 2009, respectively. The expense is excluded from cost of sales. Patents are evaluated for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded to the extent the asset’s carrying value is in excess of the fair value of the asset. When fair values are not readily available, the Company estimates fair values using expected discounted future cash flows. During the year ended June 30, 2009, the Company recorded an impairment loss of $180 relating to its patents. Such impairment loss is reflected in selling, general and administrative expense in the statements of operations. The expense is excluded from cost of sales.

7.	ACCRUED EXPENSES

Accrued liabilities consist of the following:

	June 30, 2008	June 30, 2009	September 30, 2009

Accrued payroll and taxes	$705	$492	$599
Product liability	—	1,600	1,600
Accrued interest	99	203	210
Other	302	172	336

	$1,106	$2,467	$2,705

Included in accrued expenses at June 30, 2009 and September 30, 2009 is a $1,600 charge for a liability relating to damages incurred by its largest customer Techtronics Industries North America, Inc (“TTI”) and its affiliates in connection with defects in a shipment of engine oil. Subsequent to the quarter ended September 30, 2009, the Company obtained a release from TTI in exchange for 8,000,000 shares of the Company’s common stock. See footnote 16 for additional information.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

8.	NOTES PAYABLE

Notes payable consists of the following:

	June 30, 2008	June 30, 2009	September 30, 2009

Secured note dated December 28, 2007 held by the Company’s President and Chief Operating Officer. Interest accrues at a rate of 6% per annum and matures on January 4, 2010. The Company granted 400,000 shares of common stock to the officer in exchange for extending the due date of the note.	$300	$320	$330

Unsecured convertible note dated February 20, 2008 held by the Company’s President and Chief Operating Officer. Interest accrues at a rate of 8% per annum and matures on March 30, 2011. On July 31, 2008 the principal portion of the unsecured convertible note and accrued interest totaling $259 was converted to 638,584 shares of common stock.	250	—	—

Unsecured note held by the Company’s Chairman and Chief Executive Officer. Interest accrues at a rate of 6% per annum and matures on January 4, 2010.	—	125	125

Unsecured notes held by vendors of the Company. These notes will mature by the second quarter of fiscal 2010.	—	193	69

	$550	$638	$524

The Company considered the guidance of Issue 96-19 as it relates the amendment in its related party debt held by Simon Higgs, by analyzing the change in the present value of the cash flows on the date of amendment, July 1, 2009. On that date the Company analyzed the change in the material terms of the agreement, which the Company considered to be the extension of payment to January 4, 2010 and the reduction of the interest rate from 12% to 6%. A substantial change, under Issue 96-19 is determined if the present value of the cash flows is at least 10% different under the new terms. For the purpose of the 10% test, the Company utilized the effective interest rate of the original debt instrument as the discount rate, which the Company concluded to be approximately 12%. The Company’s analysis concluded that the change in cash flows was in excess of 10%, and therefore an extinguishment had occurred. However there were no prior deferred costs which would result in any extinguishment loss. Therefore, the Company determined that the debt instruments were deemed to be substantially different. The new instrument should be recorded initially at fair value and that amount should be compared to the book value of the old debt to determine any potential debt extinguishment. As such, the Company considered the material terms of the debt instrument, which included the interest rate of 6% and the extended due date of January 4, 2010. Due

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

to the short term nature of the new debt, it was concluded that the fair value of the new instrument was approximately similar to the carrying value of the old debt.

In addition, as previously disclosed the Company granted Simon Higgs 400,000 common shares as consideration for amending the note. The shares were valued at approximately $217,500, as disclosed in the Company’s statement of stockholders equity. Currently, this amount has been included as interest expense as the Company had determined this amount was the result of the inducement to extend instead of debt extinguishment.

9.	STOCKHOLDERS EQUITY

The Company organized under the laws of the State of Delaware on August 7, 2007, in part, to serve as a vehicle for the reincorporation in Delaware of a Nevada corporation with the same name. In April 2007, the sole shareholder of a Nevada corporation named Green Earth Technologies, Inc. exchanged all of his shares in that company for approximately 35 million shares of another Nevada corporation called MiNetwork Group Inc. (“MiNetwork”), which represented approximately 99.6% of all of the issued and outstanding shares of MiNetwork. MiNetwork then changed its name to Green Earth Technologies, Inc. On August 22, 2007, an attempt to effect the reincorporation in Delaware of Green Earth Technologies, Inc. (Nevada), formerly known as MiNetwork Group, Inc., was made by filing with the Secretary of State of Delaware a Certificate of Merger of a Foreign Corporation into a Domestic Corporation (the “Certificate of Merger”). On the filing of that Certificate of Merger, all of the outstanding shares of Green Earth Technologies (Nevada) were automatically converted into a like number of shares of the Company’s Common Stock. At the time of the reincorporation merger, Green Earth Technologies (Nevada) had approximately 325 shareholders who received, in the aggregate, approximately 151,926 shares of the Company’s common stock. In addition, subsequent to the reincorporation merger but prior to December 15, 2008, the Company issued an aggregate of 58,263,560 shares of its Common Stock, including approximately 9,528,500 shares issued in exchange for convertible notes, having an aggregate principal amount of $231, originally issued by MiNetworks, which the Company assumed in the reincorporation merger.

In November 2008, the Company’s legal counsel determined that the purported reincorporation merger had not been properly approved under Section 252 of the Delaware General Corporation Law. As a result, a Certificate of Correction rendering the reincorporation merger null and void was filed on December 15, 2008. In connection with the voided reincorporation merger, the Company’s Board of Directors determined that, in view of the passage of time and potential legal claims by the former shareholders of Green Earth Technologies (Nevada), it was advisable and in the best interests of the Company to take no action to recover the shares of its Common Stock issued in the voided reincorporation merger or to the holders of the MiNetwork convertible notes and recognized those shareholders as the Company’s shareholders.

As a result of the filing of the Certificate of Correction and because the Company’s business developed independently of Green Earth Technologies (Nevada), the Company does not consider itself to be the successor to Green Earth Technologies (Nevada). Rather, the Company believes its corporate existence began in August 2007 when it filed a Certificate of Incorporation with the Secretary of State of the State of Delaware.

Private Placement – Common Stock

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

During the three months ended September 30, 2009, the Company issued 625,000 shares of its common stock and warrants to purchase an additional 187,500 shares of common stock at $0.05 per share to an accredited investor for an aggregate purchase price of $250. The warrants may be exercised at any time until September 30, 2012. Inclusive in these private placement transactions the Company issued 25,000 shares of its common stock totaling $18 to a placement agent. During the year ended June 30, 2009, the Company issued 5,864,607 shares of its common stock to certain investors for an aggregate purchase price of $3,339. In addition, 600,000 warrants were granted to an investor at an exercise price of $0.05 per share. The warrants have a three year term. Inclusive in these private placement transactions the Company issued 96,429 shares of its common stock totaling $51 to placement agents. In various private placement transactions during the year ended June 30, 2008, the Company issued 14,415,869 shares of its common stock to certain investors for an aggregate purchase price of $4,010. Inclusive in these private placement transactions the Company issued 365,000 shares of its common stock totaling $140 to placement agents. The Company also made cash payments totaling $238 to pay placement agent fees relative to the transactions.

Common Stock Subscription

During the three months ended September 30, 2009, the Company received common stock subscriptions totaling $1,200 for 8,000,000 shares of common stock. During the year ended June 30, 2009, the Company received common stock subscriptions totaling $2,000 for 6,666,667 shares of common stock. At September 30, 2009 stock subscriptions totaled $3,200 for 14,666,667 shares of common stock. See footnote 16 for additional information.

Other Uses - Common Stock

In October 2007, the Company issued 50,000 shares of common stock to a note holder as incentive for the holder to extend the maturity date of a note payable. The value of the shares issued in connection with this transaction totaled $15.

In December 2007, the Company issued 1,000,000 shares of common stock to its President and Chief Operating Officer as inducement to issue a $300 secured note to the Company. The value of shares granted as inducement for this loan based on the date of the agreement was $300.

In July 2008, the principal portion of a $250 note and accrued interest was converted to 639,584 shares of common stock pursuant to the terms of a note agreement with its President and Chief Operating Officer.

In January 2009 and June 2009, the Company’s President and Chief Operating Officer was granted 150,000 and 250,000 shares, respectively, of common stock for the extension of a secured note that was due on January 6, 2009 and June 30, 2009. The note is now due on January 4, 2010.

10.	STOCK-BASED COMPENSATION & WARRANTS

Restricted Stock

During fiscal 2008 and 2009, the Company issued restricted stock awards in return for services and compensation to various parties, including employees and non-employees. The shares were issued at various prices under several different agreements with each of the respective parties. The Company did not issue any restricted stock for the three months ended September 30, 2009.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

A summary of restricted stock awards and changes therein for the years ended June 30, 2008 and 2009 and the three months ended September 30, 2009 is presented below:

	Shares	Weighted average grant date fair value	Aggregate intrinsic value

			(a)
Outstanding at June 30, 2007	12,200	$0.015
Granted	19,655	$0.616
Settled with shares	(15,055)	$0.561	$11,595
Cancelled	(5,800)	$0.015

Outstanding at June 30, 2008	11,000	$0.341
Granted	5,810	$0.984
Settled with shares	(9,010)	$0.482	$3,337
Cancelled	(3,800)	$0.990

Outstanding at June 30, 2009	4,000	$0.340
Granted	-0-
Settled with shares	-0-
Cancelled	-0-

Outstanding at September 30, 2009	4,000	$0.340

(a) Represents the value of common stock on the date the restricted awards vested. On the grant date the fair value for awards outstanding at June 30, 2008 and June 30, 2009 was $8,445 and $4,347, respectively.

As of September 30, 2009, there were 4,000,000 shares or restricted stock outstanding and $907 of unrecognized compensation costs. The Company expects to recognize these costs over 1.25 years.

Stock Options

On August 6, 2008 the Company’s board of directors approved a 2008 Employee Stock Award and Incentive Plan, as amended (the “2008 Plan”). The 2008 Plan made 10,000,000 new shares of common stock available for future equity awards. It authorizes a broad range of awards, including stock options (incentive and non-qualified statutory options), stock appreciation rights, restricted stock grants, and deferred stock grants. Executive officers and employees, directors, and non-employee directors, consultants and others who provide substantial services to the Company are eligible to be granted awards under the 2008 Plan. The 2008 Plan limits the number of shares that may be issued to any one individual during a consecutive 12-month period to 5,000,000 shares. Under the 2008 Plan, these stock option grants may be exercised for a period up to ten years from the date of grant. Options issued to employees are exercisable upon vesting, which can range between the dates of the grant to up to 3 years. At the Annual Meeting of Stockholders held on April 14, 2009 the 2008 Plan was amended to increase the number of shares available for grant to 20,000,000.

Option awards are granted with an exercise price equal to the market price of the Company’s stock on the date of grant. Option awards generally vest over three years and have ten year contractual terms.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Option activity for the year ended June 30, 2009 and the three months ended September 30, 2009 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate intrinsic value

Outstanding at June 30, 2008	-0-
Granted	13,978,750	$1.27
Exercised	-0-
Forfeited and Cancelled	(7,375,000)	$1.96

Outstanding at June 30, 2009	6,603,750	$0.49	9.83 years
Granted	172,500	$0.21
Exercised	-0-
Forfeited and Cancelled	(340,000)	$1.96

Outstanding at September 30, 2009	6,436,250	$0.48	9.58 years	$579

Exercisable at September 30, 2009	-0-

The fair value of each time-based option award is estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

	For the Year Ended June 30, 2008	For the Year Ended June 30, 2009	For the Period Ended September 30, 2009

Average expected life (years)	—	6.0	6.0
Average risk free interest rate	—	3.5%	3.5%
Expected volatility	—	125%	125%
Expected dividend rate	—	0%	0%
Expected forfeiture rate	—	5%	5%

Common Stock Option Exchange Offer

On April 14, 2009, the Company’s board of directors approved a plan to exchange all individual holders of qualified and non-qualified stock options having an exercise price greater than $1.25 per share for new options if they agreed to a cancellation of their existing options. The new options would have different terms than the existing options including a lower exercise price, new vesting schedule and number of shares covered. All eligible employees participated in the program and 6,975,000 options that were previously granted were cancelled and new options covering 5,928,750 shares of the Company’s common stock were granted, a reduction of 1,046,250 outstanding options. The new stock options have an exercise price of $0.49 equal to the closing price per share of the Company’s common stock on April 29, 2009, the new stock option grant date, and vest ratably on each of the first, second and third anniversaries of the date of grant.

The Company accounted for the exchange offer as a modification under SFAS No. 123(R). In accordance with SFAS No. 123(R), the Company will record the incremental fair value related to the exchanged awards, together with unamortized stock-based compensation expense associated with the unvested

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

cancelled awards, over the remaining vesting period. The fair values of the exchanged options were estimated using the Black-Scholes option pricing model. The shares that were cancelled and reissued have been included in the forfeited or cancelled line in the table above.

As of September 30, 2009, there was $7,645 of unrecognized compensation cost. The Company expects to recognize these costs over the next three years.

At September 30, 2009, 13,563,750 shares are available for grant under the Company’s 2008 Plan.

Warrants

During the year ended June 30, 2009, the Company raised $800,000 from an individual investor in the form of 2,000,000 shares of common stock and warrants to purchase 600,000 shares at an exercise price of $0.05 per share. The warrants have a three year term and are exercisable at anytime. In August 2009, the Company raised $250,000 from an individual investor in the form of 625,000 shares of common stock and warrants to purchase 187,500 shares at an exercise price of $0.05 per share. The warrants have a three year term and are exercisable at anytime. At issuance, the Company has determined the warrants qualified as equity and has recorded the value as a component of APIC.

Warrant activity for the year ended June 30, 2009 and the three months ended September 30, 2009 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at June 30, 2008	0
Granted	600,000

Outstanding at June 30, 2009	600,000	$0.05
Granted	187,500	$0.05

Outstanding at September 30, 2009	787,500	$0.05	2.8 years	$410

Exercisable at September 30, 2009	787,500

11.	COMMITMENTS AND CONTINGENCIES

Employment Arrangements

In February 2008, the Company entered into a three-year employment agreement with Jeff Marshall to serve as its Chief Executive Officer. In March 2009, that agreement was amended. Under the amended agreement, Mr. Marshall serves as Chairman and Chief Executive Officer and receives a base salary of $150, plus incentive compensation of $50 if he achieves $5,000 in additional financing for the Company. Pursuant to his employment agreement, Mr. Marshall received 4,000,000 shares in February 2008, which vested immediately upon grant and will receive 2,000,000 shares on each of January 5, 2010 and 2011, if he is still employed by the Company on those dates. The Company is currently in discussions with Mr. Marshall regarding the deferment of the issuance of shares that were due to him on January 5, 2010. In the event of termination for any reason other than for “cause,” death or disability or if the Company decides not to renew the agreement, Mr. Marshall will receive, in addition to payment of accrued salary and benefits through the date of termination of employment, a severance payment equal to the sum of (i) twelve months of his then applicable annual base salary if the termination occurs any time before his first anniversary of his employment agreement or twenty-four months if his termination occurs any time after the first year of his employment agreement; and (ii) the average of his last two annual cash bonuses, and all unvested restricted stock held by the executive

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

shall immediately vest.

In March 2008, the Company entered into a three-year employment agreement with Greg Adams to serve as its Chief Financial Officer. In June 2008, that agreement was amended. Under the amended agreement, Mr. Adams receives a base salary of $200, plus incentive compensation of $100 if he achieves $10,000 in financing for the Company. In addition, Mr. Adams received 1,000,000 shares in March 2008 which vested immediately upon grant. Pursuant to his employment agreement, in August and November 2008, Mr. Adams was granted options covering 3,500,000 shares of the Company’s common stock, vesting ratably over a three-year period, at a price per share equal to the then market price of a share of its stock. In April 2009, Mr. Adams accepted the Company’s offer of options covering 2,975,000 shares of its common stock having an exercise price of $0.49 per share in exchange for cancelling his existing options. The new stock options are subject to a new three-year vesting schedule. In the event of termination for any reason other than for “cause,” death or disability or if the Company decides not to renew the agreement, Mr. Adams will receive, in addition to payment of accrued salary and benefits through the date of termination of employment, a severance payment equal to the sum of (i) twelve months of his then applicable annual base salary if the termination occurs any time before his first anniversary of employment or twenty-four months if his termination occurs any time after the first year of his employment; and (ii) the average of his last two annual cash bonuses, and all stock options held by the executive shall immediately vest and remain exercisable for the lesser of their original term or five years.

Lease Commitments

The Company currently leases office space for its Stamford, CT headquarters. The lease agreement for this space expires on May 31, 2010. Future minimum lease payments through the termination date totals $121. Rent expense totaled $55 and $158 for the years ended June 30, 2008 and 2009 and totaled $40 and $40 for the three months ended September 30, 2008 and 2009, respectively.

12.	INCOME TAXES

The Company’s effective tax (benefit) rate differs from the federal statutory rate of 35% as follows:

	June 30, 2008	June 30, 2009

Statutory federal tax (benefit) rate	(35%)	(35%)
State and local taxes, net of federal benefit	(6%)	(6%)
Valuation Allowance	41%	41%

Effective Tax Rate	0%	0%

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

The tax effects of the temporary differences that give rise to deferred tax assets consist of the following:

	June 30, 2008	June 30, 2009

Net Operating loss carryforwards	$4,859	$11,849
Stock based compensation	397	1,377
Intangible asset amortization	42	384
Valuation allowance	—	353

Total deferred assets	5,298	13,963
Valuation allowance	(5,298)	(13,963)

Net deferred tax assets	$0	$0

As of June 30, 2008 and 2009, the Company had federal NOL’s of approximately $13,419 and $30,412, respectively, expiring at various dates from fiscal 2026 to fiscal 2029. At June 30, 2008 and 2009 the tax benefits available on state and local returns for NOL’s were $531 and $1,204, respectively, with portions expiring at various dates from fiscal 2026 to fiscal 2028. As described in Note 3, the Company maintains a valuation allowance in accordance with SFAS 109 of $5,298 and $13,963 on its deferred tax assets at June 30, 2008 and 2009, respectively. Until the Company achieves and sustains an appropriate level of profitability, it plans to maintain a valuation allowance on its net deferred tax assets on a fully reserved basis.

During the years ended June 30, 2008 and 2009, the Company did not have any unrecognized tax benefits and accordingly did not recognized interest expense or penalties related to unrecognized tax benefits.

The Company has filed tax returns for fiscal 2006 and 2007. The company is currently in the process of filing a tax return for fiscal 2008 and 2009. At June 30, 2009 the Company has not accrued interest or penalties related to these filings.

13.	RELATED PARTY TRANSACTIONS

Between June 2007 and June 2009, the Company issued an aggregate of 8,000,000 shares of the Company’s common stock to Marketiquette, Inc. Marketiquette is owned and operated by Jeffrey Loch, one of the Company’s directors, and Carol Loch, his wife. At the direction of Marketiquette, all of the shares were issued to KeysKwest, LLC, which beneficially owned approximately 9.3% of the Company’s outstanding shares as of September 30, 2009 and whose sole member is Carol Loch, the wife of Jeffrey Loch.

In September 2008, the Company entered into a services agreement, as amended, with Marketiquette under which the Company pays Marketiquette a monthly retainer of $36 as well as commissions from 5%-10% based on net sales it generates. The commission depends on the customer’s class of trade with a declining maximum scale based on volume. The Company paid Marketiquette a total of $240 and $819 for the years ended June 30, 2008 and 2009, respectively and a total of $201and $152 for the three months ended September 30, 2008 and 2009, respectively, which are included in selling, general and administrative expenses. As of June 30 2008 and 2009, amounts due to Marketiquette were $203 and $300, respectively. As of September 30, 2008 and 2009, amounts due to Marketiquette were $178 and $154, respectively.

In January 2008, the Company entered into an agreement with Kwik Paint Products (“KPP”), whereby KPP provides resources to handle administrative services, packaging and distribution of their products. KPP is owned by Ron Lipson who beneficially owned approximately 5.8% of the Company’s issued and outstanding shares as of September 30, 2009. The agreement calls for a fixed monthly management fee as well as the variable packaging fee based on actual production. In accordance with the agreement the

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Company granted KPP 3,000,000 shares of its common stock, which vest over a ten-month period. The Company has recorded the costs in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and therefore the Company would be marking to market the value of the equity instruments until they vest. In May 2008, the Company accelerated the vesting of this award and recorded an expense of $3,750. The expense was recorded based upon the closing price of the stock on the date of acceleration.

In May 2008, the Company granted KPP an additional 1,000,000 shares, fully vested and recorded $1,650. In addition, the Company granted KPP an additional 1,000,000 shares, which vested over a 9 month period. The Company recorded approximately $640 related to this grant. The recorded expenses were based upon the closing price of the stock on the date of vesting. The Company paid KPP an aggregate of $127 and $782 for packaging and management fees for the years ended June 30, 2008 and 2009, respectively and paid $162 and $169 for packaging and management fees for the three months ended September 30, 2008 and 2009, respectively. As of June 30 2008 and 2009, amounts due to KKP were $9 and $89, respectively. As of September 30, 2008 and 2009, amounts due to KKP were $29 and $91, respectively.

In February 2008, the Company entered into an agreement with Inventek under which Inventek granted a royalty-free license and exclusivity rights to market, sell and distribute appearance products in exchange for 5,000,000 shares of the Company’s common stock. In July 2008, Inventek purchased an additional 1,428,571 shares of common stock at $0.70 per share. As a result of this transaction, an additional $150 of payables was extinguished and the Company received an additional $850 in cash consideration. Inventek is owned by Yasmin Andrecola, whose husband Paul Andrecola, beneficially owned approximately 10.5% of the Company’s stock as of September 30, 2009. Under the terms of the agreement, Inventek and Green Earth Technologies agreed to combine resources and work together collectively to formulate and manufacture products to be sold under the company’s brand names. The Company purchased inventory from Inventek totaling $1,006 and $704 for the years ended June 30, 2008 and 2009, respectively. The Company did not purchase inventory from Inventek during the three months ended September 30, 2008 and 2009. As of June 30 2008 and 2009, amounts due to Inventek were $150 and $325, respectively. As of September 30, 2008 and 2009, amounts due to Inventek were $0 and $66, respectively.

As of June 30, 2008, the Company had two outstanding notes with an aggregate original principal amount of $550 due to Simon Higgs, the Company’s President, Chief Operating Officer and a director. On July 31, 2008, one of the notes having an original principal amount of $250 and the accrued interest there on, was converted into 638,584 shares of the Company’s common stock. The second note, a secured note with an original principal balance of $300, accrued interest at a rate of 5% per month and was originally due on September 2, 2008. The maturity date was initially extended to January 6, 2009. In January 2009, the note was further amended to provide that interest will accrue at the rate of 12% per annum and a new maturity date to June 30, 2009. In February 2009, Mr. Higgs advanced an additional $20 to the Company, which was added to the principal balance of the note. Additionally, in July 2009, Mr. Higgs advanced an additional $10 to the Company, which was added to the principal balance of the note. In July 2009, the note was further amended to provide that interest will accrue at the rate of 6% per annum and a new maturity date to January 4, 2010. Finally, it was agreed that if the note is not paid in full by the new maturity date, the Company would issue 250,000 shares of its common stock to Mr. Higgs. The note was outstanding at June 30, 2009. Interest expense of $208 is accrued related to this note. In January 2010, the maturity date was extended to July 4, 2010 and Mr. Higgs agreed to waive his right to collect a stock issuance of 250,000 shares due on January 4, 2010.

In December 2008, the Company entered into a five-year worldwide distribution agreement for G-branded products with TTI. The deal covers over twenty of its products, including all G-OIL® 2-Cycle, 4-Cycle and Bar & Chain oils, and reserves the right for TTI to distribute the Company’s entire line of products, including new product launches in 2009. TTI’s exclusive distribution rights are subject to TTI fulfilling a minimum purchase volume of $15,000 of the Company’s products during each calendar year following December

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

2010. See footnote 16 for additional information.

On March 31 2009, TTI subscribed for 6,666,667 shares of common stock and warrants to purchase 2,222,222 shares of common stock at $0.20 per share at any time on or before March 31, 2012. The aggregate purchase price for the stock and warrants was $2,000. The securities were issued in October 2009.

In October 2009, the Company entered into an investment agreement with TTI under which TTI agreed to purchase 8,000,000 shares of the Company’s common stock for an aggregate purchase price of $1,200. In addition, the Company granted TTI an option to purchase another 8,000,000 shares of the Company’s common stock at a price of $0.15 per share, or $1,200 in the aggregate. In October 2009 TTI exercised half of its option and the Company issued 4,000,000 shares of common stock to TTI. In January 2010, TTI exercised the other half of its option and the Company issued the remaining 4,000,000 shares of common stock underlying the option to TTI. Under the agreement, the Company also agreed to issue 8,000,000 shares of the Company’s common stock in exchange for a release relating to $1,600 in damages incurred by TTI and its affiliates in connection with a batch of engine oil that was defective. Regarding the Company’s product liability settlement with TTI, TTI informed the Company that a shipment of engine oil it received from Bio Tec failed to meet the requisite quality standards. The damages incurred by TTI and its affiliates related to the costs of receiving a replacement batch, including repackaging the defective oil, labor, product returns, air freight and fines against TTI from its customers. Under the Company’s settlement agreement with TTI, the Company agreed to issue 8,000,000 shares of the Company’s common stock in satisfaction of the Company’s $1.6 million product liability. The share issuance is to satisfy all claims, except for product liability claims or any claims which cannot be released as a matter of law against the Company, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with the shipment of defective engine oil. For the fiscal year ended June 30, 2009 and three months ended September 30, 2009, approximately 84% and 76% of the Company’s revenues, respectively, were derived from TTI.

In December 2007, the Company issued to Mat Zuckerman, its former president and chief operating officer, 12,000,000 shares of its common stock in exchange for certain intellectual property rights that he owned as set forth in various applications he filed with the U.S. Patent and Trademark Office. The Company has also issued a total 4,200,000 shares of common stock to Mr. Zuckerman in exchange for services. Finally, at Mr. Zuckerman’s direction during the fiscal year ended June 30, 2008 and June 30, 2009, the Company paid $360 and $83 in consulting fees to Axiom and Treya, companies owned and operated by Mr. Zuckerman.

As of September 30, 2009, the Company has an unsecured note totaling $125 due to Jeff Marshall, the Chairman and CEO of the Company. In August 2009, the note was further amended to provide that interest will accrue at the rate of 6% per annum and a new maturity date to January 4, 2010. In January 2010, the maturity date of the note was extended to July 4, 2010.

See footnote 7, 8, 11 & 14 for additional information on related party transactions.

14.	CONCENTRATIONS OF RISK

Cash

The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Accounts Receivable

The Company distributes performance and appearance products to the entire U.S. market. The following customers represent the majority of the Company’s sales:

	June 30, 2008	June 30, 2009	September 30, 2008	September 30, 2009

Sales
Target	62%	—	—	—
TTI	—	84%	86%	75%
ACE
Hardware	—	12%	—	13%

Accounts
Receivable
Target	66%	—	—	—
TTI	—	19%	72%	10%
ACE
Hardware	—	57%	—	40%

Inventory and Accounts Payable

The Company purchases a significant amount of its inventories from Bio Tec and Inventek, a related- party. The Company’s inventory on hand purchased from Bio Tec and Inventek and accounts payable relative to Bio Tec and Inventek are as follows:

	June 30, 2008	June 30, 2009	September 30, 2008	September 30, 2009

Inventory
on hand

Bio Tec	$22	$406	$266	$352

Inventek	$795	$1,009	$765	$989

Accounts
Payable

Bio Tec	—	4%	12%	3%
Inventek	14%	14%	—	4%

Inventory
purchased

Inventek	$1,006	$704	$—	$—

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

15.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended June 30, 2008 and 2009 is as follows:

	Quarter Ended

	Sept. 30 2007	Dec. 31 2007	Mar. 31 2008	Jun. 30 2008

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	—	—	—	290
Net loss	(422)	(856)	(2,930)	(12,474)

Net loss per share	(0.02)	(0.03)	(0.09)	(0.32)

	Quarter Ended

	Sept. 30 2008	Dec. 31 2008	Mar. 31 2009	Jun. 30 2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	619	336	1,175	1,674
Net loss	(3,285)	(2,613)	(4,173)	(5,261)

Net loss per share	(0.04)	(0.04)	(0.05)	(0.07)

16	SUBSEQUENT EVENTS

Private Placement – Common Stock

In October 2009, the Company issued to TTI 6,666,667 shares of common stock and warrants to purchase 2,222,222 shares of common stock at $0.20 per share at any time on or before March 31, 2012. These securities were subscribed for in March 2009 for an aggregate payment of $2,000.

In October 2009, the Company entered into an investment agreement with TTI under which TTI agreed to purchase 8,000,000 shares of the Company’s common stock for an aggregate purchase price of $1,200. In addition, the Company granted TTI an option to purchase another 8,000,000 shares of the Company’s common stock at a price of $0.15 per share, or $1,200 in the aggregate. In October 2009, TTI exercised half of its option and the Company issued 4,000,000 shares of common stock to TTI. In January 2010, TTI exercised the other half of its option and the Company issued the remaining 4,000,000 shares of common stock underlying the option to TTI. The agreement provides that the purchase price for the shares and the exercise price of the option will be adjusted if the average purchase price for a share of the Company’s common stock sold during the period beginning on September 1, 2009 and ending December 31, 2009 is less than $0.15 per share. Under the agreement, the Company also agreed to issue 8,000,000 shares of the Company’s common stock in satisfaction of all claims, except for product liability claims or any claims that cannot be released as a matter of law, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with a shipment of defective engine oil.

In November 2009, the Company issued 1,800,000 shares of common stock and warrants to purchase 900,000 shares of common stock at $0.23 per share for gross proceeds of $500 in a private placement transaction. There were no cash payments in connection with this private placement transaction.

In November 2009, the Company issued 3,600,000 shares of common stock for gross proceeds of $1,000 in a private placement transaction.  The Company paid $25 in cash and agreed to issue 100,000 shares of common stock, having a value of $25, to a placement agent in connection with this private placement transaction.

In January 2010, the Company issued 700,000 shares of common stock for gross proceeds of $350 in private placement transactions.  There were no cash payments in connection with these private placement transactions.

In January 2010, the Company entered into subscription agreements with two accredited investors under which the investors agreed to purchase an aggregate of 3,600,000 shares of common stock and warrants to purchase 1,080,000 shares of common stock at $0.38 per share for an aggregate purchase price of $1,000.  There were no cash payments in connection with these private placement transactions.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Product Liability Settlement

Under the TTI Agreement, the Company agreed to issue 8,000,000 shares of its common stock in satisfaction of its $1,600 product liability accrual. The share issuance is to satisfy all claims, except for product liability claims or any claims which cannot be released as a matter of law against it, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with a shipment of defective engine oil.

After taking into account the private placement, product liability settlement and the potential exercise of warrants and options in the TTI Agreement, TTI would beneficially own 26.8% of the Company’s issued and outstanding shares.

Legal Proceedings

On November 20, 2009, the Company was served with a summons and complaint, filed in the Superior Court of California, County of Los Angeles, on behalf of Mathew Zuckerman, the Company’s former president and chief operating officer, and other entities that he controls or in which he claims a beneficial interest. Each plaintiff claims to own or control shares of the Company’s common stock. The plaintiffs allege that they have suffered damages of not less than $6 million as a result of the Company’s refusal to allow them to transfer the shares they allegedly own or control. Apparently, the basis of this claim is the fact that the Company had placed a “stop order” with its transfer agent on the shares the plaintiffs allege to have owned or controlled. The Company had placed a stop order on the transfer of these shares because the Company believed that Mr. Zuckerman was an “affiliate” under Rule 144 promulgated by the Securities and Exchange Commission due to his significant ownership of the Company’s common stock and that, therefore, those shares are “restricted” and saleable subject to the requirements and limitations of Rule 144. Mr. Zuckerman has no other affiliation with the Company. The complaint also seeks declaratory relief that Mr. Zuckerman is not in violation of the non-compete provisions contained in his employment agreement. Apparently, this portion of the complaint is in response to the Company informing Mr. Zuckerman that the Company believed he has violated that non-compete covenant as a result of his affiliation with and employment by Alkane, Inc., a company that markets a bio-diesel fuel additive. The Company has not yet filed a response to the complaint. The Company intends to defend itself vigorously and to assert various claims. It is too soon to determine the likely outcome of this matter.

The Company received a notice from Bio Tec that Bio Tec was terminating its agreement with the Company, effective December 4, 2009. In the termination notice, Bio Tec claimed that the Company had breached the agreement by failing to purchase and market the minimum amount of Bio Tec’s products as required by the agreement. As a result, Bio Tec claims that the Company is required to pay one of Bio Tec’s principals $300,000 per year and also demanded that the Company “cease immediately any representations that [the Company has] an exclusive right to market, sell and distribute products utilizing technology proprietary to Bio Tec” and that the Company “cease advertising that [the Company] may have a right to use Bio Tec’s technology to produce products.” The Company believes, however, that the Company has complied with all of the terms of the agreement and that Bio Tec is not entitled to any termination penalties. In fact, the Company believes that Bio Tec has breached the agreement. On December 21, 2009, the Company commenced an action in the United States District Court for the Southern District of New York against Bio Tec to enforce the Company’s rights under its agreement with Bio Tec, including the Company’s rights to Bio Tec’s intellectual property, and to recover certain amounts that the Company advanced to or on behalf of Bio Tec and to recover damages that the Company incurred as a result of Bio Tec’s breach of the agreement. It is too soon to determine the likely outcome of this matter.

GREEN EARTH TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

SEC Investigation

On December 14, 2009, the Company received a subpoena from the Securities and Exchange Commission requesting documents in connection with the issuance of securities and the removal of restrictive legends from such securities as well as supporting documents for the Company’s public announcements. The Company is in the process of complying with the subpoena. It is too soon to determine the scope of the SEC’s investigation.